



The GEO Group, Inc.

2010 ANNUAL REPORT

Financial Highlights

Business Unit*


15% International Services
17% GEO Care
68% U.S. Detention & Corrections

U.S. Detention & Corrections by Customer


2% Louisiana
1% Alaska
3% Virginia
20% ICE
4% Indiana
19% U.S. Marshals
4% Texas
4% Oklahoma
4% Mississippi
5% California
6% Arizona
6% New Mexico
14% BOP
8% Florida

*Revenue breakdown excludes construction revenues.

REVENUES (EXCLUDING CONSTRUCTION)
$ In Millions


$1500
$1200
$900
$600
$300
$957.1
$1,043.1
$1,246.7
2008
2009
2010
CAGR
+14%

PRO FORMA INCOME FROM CONTINUING OPERATIONS*
$ In Millions


$100
$80
$60
$40
$20
$64.6
$73.5
$85.3
2008
2009
2010
CAGR
+15%

DILUTED PRO FORMA EARNINGS PER SHARE*


$2.00
$1.50
$1.00
$0.50
$1.25
$1.42
$1.52
2008
2009
2010
CAGR
+10%

CAGR = compound annual growth rate

*This annual report contains certain Non-GAAP measures. Please refer to the Form 8-Ks filed on February 24, 2011 and February 26, 2010 for a description of such Non-GAAP measures and a reconciliation of such Non-GAAP measures to their most comparable GAAP measure.



George C. Zoley,
Chairman of the Board,
Chief Executive Officer & Founder

In many respects, 2010 marked an extraordinary and transformational year for The GEO Group. Our diversified services platform continued to deliver meaningful organic growth with the opening of approximately 4,900 new or expanded correctional, detention, and residential treatment beds throughout the year as well as the announcement of new contract awards for an additional 6,350 new beds slated for activation between 2011 and early 2012.

Additionally during the year, we announced two transformational strategic transactions that have enhanced our service delivery platform and have redefined our company's mission and structure, and as a result we believe this positions GEO as the premier provider of Continuum of Care solutions for corrections, detention, and treatment services. These efforts were complemented by important steps we have taken to strengthen an already sound balance sheet and capital structure and to enhance value for our shareholder base.

Continued Organic Growth

We believe that our core correctional, detention, and treatment market segments continue to be driven by strong fundamental trends and increasing demand for bed space. In the United States, capacity constraints and growing offender populations have continued to drive the need for cost-efficient correctional and detention beds. At the federal level, initiatives related to border enforcement and immigration detention with an emphasis on criminal alien populations as well as the consolidation of existing detainee populations have created a need for larger-scale, cost efficient facilities.

Our U.S. Detention & Corrections business unit built on its long-standing public-private partnerships with our state and federal clients with the activation of new projects and the announcement of new contracts awards during 2010.

These project activations and new contract awards included the opening of the 2,000-bed Blackwater River Correctional Facility in Florida; the activation of a new 2,507-bed contract with the Federal Bureau of Prisons at the D. Ray James Correctional Facility in Georgia; three new contracts for the development and operation of the new 1,500-bed Riverbend Correctional Facility in Georgia; the development and operation of the 600-bed Karnes Civil Detention Center for immigration detainees in Texas; and the housing of 2,580 California inmates at our company-owned North Lake Correctional Facility in Michigan; as well as two contract awards for the management of the 1,066-bed Indiana Short-Term Offender Program Facility and a 512-bed expansion to the New Castle Correctional Facility in Indiana.

Our International Services and GEO Care divisions continued to generate significant contributions to our company wide earnings. Internationally, our GEO U.K. subsidiary activated a 360-bed expansion at the Harmondsworth Immigration Removal Centre in England, and GEO Care signed a new contract for the management and operation of the 100-bed Montgomery County Mental Health Treatment Facility in Texas, which is scheduled to open in March 2011.

"Our diversified services platform continued to deliver meaningful organic growth with the opening of approximately 4,900 new or expanded beds in 2010 in addition to new contract awards for 6,350 new beds slated for activation between 2011 and early 2012."

Strategic Transactions Position GEO as Premier Continuum of Care Provider

In addition to the continued organic growth experienced by our diversified business units, we announced two important strategic transactions during 2010. On August 12th, we completed a transformational merger with Cornell Companies for stock and cash at an estimated enterprise value of approximately $730 million, including the paydown of approximately $182 million in debt and the assumption of approximately $108 million in non-recourse debt. The merger added approximately 15,000 correctional and detention beds to our U.S. Detention & Corrections operations and expanded GEO Care's service platform with the addition of approximately 2,400 beds in the community-based reentry market and approximately 1,800 beds in the youth services market.

On December 21st, we announced the $415 million acquisition of BI Incorporated. Founded in 1978, BI is the largest provider of comprehensive electronic monitoring services with a full complement of technologies including radio frequency and global positioning system equipment, voice identification, and remote alcohol detection systems, which track more than 60,000 offenders on behalf of approximately 900 federal, state and local correctional agencies located in all 50 states. BI also provides community-based reentry services on behalf of state and local correctional agencies at 26 non-residential day reporting centers across the United States and is the sole provider of monitoring and supervision services for U.S. Immigration and Customs Enforcement through the Intensive Supervision and Appearance Program. We closed the acquisition of BI in February 2011, and we are integrating BI into our GEO Care business unit.

We believe that these two transformational strategic transactions have made GEO the premier provider of complementary turnkey solutions for corrections, detention, and treatment services. From the development and financing of correctional and detention facilities, to the intake and housing of offenders, to the provision of transportation functions as well as comprehensive medical, mental health and rehabilitation services, to the reintegration and supervision of offenders in the community, GEO is now uniquely positioned to provide full service solutions that can deliver enhanced quality and cost savings across a comprehensive Continuum of Care.

Strong Balance Sheet and Capital Structure

To complement our organic and strategic growth efforts, we have taken steps to strengthen an already sound balance sheet and capital structure with the issuance in February 2011 of $300 million in 6.625% senior unsecured notes due 2021 and an amendment to our senior credit facility, which has increased our total senior secured borrowing capacity to $1 billion. These important capital structure transactions along with our cash-on-hand and annual adjusted funds from operations will give our company ample liquidity to pursue more than $500 million in new capital expansion projects over the next two years.

Earnings Growth Drives Shareholder Value

Our financial performance reached new highs in 2010. Our total revenues increased 11 percent to $1.27 billion. Our adjusted EBITDA increased 19 percent to $225.4 million, and our pro forma income from continuing operations grew 16 percent to $85.3 million. The robust growth in our financial results continues to validate our company's diversified growth and investment strategy. In addition to our strong earnings performance, we also implemented and completed an $80 million share repurchase program during 2010, which further enhanced value for our shareholders.

The operational and strategic milestones we achieved in 2010 have catapulted GEO to a new leadership position in our industry with more than 81,000 beds in 118 correctional, detention, and residential treatment facilities, over 60,000 offenders on electronic monitoring and community supervision, and approximately 19,000 employees worldwide. GEO is a co-leader in the corrections and detention market, and we believe that we now have leading positions in the mental health and residential treatment, community-based reentry, youth services, and electronic monitoring markets.

With a strengthened balance sheet, increased capital availability, and enhanced service delivery platforms, we believe GEO is well positioned to capture new and exciting business development opportunities as the premier provider of comprehensive Continuum of Care solutions for corrections, detention, and treatment services.

> ***"The acquisitions of Cornell Companies and BI Incorporated have made GEO the premier provider of Continuum of Care solutions for corrections, detention, and treatment services."***

Board of Directors



Christopher C. Wheeler
Former Member and Partner of
Proskauer Rose LLP

Clarence E. Anthony
President and CEO of Anthony
Government Solutions, Inc.

Norman A. Carlson
Former Director
Federal Bureau of Prisons

Richard H. Glanton
Chairman and Chief Executive Officer
Philadelphia Television Network

George C. Zoley
Chairman of the Board, Chief
Executive Officer and Founder
The GEO Group, Inc.

Anne N. Foreman
Former Under Secretary
United States Air Force



Senior Officers


The GEO Group

World Headquarters, Boca Raton, FL















George C. Zoley
Chairman of the Board,
Chief Executive Officer
and Founder

Brian R. Evans
Senior Vice President and
Chief Financial Officer

John M. Hurley
President, GEO Detention
& Corrections

Jorge A. Dominicis
President, GEO Care, Inc.

John J. Bulfin
Senior Vice President,
General Counsel and Secretary

Thomas M. Wierdsma
Senior Vice President,
Project Development

Stephen V. Fuller
Senior Vice President,
Human Resources

Strategic Transactions Position GEO

During 2010, The GEO Group announced two transformational strategic transactions that have enhanced its service delivery platform and we believe have positioned GEO as the premier provider of Continuum of Care solutions for corrections, detention, and treatment services worldwide.

Merger with Cornell Companies
On August 12th, GEO completed its merger with Cornell Companies. The merger, which had been announced on April 19th, resulted in GEO's acquisition of Cornell for stock and cash at an estimated enterprise value of approximately $730 million, including the paydown of approximately $182 million in debt and the assumption of approximately $108 million in non-recourse debt.

In connection with the merger, GEO issued approximately 15.8 million shares in exchange for 80 percent of the outstanding shares of Cornell's stock. The remaining 20 percent of the outstanding shares of Cornell's stock received cash payments totaling approximately $85 million. GEO financed the merger and refinanced the company's combined debt with borrowings under a new senior credit facility.

The merger added approximately 15,000 correctional and detention beds to GEO's U.S. Detention & Corrections operations and expanded GEO Care's service platform with the addition of approximately 2,400 beds in the community-based reentry market and approximately 1,800 beds in the youth services market.

Acquisition of BI Incorporated
On December 21st, GEO announced the $415 million acquisition of BI Incorporated. GEO financed the transaction with proceeds from the offering of $300 million in 6.625% senior unsecured notes due 2021 and $150 million in borrowings under its senior credit facility in February 2011.

Founded in 1978, BI is the largest provider of comprehensive electronic monitoring services with a full complement of technologies including radio frequency and global positioning system equipment, voice identification, and remote alcohol detection systems, which track more than 60,000 offenders on behalf of approximately 900 federal, state and local correctional agencies located in all 50 states.


Correctional Facility Under Construction


Northwest Detention Center, Tacoma, WA


South Bay Correctional Facility, South Bay, FL

Design/Construction and Project Financing

Detention Management

Corrections Management

to Provide Continuum of Care Services

BI also provides community-based reentry services to approximately 1,700 parolees and probationers on behalf of state and local correctional agencies at 26 non-residential day reporting centers across the United States and is the sole provider of monitoring and supervision services for U.S. Immigration and Customs Enforcement through the Intensive Supervision and Appearance Program. We expect BI's business segments to be an excellent strategic fit for GEO, and BI will be integrated into GEO Care's diversified service offerings.

The New GEO Group's Expanded Operations and Continuum of Care Model

These two transformational strategic transactions have expanded GEO's operational footprint, and we believe they have made GEO the premier provider of complementary turnkey solutions for corrections, detention, and treatment services under a new and innovative Continuum of Care model.

GEO now oversees approximately 81,000 beds in 118 facilities and tracks over 60,000 offenders on electronic monitoring and under community supervision. GEO is a co-leader in the corrections and detention market, and we believe we have leading competitive positions in the mental health and residential treatment, community-based reentry services, youth treatment services, and electronic monitoring and community supervision markets.

From the development and financing of correctional and detention facilities, to the intake and housing of offenders, to the provision of transportation functions as well as comprehensive medical, mental health and rehabilitation services, to the reintegration and supervision of offenders in the community, GEO is now uniquely positioned to provide its clients worldwide with full service solutions that can deliver performance-based outcomes and significant cost savings across a comprehensive Continuum of Care that covers every aspect and reaches every segment across the corrections, detention, and treatment services spectrum.


South Florida State Hospital, Pembroke Pines, FL


Taylor Street Center, San Francisco, CA


Electronic Monitoring

Medical & Mental Health Treatment & Rehabilitation

Residential Reentry Services

Community Supervision & Reintegration



John M. Hurley,
President, GEO Detention & Corrections

Established in 1984, GEO Detention & Corrections provides secure corrections and detention management services as well as secure offender transportation services to government clients in the United States and internationally. Worldwide, GEO Detention & Corrections oversees the operation and management of approximately 75,000 beds in 74 correctional and detention facilities.


North Lake Correctional Facility, Baldwin, MI

U.S. Detention & Corrections

GEO's U.S. Detention & Corrections division oversees the operation and management of more than 67,000 beds in 67 correctional and detention facilities, making it the sixth largest correctional system in the United States. GEO's U.S. Corrections division provides services on behalf of the Federal Bureau of Prisons, U.S. Marshals Service, U.S. Immigration and Customs Enforcement, and the Office of the Federal Detention Trustee as well as 12 state correctional clients and various county and city jurisdictions.

The daily oversight of GEO's U.S. Detention & Corrections facilities is coordinated from three regional offices located in Charlotte, North Carolina; San Antonio, Texas; and Los Angeles, California. Each regional operating structure is headed by a Regional Vice President who oversees approximately two dozen experts in security, medical, financial, contract compliance, human resources and other support services. This regional operating structure enables GEO to implement superior quality controls, develop personalized professional relationships, and ensure the delivery of a full complement of high quality services, including:

- Secure custody services
- Correctional health care
- Food services
- Academic and vocational programming
- Rehabilitation treatment
- Facility maintenance


New Castle Correctional Facility, New Castle, IN


Eastern Regional Office, Charlotte, NC


Central Regional Office, San Antonio, TX


Aurora ICE Processing Center, Aurora, CO


Western Regional Office, Los Angeles, CA



Blackwater River Correctional Facility, Milton, FL



D. Ray James Correctional Facility, Folkston, GA

International Services

GEO's International Services division provides correctional and detention services for government clients in Australia, the United Kingdom, and South Africa managing seven correctional and detention facilities with approximately 7,000 beds. Through wholly-owned subsidiary and joint-venture companies, GEO's International Services division provides correctional solutions that are fully customizable and tailored to each government client's requirements and standards.

The GEO Group Australia, headquartered in Sydney, Australia, provides management services at four correctional and remand centers with more than 3,200 beds in the states of New South Wales, Queensland, and Victoria. GEO Australia also provides correctional healthcare services for the state of Victoria through its Pacific Shores Healthcare subsidiary.

The GEO Group UK, headquartered in London, England, offers correctional and detention management, prisoner transportation, court custody and escort, and community corrections services to government clients in the United Kingdom. GEO UK manages two Immigration Removal Centres in England.

South African Custodial Services, headquartered in Johannesburg, South Africa, provides secure correctional management services for the Department of Correctional Services and has played an integral role in helping the South African government meet its correctional needs. South African Custodial Services operates the 3,024-bed Kutama Sinthumule Correctional Centre.


The GEO Group Australia, Sydney, Australia


GEO
GEO
The GEO Group UK, London, England


Parklea Correctional Centre, Parklea, New South Wales, Australia


OAK PLACE
South African Custodial Services, Johannesburg, South Africa


GEO Transport
GTI Motor Coach

GEO Transport, Inc.

GEO's in-house transportation division, GEO Transport, Inc. (GTI) provides armed, secure transportation to federal, state and local government clients in the United States and internationally. With the flexibility and resources to provide both ground and air transfer services, GTI helps government clients meet their increasing need for secure offender and detainee transportation.

GTI operates a fleet of customized secure transport vehicles and provides unmatched support services, including:

- Special secure USDOT compliant vehicles
- Licensed and armed transportation officers
- Strategically located transportation centers nationwide
- Proprietary GPS satellite tracking software (GEOTrack)
- Two-way communications, in-vehicle recording, and continuous vehicle monitoring
- Constant communication link with all service vehicles
- Ground support to book and re-route vehicles in real time


GTI Bus


GTI Transportation Officer



Jorge A. Dominicis
President, GEO Care, Inc.

GEO Care was established in 1997 as a wholly-owned subsidiary of The GEO Group. Through the provision of high-quality, innovative, and effective programs, GEO Care has established itself as a premier provider of diversified treatment services.


Columbia Regional Care Center, Columbia, SC

Residential Treatment Services

GEO Care's Residential Treatment Services division operates six residential treatment facilities in Florida, South Carolina, and Texas with approximately 2,000 beds. GEO Care provides government clients with turnkey solutions for medical and mental health rehabilitation facilities, including:

- *Civil Psychiatric Hospitals* for severely and persistently mentally ill adults who are involuntarily committed when community treatment alternatives are no longer effective
- *Forensic Psychiatric Hospitals* for individuals who have been declared incompetent to proceed to trial or not guilty by reason of insanity by the courts
- *Special Needs Treatment Facilities* designed to treat individuals who have been civilly committed and are pre-disposed to commit acts that endanger the health and safety of others



South Florida Evaluation & Treatment Center, Florida City, FL

Florida Civil Commitment Center, Arcadia, FL

Community-Based Services

GEO Care's Community-Based Services division provides offenders, nearing the end of their sentence, with the resources necessary to productively transition back into society. Through 21 residential reentry centers, GEO Care provides approximately 2,700 federal and state parolees and probationers with temporary housing, employment assistance, rehabilitation and substance abuse counseling, and vocational and education programs.

GEO Care is also able to offer additional reentry and supervision services through full service evidence-based cognitive behavioral treatment programs at 26 day reporting centers nationwide which serve approximately 1,700 parolees and probationers on behalf of state and local correctional agencies. Through these services, parolees are provided behavioral assessments, treatment, supervision and education.


Bronx Residential Reentry Center, Bronx, NY


BI HomeBase 100
Ankle-worn Alcohol Monitoring Technology: BI TAD

Community Supervision and Electronic Monitoring Services

Through its wholly-owned subsidiary, BI Incorporated, GEO Care is the leading provider of community supervision and electronic monitoring services to federal, state, and local government agencies in every state in the country. BI tracks over 60,000 offenders on electronic monitoring, and through the Intensive Supervision and Appearance Program, a core component of the Department of Homeland Security's Alternatives to Detention program, BI is the sole provider of community supervision and monitoring services for U.S. Immigration and Customs Enforcement.

BI offers government clients a combination of leading proprietary electronic monitoring products and superior customer service, including:

- Leading radio-frequency tracking technology
- Cutting-edge Global Positioning System (GPS) tracking devices
- Innovative alcohol monitoring devices
- Voice verification systems
- Sophisticated Customer Call Center in Anderson, Indiana
- Proprietary offender tracking software


Sobrietor
Remote Alcohol Monitoring System: BI Sobrietor


Electronic Monitoring System for Group Homes & Halfway Houses: BI GroupGuard Plus

Abraxas Academy, Morgantown, PA

Youth Services

For more than 25 years, GEO Care's Youth Services division has provided residential, shelter care, and alternative education programs specifically designed to address the needs of individuals within the juvenile justice system with programs tailored to the specific treatment needs of youthful offenders in need of mental, behavioral health, and drug and alcohol treatment.

GEO Care oversees approximately 1,800 youth services beds spanning 17 residential facilities and additional non-residential programs, which serve a diverse base of state and local government agencies that rely on this network of facilities to treat the youthful offenders in their custody.

Correctional Health Care

GEO Care's Correctional Health Care division provides comprehensive correctional healthcare, mental health, substance abuse, and other medical treatment services within GEO's correctional and detention facilities in the United States. GEO Care currently provides correctional health care services in 33 U.S. Detention & Corrections facilities with a patient treatment capacity of over 38,000 inmates.


Abraxas I, Marienville, PA



United States
GEO Detention & Corrections

Facility Name	Capacity
U.S. DETENTION & CORRECTIONS	
FEDERAL	
Aurora ICE Processing Center (CO)	1,100
Big Spring Correctional Center (TX)	3,509
Broward Transition Center (FL)	700
Central Texas Detention Facility (TX)	688
D. Ray James Correctional Facility (GA)	2,847
Frio County Detention Center (TX)	391
Guantanamo Bay Migrant Operations Center (Cuba)	130
Joe Corley Detention Facility (TX)	1,287
Karnes Correctional Center (TX)	679
Karnes Civil Detention Center (TX)	600
LaSalle Detention Facility (LA)	1,160
Maverick County Detention Facility (TX)	688
Moshannon Valley Correctional Center (PA)	1,495
Northwest Detention Center (WA)	1,575
Queens Detention Facility (NY)	222
Reeves County Detention Complex I&II (TX)	2,407
Reeves County Detention Complex III (TX)	1,356
Regional Correctional Center (NM)	970
Rio Grande Detention Center (TX)	1,500
Rivers Correctional Institution (NC)	1,450
Robert A. Deyton Detention Facility (GA)	768
South Texas Detention Complex (TX)	1,904
Val Verde Correctional Facility (TX)	1,407
Western Region Detention Facility San Diego (CA)	770

Facility Name	Capacity
STATE	
ALASKA	
Hudson Correctional Facility (CO)	1,250
ARIZONA	
Arizona State Prison - Florence West	750
Arizona State Prison - Phoenix West	450
Central Arizona Correctional Facility	1,280
CALIFORNIA	
Central Valley Modified Community Correctional Facility	625
Desert View Modified Community Correctional Facility	643
Golden State Modified Community Correctional Facility	625
Leo Chesney Female Community Correctional Facility	305
North Lake Correctional Facility (MI)	2,580
FLORIDA	
Blackwater River Correctional Facility	2,000
South Bay Correctional Facility	1,862
GEORGIA	
Riverbend Correctional Facility	1,500
INDIANA	
New Castle Correctional Facility	3,196
Indiana STOP Program	1,066
LOUISIANA	
Allen Correctional Center	1,538
MISSISSIPPI	
East Mississippi Correctional Facility	1,500
Marshall County Correctional Facility	1,000
Walnut Grove Youth Correctional Facility	1,450
NEW MEXICO	
Northeast New Mexico Detention Facility	625
Guadalupe County Correctional Facility	600
Lea County Correctional Facility	1,200
OKLAHOMA	
Lawton Correctional Facility	2,526
TEXAS	
Cleveland Correctional Center	520
Lockhart Secure Work Program Facilities	1,000
North Texas Intermediate Sanction Facility	424
VIRGINIA	
Lawrenceville Correctional Center	1,536

Facility Name	Capacity
CITY	
Alhambra, CA	
Alhambra City Jail	67
Baldwin Park, CA	
Baldwin Park City Jail	32
Bell Gardens, CA	
Bell Gardens City Jail	15
Downey, CA	
Downey City Jail	30
Fontana, CA	
Fontana City Jail	39
Garden Grove, CA	
Garden Grove City Jail	16
Montebello, CA	
Montebello City Jail	25
Ontario, CA	
Ontario City Jail	40
IDLE FACILITIES	
Adelanto Processing Center East (CA)	650
Aurora Detention Facility (CO)	432
Baker Community Correctional Facility (CA)	262
Great Plains Correctional Facility (OK)	2,048
High Plains Correctional Facility (CO)	272
McFarland Community Correctional Facility (CA)	250
Mesa Verde Community Correctional Facility (CA)	400
Oak Creek Confinement Center (TX)	200
NON-MANAGED CORRECTIONAL FACILITIES	
Delaney Hall (NJ)	1,200
INTERNATIONAL SERVICES	
AUSTRALIA	
Arthur Gorrie Correctional Centre	890
Fulham Correctional Centre	785
Junee Correctional Centre	790
Parklea Correctional Centre	823
Pacific Shores Healthcare	N/A
REPUBLIC OF SOUTH AFRICA	
Kutama-Sinthumule Correctional Centre	3,024
UNITED KINGDOM	
Campsfield House Immigration Removal Centre	215
Harmondsworth Immigration Removal Centre	620

★ Headquarters / GEO Detention & Corrections Regional Offices

GEO Detention & Corrections

- O U.S. Detention & Corrections Facilities
- ● International Services
- ◎ Under Development Facilities
- ◎ Non-Managed
- ◎ Idle Facilities

GEO Care

- ● Residential Treatment
- ● Community Based
- *Youth Residential*
- *Youth Service Center*
- Idle Facilities



South Africa
United Kingdom
Australia
GEO Australia Head Office Sydney, Australia
GEO U.K. Head Office London, England
South African Custodial Services Head Office Johannesburg, South Africa



GEO Care

Facility Name	*Capacity*
RESIDENTIAL TREATMENT SERVICES	
Columbia Regional Care Center (SC)	354
Florida Civil Commitment Center (FL)	720
South Florida Evaluation & Treatment Center (FL)	238
South Florida State Hospital (FL)	335
Treasure Coast Forensic Treatment Center (FL)	223
Montgomery County Mental Health Treatment Facility (TX)	100
Palm Beach County Jail (FL)	N/A
COMMUNITY-BASED SERVICES	
FEDERAL	
Bronx Residential Reentry Center (NY)	110
Brooklyn Residential Reentry Center (NY)	177
El Monte Center (CA)	55
Grossman Center (KS)	150
Las Vegas Community Correctional Center (NV)	100
Leidel Comprehensive Sanction Center (TX)	190
Marvin Gardens Center (CA)	52
McCabe Center (TX)	90
Mid Valley House (TX)	96
Oakland Center (CA)	61
Reality House (TX)	66
Salt Lake City Center (UT)	78
Taylor Street Center (CA)	177
STATE	
Alaska	
Cordova Center	192
Midtown Center	32
Northstar Center	135
Parkview Center	112
Seaside Center	48
Tundra Center	85
Texas	
Beaumont Transitional Treatment Center	180
Reid Community Residential Facility	500

Facility Name	*Capacity*
YOUTH SERVICES	
RESIDENTIAL	
Colorado	
Southern Peaks Regional Treatment Center	136
Illinois	
Contact Interventions	32
DuPage Interventions	36
Southwood Interventions	128
Woodridge Interventions	90
Ohio	
Abraxas Ohio	108
Pennsylvania	
Abraxas Academy	214
Abraxas I	274
Erie Residential Programs	40
Abraxas Center for Adolescent Females	108
Abraxas Youth Center	72
Leadership Development Program	128
Schaffner Youth Center	63
Texas	
Hector Garza Center	122
IDLE	
Abraxas III (PA)	24
Washington D.C. Facility (DC)	70
Texas Adolescent Treatment Center (TX)	145
NON-RESIDENTIAL	
Abraxas Counseling Center (OH)	78
Delaware Community-Based Programs (DE)	66
Harrisburg Community-Based Programs (PA)	136
York County Juvenile Drug Court Programs (PA)	36
Lehigh Valley Community-Based Programs (PA)	60
Philadelphia Community-Based Programs (PA)	236
Workbridge (PA)	600
Life Works Interventions (IL)	231

Financial Overview



Brian R. Evans,

Senior Vice President and Chief Financial Officer

Our financial performance reached new highs during 2010. Driven by continued organic growth and the acquisition of Cornell Companies, our total revenues increased 11 percent to $1.27 billion, while our pro forma income from continuing operations increased 16 percent to $85.3 million compared to 2009. Our Adjusted EBITDA and Adjusted Funds from Operations also experienced meaningful growth, increasing 19 percent and 13 percent to $225.4 million and $132.2 million respectively compared to 2009.

(In thousands, except per share data)	2010	2009	2008
Total Revenues	$1,269,968	$1,141,090	$1,043,006
Operating Income	$140,473	$135,445	$114,396
Net Income Attributable to The GEO Group, Inc.	$63,468	$65,954	$58,902
Diluted Earnings per Share	$1.13	$1.27	$1.14
Diluted Pro Forma Earnings per Share*	$1.52	$1.42	$1.25
Total Assets	$2,423,776	$1,447,818	$1,288,621
Shareholders' Equity	$1,039,490	$665,098	$579,597
Diluted Weighted Average Common Shares Outstanding	55,989	51,922	51,830


$300
$200
$100
0
2005
2006
2007
2008
2009
2010
The GEO Group, Inc.
Wilshire 5000 Equity
S&P 500 Commercial Services & Supplies

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

Comparison of Five-Year Cumulative Total Return* The GEO Group, Inc., Wilshire 5000 Equity, and S&P 500 Commercial Services and Supplies Indexes*

(Performance through January 2, 2011)

*Total return assumes reinvestment of dividends.

Date	The GEO Group, Inc.	Wilshire 5000 Equity	S&P 500 Commercial Services & Supplies
Dec-05	$100.00	$100.00	$100.00
Dec-06	$245.55	$115.88	$113.86
Dec-07	$366.49	$122.52	$113.74
Dec-08	$235.99	$76.77	$87.24
Dec-09	$286.39	$ 99.36	$ 96.70
Dec-10	$322.77	$117.11	$105.18

Assumes $100 invested on December 31, 2005, in The GEO Group, Inc. common stock and the Index companies.

*This annual report contains certain Non-GAAP measures. Please refer to the Form 8-Ks filed on February 24, 2011 and February 26, 2010 for a description of such Non-GAAP measures and a reconciliation of such Non-GAAP measures to their most comparable GAAP measure.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock trades on the New York Stock Exchange under the symbol "GEO." The following table shows the high and low prices for our common stock, as reported by the New York Stock Exchange, for each of the four quarters of fiscal years 2010 and 2009. The prices shown have been rounded to the nearest $1/100. The approximate number of shareholders of record as of February 22, 2011 is 291.

	2010		2009	
Quarter	High	Low	High	Low
First	$ 23.18	$ 17.91	$ 19.25	$ 11.18
Second	22.27	18.23	18.56	13.06
Third	23.73	20.04	20.56	17.22
Fourth	26.77	23.43	22.41	19.75

On February 22, 2010, we announced that our Board of Directors approved a stock repurchase program for up to $80.0 million of our common stock which was effective through March 31, 2011. The stock repurchase program was implemented through purchases made from time to time in the open market or in privately negotiated transactions, in accordance with applicable Securities and Exchange Commission requirements. The program also included repurchases from time to time from executive officers or directors of vested restricted stock and/or vested stock options. The stock repurchase program did not obligate us to purchase any specific amount of our common stock and could be extended or suspended at any time at our discretion. During the fiscal year ended January 2, 2011, we completed the program and purchased 4.0 million shares of our common stock at a cost of $80.0 million using cash on hand and cash flow from operating activities. Included in the 4.0 million shares repurchased were 1.1 million shares repurchased from executive officers at an aggregate cost of $22.3 million. Also during the fiscal year ended January 2, 2011, we repurchased 0.3 million shares of common stock from certain directors and executives for an aggregate cost of $7.1 million. These purchases all occurred during our first, second and third fiscal quarters. There were no repurchases of common stock in the fourth fiscal quarter.

We did not pay any cash dividends on our common stock for fiscal years 2010 and 2009. Future dividends, if any, will depend, on our future earnings, our capital requirements, our financial condition and on such other factors as our Board of Directors may take into consideration. In addition to these factors, the indenture governing our 7 ¾% Senior Notes, the indenture governing our 6.625% Senior Notes and our Senior Credit Facility also place material restrictions on our ability to pay dividends. See the Liquidity and Capital Resources section in "Item 7 of Management's Discussion and Analysis" and Note 14-Debt in "Item 8 — Financial Statements and Supplementary Data", for further description of these restrictions.

Performance Graph

The following performance graph compares the performance of our common stock to the Wilshire 5000 Total Market Index and the S&P 500 Commercial Services and Supplies Index and is provided in accordance with Item 201(e) of Regulation S-K.

Comparison of Five-Year Cumulative Total Return*
The GEO Group, Inc., Wilshire 500 Equity, and
S&P 500 Commercial Services and Supplies Indexes
(Performance through January 2, 2011)

Date	The GEO Group, Inc.	Wilshire 5000 Equity	S&P 500 Commercial Services and Supplies
December 31, 2005	$ 100.00	$ 100.00	$ 100.00
December 31, 2006	$ 245.55	$ 115.88	$ 113.86
December 31, 2007	$ 366.49	$ 122.52	$ 113.74
December 31, 2008	$ 235.99	$ 76.77	$ 87.24
December 31, 2009	$ 286.39	$ 99.36	$ 96.70
December 31, 2010	$ 322.77	$ 117.11	$ 105.18

Assumes $100 invested on December 31, 2005 in our common stock and the Index companies.

* Total return assumes reinvestment of dividends.

Item 6. *Selected Financial Data*

The selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes to the consolidated financial statements (in thousands, except per share data).

Fiscal Year Ended:(1)	2010		2009		2008		2007		2006	
Results of Continuing Operations:										
Revenues	$ 1,269,968	100.0%	$ 1,141,090	100.0%	$ 1,043,006	100.0%	$ 976,299	100.0%	$ 818,439	100.0%
Operating income from continuing operations	140,473	11.1%	135,445	11.9%	114,396	11.0%	90,727	9.3%	60,603	7.4%
Income from continuing operations	$ 62,790	4.9%	$ 66,469	5.8%	$ 61,829	5.9%	$ 38,486	3.9%	$ 28,125	3.4%
Income from continuing operations per common share attributable to The GEO Group, Inc.:										
Basic:	$ 1.15		$ 1.30		$ 1.22		$ 0.80		$ 0.81	
Diluted:	$ 1.13		$ 1.28		$ 1.19		$ 0.77		$ 0.78	
Weighted Average Shares Outstanding:										
Basic	55,379		50,879		50,539		47,727		34,442	
Diluted	55,989		51,922		51,830		49,192		35,744	
Financial Condition:										
Current assets	$ 425,134		$ 279,634		$ 281,920		$ 264,518		$ 322,754	
Current liabilities	270,462		177,448		185,926		186,432		173,703	
Total assets	2,423,776		1,447,818		1,288,621		1,192,634		743,453	
Long-term debt, including current portion (excluding non-recourse debt and capital leases)	807,837		457,538		382,126		309,273		154,259	
Total Shareholders' equity	$ 1,039,490		$ 665,098		$ 579,597		$ 529,347		$ 249,907	
Operational Data:										
Facilities in operation	118		57		59		57		56	
Capacity of contracts	81,225		52,772		53,364		47,913		46,460	
Compensated mandays(2)	18,939,370		17,332,696		15,946,932		15,026,626		13,778,031	

(1) Our fiscal year ends on the Sunday closest to the calendar year end. The fiscal year ended January 3, 2010 contained 53 weeks. The fiscal year ends for all other periods presented contained 52 weeks.

(2) Compensated mandays are calculated as follows: (a) for per diem rate facilities — the number of beds occupied by residents on a daily basis during the fiscal year; and (b) for fixed rate facilities — the capacity of the facility multiplied by the number of days the facility was in operation during the fiscal year.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Introduction

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, but not limited to, those described above under "Item 1A. Risk Factors," and "Forward-Looking Statements — Safe Harbor" below. The discussion should be read in conjunction with the consolidated financial statements and notes thereto.

We are a leading provider of government-outsourced services specializing in the management of correctional, detention and mental health, residential treatment and re-entry facilities, and the provision of community based services and youth services in the United States, Australia, South Africa, the United Kingdom and Canada. On August 12, 2010, we acquired Cornell and as of January 2, 2011, our worldwide operations included the management and/or ownership of approximately 81,000 beds at 118 correctional, detention and residential treatment facilities including projects under development. We operate a broad range of correctional and detention facilities including maximum, medium and minimum security prisons, immigration detention centers, minimum security detention centers, mental health, residential treatment and community based re-entry facilities. Our correctional and detention management services involve the provision of security, administrative, rehabilitation, education, health and food services, primarily at adult male correctional and detention facilities. Our mental health and residential treatment services are operated through our wholly-owned subsidiary GEO Care Inc. and involve partnering with governments to deliver quality care, innovative programming and active patient treatment primarily in privately operated state mental health care facilities. Our Community Based Services, acquired from Cornell and also operated through GEO Care, involve supervision of adult parolees and probationers and provide temporary housing, programming, employment assistance and other services with the intention of the successful reintegration of residents into the community. Youth Services, also acquired from Cornell and operating under GEO Care, include residential, detention and shelter care and community based services along with rehabilitative, educational and treatment programs. We develop new facilities based on contract awards, using our project development expertise and experiences to design facilities, construct and finance what we believe are state-of-the-art facilities that maximize security and efficiency. We also provide secure transportation services for offender and detainee populations as contracted. For the fiscal year ended January 2, 2011, we had consolidated revenues of $1.3 billion and we maintained an average companywide facility occupancy rate of 94.5%, excluding facilities that are either idle or under development.

Critical Accounting Policies

We believe that the accounting policies described below are critical to understanding our business, results of operations and financial condition because they involve the more significant judgments and estimates used in the preparation of our consolidated financial statements. We have discussed the development, selection and application of our critical accounting policies with the audit committee of our Board of Directors, and our audit committee has reviewed our disclosure relating to our critical accounting policies in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We routinely evaluate our estimates based on historical experience and on various other assumptions that our management believes are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. If actual results significantly differ from our estimates, our financial condition and results of operations could be materially impacted.

Other significant accounting policies, primarily those with lower levels of uncertainty than those discussed below, are also critical to understanding our consolidated financial statements. The notes to our consolidated financial statements contain additional information related to our accounting policies and should be read in conjunction with this discussion.

Reserves for Insurance Losses

The nature of our business exposes us to various types of third-party legal claims, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by prisoners or detainees, medical malpractice claims, product liability claims, intellectual property infringement claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with our facilities, programs, electronic monitoring products, personnel or prisoners, including damages arising from a prisoner's escape or from a disturbance or riot at a facility. In addition, our management contracts generally require us to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. We maintain a broad program of insurance coverage for these general types of claims, except for claims relating to employment matters, for which we carry no insurance. There can be no assurance that our insurance coverage will be adequate to cover all claims to which we may be exposed. It is our general practice to bring merged or acquired companies into our corporate master policies in order to take advantage of certain economies of scale.

We currently maintain a general liability policy and excess liability policy for U.S. Detention & Corrections, GEO Care's Community-Based Services, GEO Care's Youth Services and BI, Inc. with limits of $62.0 million per occurrence and in the aggregate. A separate $35.0 million limit applies to medical professional liability claims arising out of correctional healthcare services. Our wholly owned subsidiary, GEO Care, Inc., has a separate insurance program for their residential services division, with a specific loss limit of $35.0 million per occurrence and in the aggregate with respect to general liability and medical professional liability. We are uninsured for any claims in excess of these limits. We also maintain insurance to cover property and other casualty risks including, workers' compensation, environmental liability and automobile liability.

For most casualty insurance policies, we carry substantial deductibles or self-insured retentions — $3.0 million per occurrence for general liability and hospital professional liability, $2.0 million per occurrence for workers' compensation and $1.0 million per occurrence for automobile liability. In addition, certain of our facilities located in Florida and other high-risk hurricane areas carry substantial windstorm deductibles. Since hurricanes are considered unpredictable future events, no reserves have been established to pre-fund for potential windstorm damage. Limited commercial availability of certain types of insurance relating to windstorm exposure in coastal areas and earthquake exposure mainly in California may prevent us from insuring some of our facilities to full replacement value.

With respect to our operations in South Africa, the United Kingdom and Australia, we utilize a combination of locally-procured insurance and global policies to meet contractual insurance requirements and protect the Company. Our Australian subsidiary is required to carry tail insurance on a general liability policy providing an extended reporting period through 2011 related to a discontinued contract.

Of the reserves discussed above, our most significant insurance reserves relate to workers' compensation and general liability claims. These reserves are undiscounted and were $40.2 million and $27.2 million as of January 2, 2011 and January 3, 2010, respectively. We use statistical and actuarial methods to estimate amounts for claims that have been reported but not paid and claims incurred but not reported. In applying these methods and assessing their results, we consider such factors as historical frequency and severity of claims at each of our facilities, claim development, payment patterns and changes in the nature of our business, among other factors. Such factors are analyzed for each of our business segments. Our estimates may be impacted by such factors as increases in the market price for medical services and unpredictability of the size of jury awards. We also may experience variability between our estimates and the actual settlement due to limitations inherent in the estimation process, including our ability to estimate costs of processing and settling claims in a timely manner as well as our ability to accurately estimate our exposure at the onset of a claim. Because we have high deductible insurance policies, the amount of our insurance expense is dependent on our ability to control our claims experience. If actual losses related to insurance claims significantly differ from our estimates, our financial condition, results of operations and cash flows could be materially adversely impacted.

Income Taxes

Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Significant judgments are required to determine the consolidated provision for income taxes. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. Realization of our deferred tax assets is dependent upon many factors such as tax regulations applicable to the jurisdictions in which we operate, estimates of future taxable income and the character of such taxable income. Additionally, we must use significant judgment in addressing uncertainties in the application of complex tax laws and regulations. If actual circumstances differ from our assumptions, adjustments to the carrying value of deferred tax assets or liabilities may be required, which may result in an adverse impact on the results of our operations and our effective tax rate. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria. Management has not made any significant changes to the way we account for our deferred tax assets and liabilities in any year presented in the consolidated financial statements. Based on our estimate of future earnings and our favorable earnings history, management currently expects full realization of the deferred tax assets net of any recorded valuation allowances. Furthermore, tax positions taken by us may not be fully sustained upon examination by the taxing authorities. In determining the adequacy of our provision (benefit) for income taxes, potential settlement outcomes resulting from income tax examinations are regularly assessed. As such, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty. To the extent that the provision for income taxes increases/decreases by 1% of income before income taxes, equity in earnings of affiliate, discontinued operations, and consolidated income from continuing operations would have decreased/increased by $1.0 million, $1.0 million and $0.9 million, respectively, for the years ended January 2, 2011, January 3, 2010 and December 28, 2008.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 2 to 50 years. Equipment and furniture and fixtures are depreciated over 3 to 10 years. Accelerated methods of depreciation are generally used for income tax purposes. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. We perform ongoing assessments of the estimated useful lives of the property and equipment for depreciation purposes. The estimated useful lives are determined and continually evaluated based on the period over which services are expected to be rendered by the asset. If the assessment indicates that assets will be used for a longer or shorter period than previously anticipated, the useful lives of the assets are revised, resulting in a change in estimate. In our first fiscal quarter ended April 4, 2010, we completed a depreciation study on our owned correctional facilities. Based on the results of the depreciation study, we revised the estimated useful lives of certain of our buildings from our historical estimate of 40 years to a revised estimate of 50 years, effective January 4, 2010. Maintenance and repairs are expensed as incurred. Interest is capitalized in connection with the construction of correctional and detention facilities. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life.

We review long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. If a long-lived asset is part of a group that includes other assets, the unit of accounting for the long-lived asset is its group. Generally, we group our assets by facility for the purposes of considering whether any impairment exists. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or asset group and its eventual disposition. When considering the future cash flows of a facility, we make assumptions based on historical experience with our customers, terminal growth rates and weighted average cost of capital. While these estimates do not generally have a material impact on the impairment charges associated with managed-only facilities, the sensitivity increases significantly when considering the impairment on facilities that are either owned or leased by us. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur that might impair recovery of long-lived assets such as the termination of a management contract. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset.

Revenue Recognition

Facility management revenues are recognized as services are provided under facility management contracts with approved government appropriations based on a net rate per day per inmate or on a fixed monthly rate. A limited number of our contracts have provisions upon which a small portion of the revenue for the contract is based on the performance of certain targets. Revenue based on the performance of certain targets is less than 2% of our consolidated annual revenues. These performance targets are based on specific criteria to be met over specific periods of time. Such criteria includes our ability to achieve certain contractual benchmarks relative to the quality of service we provide, non-occurrence of certain disruptive events, effectiveness of our quality control programs and our responsiveness to customer requirements and concerns. For the limited number of contracts where revenue is based on the performance of certain targets, revenue is either (i) recorded pro rata when revenue is fixed and determinable or (ii) recorded when the specified time period lapses. In many instances, we are a party to more than one contract with a single entity. In these instances, each contract is accounted for separately. We have not recorded any revenue that is at risk due to future performance contingencies.

Construction revenues are recognized from our contracts with certain customers to perform construction and design services ("project development services") for various facilities. In these instances, we act as the primary developer and subcontract with bonded National and/or Regional Design Build Contractors. These construction revenues are recognized as earned on a percentage of completion basis measured by the percentage of costs incurred to date as compared to the estimated total cost for each contract. Provisions for estimated losses on uncompleted contracts and changes to cost estimates are made in the period in which we determine that such losses and changes are probable. Typically, we enter into fixed price contracts and do not perform additional work unless approved change orders are in place. Costs attributable to unapproved change orders are expensed in the period in which the costs are incurred if we believe that it is not probable that the costs will be recovered through a change in the contract price. If we believe that it is probable that the costs will be recovered through a change in the contract price, costs related to unapproved change orders are expensed in the period in which they are incurred, and contract revenue is recognized to the extent of the costs incurred. Revenue in excess of the costs attributable to unapproved change orders is not recognized until the change order is approved. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to estimated costs and income, and are recognized in the period in which the revisions are determined. As the primary contractor, we are exposed to the various risks associated with construction, including the risk of cost overruns. Accordingly, we record our construction revenue on a gross basis and include the related cost of construction activities in Operating Expenses.

When evaluating multiple element arrangements for certain contracts where we provide project development services to our clients in addition to standard management services, we follow revenue recognition guidance for multiple element arrangements. This revenue recognition guidance related to multiple deliverables in an arrangement provides guidance on determining if separate contracts should be evaluated as a single arrangement and if an arrangement involves a single unit of accounting or separate units of accounting and if the arrangement is determined to have separate units, how to allocate amounts received in the arrangement for revenue recognition purposes. In instances where we provide these project development services and subsequent management services, generally, the arrangement results in no delivered elements at the onset of the agreement. The elements are delivered over the contract period as the project development and management services are performed. Project development services are not provided separately to a customer without a management contract. We can determine the fair value of the undelivered management services contract and therefore, the value of the project development deliverable, is determined using the residual method.

Impact of Future Accounting Pronouncements

The following accounting standards have an implementation date subsequent to the fiscal year ended January 2, 2011 and as such, have not yet been adopted by us during the fiscal year ended January 2, 2011:

In October 2009, the FASB issued ASU No. 2009-13 which provides amendments to revenue recognition criteria for separating consideration in multiple element arrangements. As a result of these amendments, multiple deliverable arrangements will be separated more frequently than under existing GAAP. The amendments, among other things, establish the selling price of a deliverable, replace the term fair value with selling price and eliminate the residual method so that consideration would be allocated to the deliverables using the relative selling price method. This amendment also significantly expands the disclosure requirements for multiple element arrangements. This guidance will become effective for us prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We do not believe that the implementation of this standard will have a material impact on our financial position, results of operation and cash flows.

In December 2010, the FASB issued ASU No. 2010-28 related to goodwill and intangible assets. Under current guidance, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed, an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). The objective of ASU No 2010-28 is to address circumstances in which entities have reporting units with zero or negative carrying amounts. The amendments in this guidance modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists after considering certain qualitative characteristics, as described in this guidance. This guidance will become effective for the Company in fiscal years, and interim periods within those years, beginning after December 15, 2010. We currently do not have any reporting units with a zero or negative carrying value and we do not expect that the impact of this accounting standard will have a material impact on our financial position, results of operations and/or cash flows.

Also, in December 2010, the FASB issued ASU No. 2010-29 related to financial statement disclosures for business combinations entered into after the beginning of the first annual reporting period beginning on or after December 15, 2010. The amendments in this guidance specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. These amendments also expand the supplemental pro forma disclosures under current guidance for business combinations to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We do not expect that the impact of this accounting standard will have a material impact on our financial position, results of operations and/or cash flows.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the notes to the consolidated financial statements accompanying this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those described under "Item 1A. Risk Factors" and those included in other portions of this report.

The discussion of our results of operations below excludes the results of discontinued operations reported in 2009 and 2008.

For the purposes of the discussion below, "2010" means the 52 weeks fiscal year ended January 2, 2011, "2009" means the 53 week fiscal year ended January 3, 2010, and "2008" means the 52 weeks fiscal year ended December 28, 2008. Our fiscal quarters in the fiscal years discussed below are referred to as "First Quarter," "Second Quarter," "Third Quarter" and "Fourth Quarter."

2010 versus 2009

Revenues

	2010	% of Revenue	2009	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
U.S. Detention & Corrections	$ 842,417	66.4%	$ 772,497	67.7%	$ 69,920	9.1%
International Services	190,477	15.0%	137,171	12.0%	53,306	38.9%
GEO Care	213,819	16.8%	133,387	11.7%	80,432	60.3%
Facility Construction & Design	23,255	1.8%	98,035	8.6%	(74,780)	(76.3)%
Total	$ 1,269,968	100.0%	$ 1,141,090	100.0%	$ 128,878	11.3%

U.S. Detention & Corrections

The increase in revenues for U.S. Detention & Corrections in 2010 compared to 2009 is primarily due to the acquisition of Cornell in August 2010 which contributed additional revenues of $85.5 million. Increases at other facilities in 2010 included: (i) $7.2 million from Blackwater River Correctional Facility located in Milton, Florida which we completed the construction and began intake of inmates in October 2010; and (ii) an aggregate increase of $13.3 million due to pre diem rate increases and increases in population. These increases were offset by: (i) an aggregate decrease of $9.1 million due to modest per diem reductions and lower populations at certain facilities; (ii) an aggregate decrease of $29.7 million due to our terminated contracts at the McFarland Community Correctional Facility ("McFarland") in McFarland, California, Moore Haven Correctional Facility ("Moore Haven") in Moore Haven, Florida, the Jefferson County Downtown Jail ("Jefferson County") in Beaumont, Texas, Newton County Correctional Center ("Newton County") in Newton, Texas, Graceville Correctional Facility ("Graceville") in Graceville, Florida, South Texas Intermediate Sanction Facility ("South Texas ISF") in Houston, Texas and Bridgeport Correctional Center ("Bridgeport") in Bridgeport, Texas.

The number of compensated mandays in U.S. Detention & Corrections facilities increased by 0.7 million to 15.1 million mandays in 2010 from 14.4 million mandays in 2009 due to the acquisition of Cornell which resulted in an additional 1.4 million mandays. This increase in mandays was offset by a net decrease of 0.8 million mandays related to the terminated contracts previously discussed. We look at the average occupancy in our facilities to determine how we are managing our available beds. The average occupancy is calculated by taking compensated mandays as a percentage of capacity. The average occupancy in our U.S. Detention & Corrections facilities was 93.8% of capacity in 2010, excluding the terminated contracts discussed above and idle facilities. The average occupancy in our U.S. Detention & Corrections facilities was 93.6% in 2009 excluding idle facilities and taking into account the reclassification of our Bronx Community Re-entry Center and our Brooklyn Community Re-entry Center to GEO Care during 2010.

International Services

Revenues for our International Services segment during 2010 increased significantly due to several factors. Our new management contract for the operation of the Parklea Correctional Centre in Sydney, Australia ("Parklea") which started in the fourth fiscal quarter of 2009 contributed an increase in revenues for fiscal year 2010 of $21.9 million. Our contract for the management of the Harmondsworth Immigration Removal Centre in London, England ("Harmondsworth") experienced an increase in revenues of $11.4 million due to the activation of the 360-bed expansion in July 2010. In addition, we experienced increases at other international facilities due to contractual increases linked to the inflationary index at some facilities and additional services provided at other facilities. In the aggregate, these increases contributed revenues of $2.6 million in fiscal year 2010. We also experienced an increase in revenues of $21.3 million during fiscal year 2010 due to the fluctuation of foreign currencies. These increases were partially offset by a decrease in revenues of $3.7 million related to our terminated contract for the operation of the Melbourne Custody Centre in Melbourne, Australia.

GEO Care

The increase in revenues for GEO Care in 2010 compared to 2009 is primarily attributable to the acquisition of Cornell in August 2010, which contributed $65.7 million in additional revenues. Additionally, revenues from our operation of the Columbia Regional Care Center in Columbia, South Carolina, as a result of our acquisition of Just Care, Inc., which we refer to as Just Care, in September 2009, contributed an increase of $17.8 million compared to 2009. These increases were offset by aggregate decreases of $2.7 million at other GEO Care Residential Treatment Services facilities. These decreases were primarily the result of lower per diem rates and lower average daily populations. In Fourth Quarter 2010, we reclassified the Bronx Community Re-entry Center and Brooklyn Community Re-entry Center from U.S. Detention & Corrections to GEO Care. The segment data has been revised for all periods presented to reflect the approach used by management to evaluate the performance of the business.

The number of compensated mandays for GEO Care increased by 0.6 million to 1.3 million mandays in 2010 from 0.7 million mandays in 2009 primarily due to the acquisition of Cornell. The average occupancy at our GEO Care facilities was 92.4% of capacity in 2010, excluding idle facilities and taking into account the reclassification of our Bronx Community Re-entry Center and our Brooklyn Community Re-entry Center. The average occupancy at our GEO Care facilities was 99.5% in 2009. The decline in average occupancy is a result of the Cornell acquisition. We added 21 community-based facilities and 17 youth services facilities which are occupancy sensitive. In 2009, the residential treatment facilities were primarily fixed fee arrangements.

Facility Construction & Design

The decrease in revenues from the Facility Construction & Design segment in 2010 is primarily due to a decrease in construction activities at Blackwater River Correctional Facility in Milton, Florida which resulted in a decrease in revenues of $68.3 million. The Blackwater River Correctional Facility construction was completed in October 2010 and we began intake of inmates on October 5, 2010. In addition, there was $4.7 million decrease at the Florida Civil Commitment Center ("FCCC") due to the completion of construction in Second Quarter 2009.

Operating Expenses

	2010	% of Segment Revenues	2009	% of Segment Revenues	$ Change	% Change
			(Dollars in thousands)			
U.S. Detention & Corrections	$ 598,275	71.0%	$ 558,313	72.3%	$ 39,962	7.2%
International Services	176,399	92.6%	127,706	93.1%	48,693	38.1%
GEO Care	179,473	83.9%	113,426	85.0%	66,047	58.2%
Facility Construction & Design	20,873	89.8%	97,654	99.6%	(76,781)	(78.6)%
Total	$ 975,020	76.8%	$ 897,099	78.6%	$ 77,921	8.7%

Operating expenses consist of those expenses incurred in the operation and management of our correctional, detention and mental health and GEO Care facilities and expenses incurred in our Facility Construction & Design segment.

U.S. Detention & Corrections

The increase in operating expenses for U.S. Detention & Corrections reflects the impact of our acquisition of Cornell which resulted in an increase in operating expenses of $63.1 million. We also experienced increases to operating expenses due to the activation of new management contracts at D. Ray James Correctional Facility and Blackwater River Correctional Facility. Certain of our other facilities also experienced increases in expenses associated with increases in populations and contract modifications resulting in additional services. These increases were offset by decreases in expenses of approximately $30 million as a result of terminated contracts at McFarland, Moore Haven, Jefferson County, Graceville, Newton County, South Texas ISF, Bridgeport and Fort Worth.

International Services

Expenses increased at all of our international subsidiaries consistent with the revenue increases and are slightly less as a percentage of segment revenues due to a decrease in start up costs in 2010 compared to 2009. The operating expenses associated with the new contracts in the United Kingdom and Australia for the operation of Harmondsworth and Parklea accounted for a combined increase over the fiscal year 2009 of $26.6 million since these facilities were in operation for the entire year in 2010. Changes in foreign currency translation rates contributed an increase in operating expenses of approximately $20.0 million.

GEO Care

Operating expenses increased by $66.0 million in 2010 compared to 2009 primarily due to an increase of $51.7 million in operating expenses related to the acquisition of Cornell. The remaining increase was primarily attributable to an increase of $16.4 million of operating expenses at the Columbia Regional Care Center in Columbia, South Carolina as a result of our acquisition of Just Care in Fourth Quarter 2009.

Facility Construction & Design

The decrease in operating expenses for Facility Construction & Design is primarily attributable to the completion of construction at Blackwater River Correctional Facility in October 2010 which resulted in a decrease of $70.3 million, and the completion of our expansion of FCCC in Second Quarter 2009 which decreased operating expenses by $5.1 million.

Depreciation and Amortization

	2010	% of Segment Revenue	2009	% of Segment Revenue	$ Change	% Change
			(Dollars in thousands)			
U.S. Detention & Corrections	$ 39,744	4.7%	$ 35,855	4.6%	$ 3,889	10.8%
International Services	1,767	0.9%	1,448	1.1%	319	22.0%
GEO Care	6,600	3.1%	2,003	1.5%	4,597	229.5%
Facility Construction & Design	—	—	—	—	—	—
Total	$ 48,111	3.8%	$ 39,306	3.4%	$ 8,805	22.4%

U.S. Detention & Corrections

U.S. Detention & Corrections depreciation and amortization expense increased by $6.4 million as a result of the tangible and intangible assets purchased in connection with our acquisition of Cornell. In addition, the completion of the Aurora ICE Processing Center and the Northwest Detention Center construction projects in Q2 2010 increased depreciation expense by $0.9 million and $0.8 million, respectively. These increases were partially offset by lower depreciation on existing facilities related to the depreciation study on our owned correctional facilities conducted in the first fiscal quarter of 2010. Based on the results of the depreciation study, we revised the estimated useful lives of certain of our buildings from our historical estimate of 40 years to a revised estimate of 50 years, effective January 4, 2010. For the fiscal year 2010, the change resulted in a reduction in depreciation expense of approximately $3.7 million.

International Services

Overall, depreciation and amortization expense increased slightly in the fiscal year 2010 over the fiscal year 2009 primarily due to our new management contracts for the operation of Parklea and the Harmondsworth expansion, as discussed above, and also from changes in the foreign exchange rates.

GEO Care

The increase in depreciation and amortization expense for GEO Care in the fiscal year 2010 compared to the fiscal year 2009 is primarily due to our acquisitions of Just Care and Cornell which contributed increases to depreciation and amortization expense of $0.7 million and $3.1 million, respectively.

Other Unallocated Operating Expenses

	2010	% of Revenue	2009	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
General and Administrative Expenses	$ 106,364	8.4%	$ 69,240	6.1%	$ 37,124	53.6%

General and administrative expenses comprise substantially all of our other unallocated operating expenses primarily including corporate management salaries and benefits, professional fees and other administrative expenses. These expenses increased significantly in 2010 compared to 2009. Increases in general and administrative expenses of $11.3 million are related to the general and administrative expenses of Cornell from August 12, 2010 to January 2, 2011. The remaining increase is primarily the result of acquisition related expenses incurred for both the acquisitions of Cornell and BI which resulted in nonrecurring charges of approximately $25 million. Excluding the impact of Cornell and the $25 million in acquisition related costs, general and administrative expenses as a percentage of revenue in 2010 would have been 6.3%. Acquisition related costs consisted primarily of advisory, legal, and bank fees. We also experienced increases related to normal compensation adjustments and professional fees.

Non Operating Income and Expense

Interest Income and Interest Expense

	2010	% of Revenue	2009	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Interest Income	$ 6,271	0.5%	$ 4,943	0.4%	$ 1,328	26.9%
Interest Expense	$ 40,707	3.2%	$ 28,518	2.5%	$ 12,189	42.7%

The majority of our interest income generated in 2010 and 2009 is from the cash balances at our Australian subsidiary. The increase in the current period over the same period last year is mainly attributable to currency exchange rates and to higher average cash balances.

The increase in interest expense of $12.2 million is primarily attributable to higher outstanding average borrowings under our Senior Credit Facility which increased interest expense by $6.5 million. In addition, our 7 ¾% Senior Notes, which were issued in October 2009 and were outstanding for the entire fiscal year 2010, resulted in an increase to interest expense of $3.3 million. We also had less capitalized interest which increased interest expense in 2010 by $0.8 million. Capitalized interest was $4.1 million and $4.9 million in 2010 and 2009, respectively. Total consolidated indebtedness at January 2, 2011 and January 3, 2010, excluding non-recourse debt and capital lease liabilities, was $807.8 million and $457.5 million, respectively.

We have interest rate swap agreements with respect to a notional amount of $100.0 million of the 7 ¾% Senior Notes which resulted in a savings in interest expense of $3.1 million and $0.5 million for the fiscal years ended January 2, 2011 and January 3, 2010, respectively.

Provision for Income Taxes

	2010	Effective Rate	2009	Effective Rate
		(Dollars in thousands)		
Income Tax Provision	$ 39,532	40.3%	$ 42,079	40.1%

The effective tax rate during 2010 was 40.3%, compared to 40.1% in 2009. The 2010 effective tax rate increased due to the impact of nondeductible transaction costs, which was partially offset by a decrease in the reserve for unrecognized tax benefits of $2.3 million. In the absence of the transaction costs and the change in the reserve, the effective tax rate would be 39.4%. The effective tax rate in 2009 included an increase in the reserve for unrecognized tax benefits.

Equity in Earnings of Affiliate

	2010	% of Revenue	2009	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Equity in Earnings of Affiliate	$ 4,218	0.3%	$ 3,517	0.3%	$ 701	19.9%

Equity in earnings of affiliates represent the earnings of SACS in 2010 and 2009 and reflects an overall increase in earnings in 2010 primarily related to foreign currency exchange rates and to a lesser extent contractual increases.

2009 versus 2008

Revenues

	2009	% of Revenue	2008	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
U.S. Detention & Corrections	$ 772,497	67.7%	$ 700,587	67.2%	$ 71,910	10.3%
International Services	137,171	12.0%	128,672	12.3%	8,499	6.6%
GEO Care	133,387	11.7%	127,850	12.3%	5,537	4.3%
Facility Construction & Design	98,035	8.6%	85,897	8.2%	12,138	14.1%
Total	$ 1,141,090	100.0%	$ 1,043,006	100.0%	$ 98,084	9.4%

U.S. Detention & Corrections

The increase in revenues for U.S. Detention & Corrections in 2009 compared to 2008 is primarily attributable to project activations, capacity increases and per diem rate increases at existing facilities and new management contracts. The most significant increases to revenue were as follows: (i) revenues increased $24.1 million in total due to the activation of three new contracts in Third and Fourth Quarter 2008 for the management of Joe Corley Detention Facility in Conroe, Texas, Northeast New Mexico Detention Facility in Clayton, New Mexico and Maverick County Detention Facility in Maverick, Texas; (ii) revenues increased $24.6 million in 2009 as a result of our opening of our Rio Grande Detention Center in Laredo, Texas in Fourth Quarter 2008; (iii) revenues increased $6.1 million as a result of the 500-bed expansion of East Mississippi Corrections Facility in Meridian, Mississippi, which was completed in October 2008; (iv) revenues increased $5.1 million at the Robert A. Deyton Detention Facility in Lovejoy, Georgia as a result of the 192-bed activation in January 2009; (v) revenues increased $6.1 million at the Broward Transition Center due to an increase in per diem rates and population; (vi) we experienced an increase of revenues of $9.9 million related to contract modifications and additional services at our South Texas Detention Complex in Pearsall, Texas; (vii) approximately $8.2 million of the increase is attributable to per diem increases, other contract modifications, award fees and population increases. Overall, we experienced slight increases over the 52-week period ended December 28, 2008 related to the additional week in the 53-week period ended January 3, 2010. These increases were offset by a decrease in revenues of $20.6 million due to the termination of our management contract at the Sanders Estes Unit in Venus, Texas, Newton County Correctional Center in Newton, Texas, Jefferson County Downtown Jail in Beaumont, Texas, Fort Worth Community Corrections Facility in Fort Worth, Texas, and the Tri-County Justice & Detention Center in Ullin, Illinois.

The number of compensated mandays in U.S. Detention & Corrections facilities increased by 1.2 million to 14.4 million mandays in 2009 from 13.2 million mandays in 2008 due to the addition of new facilities and capacity increases. We look at the average occupancy in our facilities to determine how we are managing our available beds. The average occupancy is calculated by taking compensated mandays as a percentage of capacity. The average occupancy in our U.S. Detention & Corrections facilities was 93.6% of capacity in 2009, excluding the terminated contract for Tri-County Justice & Detention Center which was terminated effective August 2008. The average occupancy in our U.S. Detention & Corrections facilities was 96.4% in 2008 not taking into account the 1,221 beds activated in 2009 at four facilities in our U.S. Detention & Corrections segment.

International Services

Revenues for our International Services segment during 2009 increased over the prior year due to several reasons including: (i) new contracts in Australia and in the United Kingdom for the management of the Parklea Correctional Centre in Sydney, Australia and the Harmondsworth Immigration Removal Centre in London, England which contributed an incremental $4.1 million and $8.1 million of revenues, respectively, (ii) our contract in South Africa for the management of Kutama-Sinthumule Correcional Centre contributed an increase in revenues over the prior year of $1.2 million mainly due to contractual increases linked to the South African inflationary index, and (iii) we also experienced an increase in revenues of $4.8 million, in aggregate, at certain facilities managed by our Australian subsidiary due to contractual increases linked to the inflationary index. These increases were offset by unfavorable fluctuations in foreign exchange currency rates for the Australian Dollar, South African Rand and British Pound. These unfavorable fluctuations in foreign exchange rates resulted in a decrease of revenues over 2008 of $9.9 million.

GEO Care

The increase in revenues for GEO Care in 2009 compared to 2008 is primarily attributable to the revenues from our newly acquired contract for the management of Columbia Regional Care Center in Columbia, South Carolina which generated $7.5 million of revenues. We also experienced combined increases of $3.1 million at South Florida Evaluation and Treatment in Miami, Florida and Treasure Coast Forensic Treatment Center in Stuart, Florida as a result of increases in populations. These increases were offset by the loss of revenues from the termination of our management contract with the South Florida Evaluation and Treatment Center — Annex in July 2008. This contract generated $7.5 million of revenues in 2008.

Facility Construction & Design

The increase in revenues from the Facility Construction & Design segment in 2009 compared to 2008 is mainly due to an increase of $91.3 million related to the construction of Blackwater River Correctional Facility, in Milton, Florida which commenced in First Quarter 2009. This increase over the same period in the prior year was offset by decreases in construction activities at four facilities: (i) the completion of construction for the South Florida Evaluation and Treatment Center in Miami, Florida in Third Quarter 2008 decreased revenues by $6.8 million; (ii) the completion of construction of our Northeast New Mexico Detention Facility in Clayton, New Mexico in Third Quarter 2008 decreased revenues by $15.4 million, (iii) the completion of Florida Civil Commitment Center in Second Quarter decreased revenues by $33.9 million and (iv) the completion of Graceville Correctional Facility in Third Quarter 2009 which decreased revenues by $21.9 million.

Operating Expenses

	2009	% of Segment Revenues	2008	% of Segment Revenues	$ Change	% Change
			(Dollars in thousands)			
U.S. Detention & Corrections	$ 558,313	72.3%	$ 510,500	72.9%	$ 47,813	9.4%
International Services	127,706	93.1%	116,379	90.4%	11,327	9.7%
GEO Care	113,426	85.0%	109,603	85.7%	3,823	3.5%
Facility Construction & Design	97,654	99.6%	85,571	99.6%	12,083	14.1%
Total	$ 897,099	78.6%	$ 822,053	78.8%	$ 75,046	9.1%

Operating expenses consist of those expenses incurred in the operation and management of our correctional, detention and mental health and GEO Care facilities and expenses incurred in our Facility Construction & Design segment.

U.S. Detention & Corrections

Overall, operating expenses remained fairly consistent with fiscal 2008 with slight decreases as a percentage of revenues due to decreases in travel costs of $3.3 million in fiscal 2009. The most significant increases to operating expense were related to new management contracts, new facility activations and increases in population from expansion beds which were activated during the fiscal year. Such projects include Joe Corley Detention Facility, Northeast New Mexico Detention Facility, Maverick County Detention Facility, Rio Grande Detention Center, East Mississippi Corrections Facility and Robert A. Deyton Detention Facility. These contracts contributed $40.8 million of the increase to our operating expenses. Certain of our other facilities also experienced increases in expenses associated with increases in population and contract modifications resulting in additional services. These increases were partially offset by decreases in expenses as a result of facility closures for Jefferson County Downtown Jail, Newton County Correctional Center, Fort Worth Community Corrections Facility, Sanders Estes Unit and Tri County Justice & Detention Center.

International Services

Expenses increased at all of our international subsidiaries consistent with the revenue increases. The costs associated with the new contracts in the United Kingdom and Australia accounted for a combined increase of $15.1 million, including start up costs of $3.0 million. Start up costs are non-recurring costs for training, additional staffing requirements, overtime and other costs of transitioning a new management contract. The increase in expenses in 2009 was significantly offset by the impact of foreign exchange currency rates. Overall, operating expenses for International Services facilities increased slightly as a percentage of segment revenues in 2009 compared to 2008 mainly due to the start up costs in Australia and the United Kingdom.

GEO Care

Operating expenses for residential treatment increased $3.3 million in 2009 as compared to 2008. The increase in expenses in 2009 was primarily due to our operations of Columbia Regional Care Center as a result of our acquisition of Just Care in Fourth Quarter. We also experienced higher costs at Florida Civil Commitment Center due to start up costs associated with the transfer of patients into the new facility.

Facility Construction & Design

Generally, the operating expenses from the Facility Construction & Design segment are offset by a similar amount of revenues. Our overall increase in operating expenses relates to the construction of the Blackwater River Correctional Facility which increased expenses by $91.3 million. This increase was offset by decreases related to the completion of several facilities and expansions including South Florida Evaluation and Treatment Center, Northeast New Mexico Detention Facility, Florida Civil Commitment Center and Graceville Correctional Facility.

Depreciation and Amortization

	2009	% of Segment Revenue	2008	% of Segment Revenue	$ Change	% Change
			(Dollars in thousands)			
U.S. Detention & Corrections	$ 35,855	4.6%	$ 33,770	4.8%	$ 2,085	6.2%
International Services	1,448	1.1%	1,556	1.2%	(108)	(6.9)%
GEO Care	2,003	1.5%	2,080	1.6%	(77)	(3.7)%
Facility Construction & Design	—	—	—	—	—	—
Total	$ 39,306	3.4%	$ 37,406	3.6%	$ 1,900	5.1%

U.S. Detention & Correction's

The increase in depreciation and amortization expense for U.S. Detention & Corrections in 2009 compared to 2008 is primarily attributable to the opening of our Rio Grande Detention Center in Fourth Quarter 2008 which increased depreciation expense by $1.9 million.

International Services

Depreciation and amortization expense as a percentage of segment revenue in 2009 was consistent with 2008.

GEO Care

The increase in depreciation and amortization expense for GEO Care in 2009 compared to 2008 is primarily due to our acquisition of Just Care.

Other Unallocated Operating Expenses

General and Administrative Expenses

	2009	% of Revenue	2008	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
General and Administrative Expenses	$ 69,240	6.1%	$ 69,151	6.6%	$ 89	0.1%

General and administrative expenses comprise substantially all of our other unallocated expenses. General and administrative expenses consist primarily of corporate management salaries and benefits, professional fees and other administrative expenses. General and administrative expenses remained consistent in the fiscal year ended January 3, 2010 as compared to the fiscal year ended December 28, 2008 but decreased as a percentage of revenues. The decrease as a percentage of revenues is primarily due to corporate cost savings initiatives including those to reduce travel costs which were $2.3 million less in 2009 and also by the increase in revenues which increased at a higher rate than general and administrative expenses. These savings were partially offset by increases in employee benefits and labor costs.

Non Operating Income and Expense

Interest Income and Interest Expense

	2009	% of Revenue	2008	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Interest Income	$ 4,943	0.4%	$ 7,045	0.7%	$ (2,102)	(29.8)%
Interest Expense	$ 28,518	2.5%	$ 30,202	2.9%	$ (1,684)	(5.6)%

The majority of our interest income generated in 2009 and 2008 is from the cash balances at our Australian subsidiary. The decrease in the current period over the same period last year is mainly attributable to currency exchange rates and, to a lesser extent, lower interest rates.

The decrease in interest expense of $1.7 million is primarily attributable to a decrease in LIBOR rates which reduced the interest expense on our Prior Term Loan B by $4.0 million. This decrease was offset by increased expense related to the amortization of deferred financing fees associated with the amendments to our Prior Senior Credit Facility. This increase resulted in incremental amortization of $1.6 million. In addition, we also had more indebtedness outstanding in 2009 related to our 7 ¾% Senior Notes which resulted in an increase to interest expense of $1.9 million. Capitalized interest in 2009 and 2008 was $4.9 million and $4.3 million, respectively. Total borrowings at January 3, 2010 and December 28, 2008, excluding non-recourse debt and capital lease liabilities, were $457.5 million and $382.1 million, respectively.

In November 2009, we entered into interest rate swap agreements with respect to a notional amount of $75.0 million of the 7 ¾% Senior Notes which resulted in a savings in interest expense of approximately $0.5 million for the fiscal year ended January 3, 2010.

Provision for Income Taxes

	2009	Effective Rate	2008	Effective Rate
		(Dollars in thousands)		
Income Tax Provision	$ 42,079	40.1%	$ 34,033	37.3%

The effective tax rate during 2009 was 40.1%, compared to 37.3% in 2008, due to an increase in the reserve for uncertain tax positions. The effective tax rate in 2008 included one-time state tax benefits.

Equity in Earnings of Affiliate

	2009	% of Revenue	2008	% of Revenue	$ Change	% Change
			(Dollars in thousands)			
Equity in Earnings of Affiliate	$ 3,517	0.3%	$ 4,623	0.4%	$ (1,106)	(23.9)%

Equity in earnings of affiliates represent the earnings of SACS in 2009 and 2008 and reflects an overall decrease in earnings related to unfavorable foreign currency exchange rates partially offset by additional revenues due to contractual increases.

Financial Condition

Business Combination

On August 12, 2010, we completed our acquisition of Cornell, a Houston-based provider of correctional, detention, educational, rehabilitation and treatment services outsourced by federal, state, county and local government agencies for adults and juveniles. The acquisition was completed pursuant to a definitive merger agreement entered into on April 18, 2010, and amended on July 22, 2010, between us, GEO Acquisition III, Inc., and Cornell. Under the terms of the merger agreement, we acquired 100% of the outstanding common stock of Cornell for aggregate consideration of $618.3 million, excluding cash acquired of $12.9 million and including: (i) cash payments for Cornell's outstanding common stock of $84.9 million, (ii) payments made on behalf of Cornell related to Cornell's transaction costs accrued prior to the acquisition of $6.4 million, (iii) cash payments for the settlement of certain of Cornell's debt plus accrued interest of $181.9 million using proceeds from our senior credit facility, (iv) common stock consideration of $357.8 million, and (v) the fair value of stock option replacement awards of $0.2 million. The value of the equity consideration was based on the closing price of the Company's common stock on August 12, 2010 of $22.70.

Capital Requirements

Our current cash requirements consist of amounts needed for working capital, debt service, supply purchases, investments in joint ventures, and capital expenditures related to either the development of new correctional, detention, mental health, residential treatment and re-entry facilities, or the maintenance of existing facilities. In addition, some of our management contracts require us to make substantial initial expenditures of cash in connection with opening or renovating a facility. Generally, these initial expenditures are subsequently fully or partially recoverable as pass-through costs or are billable as a component of the per diem rates or monthly fixed fees to the contracting agency over the original term of the contract. Additional capital needs may also arise in the future with respect to possible acquisitions, other corporate transactions or other corporate purposes.

We are currently developing a number of projects using company financing. We estimate that these existing capital projects will cost approximately $282.4 million, of which $54.9 million was spent through the fiscal year ended January 2, 2011. We have future committed capital projects for which we estimate our remaining capital requirements to be approximately $227.5 million, which will be spent in fiscal years 2011 and 2012. Capital expenditures related to facility maintenance costs are expected to range between $20.0 million and $25.0 million for fiscal year 2011. In addition to these current estimated capital requirements for 2011 and 2012, we are currently in the process of bidding on, or evaluating potential bids for the design, construction and management of a number of new projects. In the event that we win bids for these projects and decide to self-finance their construction, our capital requirements in 2011 and/or 2012 could materially increase.

Liquidity and Capital Resources

On August 4, 2010, we entered into a new Credit Agreement, which we refer to as our "Senior Credit Facility", comprised of (i) a $150.0 million Term Loan A, referred to as "Term Loan A", initially bearing interest at LIBOR plus 2.5% and maturing August 4, 2015, (ii) a $200.0 million Term Loan B, referred to as "Term Loan B", initially bearing interest at LIBOR plus 3.25% with a LIBOR floor of 1.50% and maturing August 4, 2016 and (iii) a Revolving Credit Facility ("Revolver") of $400.0 million initially bearing interest at LIBOR plus 2.5% and maturing August 4, 2015. On August 4, 2010, we used proceeds from borrowings under the Senior Credit Facility primarily to repay existing borrowings and accrued interest under the Third Amended and Restated Credit Agreement, which we refer to as our "Prior Senior Credit Agreement", of $267.7 million and to pay $6.7 million for financing fees related to the Senior Credit Facility. On August 4, 2010, our Prior Senior Credit Agreement was terminated. On August 12, 2010, in connection with the Merger, we used aggregate proceeds of $290.0 million from the Term Loan A and the Revolver primarily to repay Cornell's obligations plus accrued interest under its revolving line of credit due December 2011 of $67.5 million, to repay its obligations plus accrued interest under the existing 10.75% senior notes due July 2012 of $114.4 million, to pay $14.0 million in transaction costs and to pay the cash component of the merger consideration of $84.9 million. As of January 2, 2011, we had $148.1 million outstanding under the Term Loan A, $199.5 million outstanding under the Term Loan B, and our $400.0 million Revolving Credit Facility had $212.0 million outstanding in loans, $57.0 million outstanding in letters of credit and $131.0 million available for borrowings. We also had the ability to borrow $250.0 million under the accordion feature of our Senior Credit Facility subject to lender demand and market conditions. Our significant debt obligations could have material consequences. See "Risk Factors — Risks Related to Our High Level of Indebtedness".

On February 8, 2011, we entered into Amendment No. 1 to the Credit Agreement, which we refer to as Amendment No. 1. Amendment No. 1, among other things, amended certain definitions and covenants relating to the total leverage ratio and the senior secured leverage ratios set forth in the Credit Agreement. Effective February 10, 2011, the revolving credit commitments under the Senior Credit Facility were increased by an aggregate principal amount equal to $100.0 million, resulting in an aggregate of $500.0 million of revolving credit commitments. Also effective February 10, 2011, GEO obtained an additional $150.0 million of term loans under the Senior Credit Facility, specifically under a new $150.0 million incremental Term Loan A-2, initially bearing interest at LIBOR plus 2.75%. Following the execution of Amendment No. 1 and our obtaining the additional $150.0 million incremental Term Loan A-2, the Senior Credit Facility is comprised of: a $150.0 million Term Loan A maturing August 4, 2015; a $150.0 million Term Loan A-2 maturing August 4, 2015; a $200.0 million Term Loan B maturing August 4, 2016; and a $500.0 million Revolving Credit Facility maturing August 4, 2015. We used the funds from the new $150.0 million incremental Term Loan A-2 along with the net cash proceeds from the offering of the 6.625% Senior Notes to finance the acquisition of BI. As of February 10, 2011, we had $146.3 million outstanding under the Term Loan A, $150.0 million outstanding under the Term Loan A-2, $199.0 million outstanding under the Term Loan B, and our $500.0 million Revolving Credit Facility had $210.0 million outstanding in loans, $56.2 million outstanding in letters of credit and $233.8 million available for borrowings. We also have the ability to borrow $250.0 million under the accordion feature of our Senior Credit Facility subject to lender demand and market conditions. Our significant debt obligations could have material consequences. See "Risk Factors — Risks Related to Our High Level of Indebtedness."

We plan to fund all of our capital needs, including our capital expenditures, from cash on hand, cash from operations, borrowings under our Senior Credit Facility and any other financings which our management and Board of Directors, in their discretion, may consummate. Currently, our primary source of liquidity to meet these requirements is cash flow from operations and borrowings from the $500.0 million Revolver.

Our management believes that cash on hand, cash flows from operations and availability under our Senior Credit Facility will be adequate to support our capital requirements for 2011 disclosed in Capital Requirements above. In addition to additional capital requirements which will be required relative to the acquisitions of Cornell and BI, we are also in the process of bidding on, or evaluating potential bids for, the design, construction and management of a number of new projects. In the event that we win bids for these projects and decide to self-finance their construction, our capital requirements in 2011 and/or 2012 could materially increase. In that event, our cash on hand, cash flows from operations and borrowings under the existing Senior Credit Facility may not provide sufficient liquidity to meet our capital needs through 2011 and we could be forced to seek additional financing or refinance our existing indebtedness. There can be no assurance that any such financing or refinancing would be available to us on terms equal to or more favorable than our current financing terms, or at all.

On February 22, 2010, our Board of Directors approved a stock repurchase program for up to $80.0 million of our common stock which was effective through March 31, 2011. The stock repurchase program was implemented through purchases made from time to time in the open market or in privately negotiated transactions, in accordance with applicable Securities and Exchange Commission requirements. The program also included repurchases from time to time from executive officers or directors of vested restricted stock and/or vested stock options. The stock repurchase program did not obligate us to purchase any specific amount of our common stock and could be suspended or extended at any time at our discretion. During the fiscal year ended January 2, 2011, we completed the program and purchased approximately 4.0 million shares of our common stock at a cost of $80.0 million using cash on hand and cash flow from operating activities. Also during the fiscal year ended January 2, 2011, we repurchased 0.3 million shares of common stock from certain directors and executives for an aggregate cost of $7.1 million.

In the future, our access to capital and ability to compete for future capital-intensive projects will also be dependent upon, among other things, our ability to meet certain financial covenants in the indenture governing the 7 ¾% Senior Notes, the indenture governing the 6.625% Senior Notes and our Senior Credit Facility. A substantial decline in our financial performance could limit our access to capital pursuant to these covenants and have a material adverse affect on our liquidity and capital resources and, as a result, on our financial condition and results of operations. In addition to these foregoing potential constraints on our capital, a number of state government agencies have been suffering from budget deficits and liquidity issues. While we expect to be in compliance with its debt covenants, if these constraints were to intensify, our liquidity could be materially adversely impacted as could our compliance with these debt covenants.

Executive Retirement Agreements

As of January 2, 2011, we had a non-qualified deferred compensation agreement with our Chief Executive Officer ("CEO"). The current agreement provides for a lump sum payment upon retirement, no sooner than age 55. As of January 2, 2011, the CEO had reached age 55 and was eligible to receive the payment upon retirement. Based on our current capitalization, we do not believe that making this payment would materially adversely impact our liquidity. Prior to his effective retirement date of December 31, 2010, Wayne H. Calabrese, our former Vice Chairman, President and Chief Operating Officer, also had a deferred compensation agreement under the non-qualified deferred compensation plan. As a result of his retirement, we paid $4.4 million in discounted retirement benefits under his non-qualified deferred compensation agreement, inclusive of income tax gross-up payments.

We are also exposed to various commitments and contingencies which may have a material adverse effect on our liquidity. See Item 3. Legal Proceedings.

Senior Credit Facility

On August 4, 2010, we terminated our Prior Senior Credit Agreement and executed our Senior Credit Facility by and among GEO, as Borrower, BNP Paribas, as Administrative Agent, and the lenders who are, or may from time to time become, a party thereto. On February 8, 2011, we entered into Amendment No. 1 to the Senior Credit Facility. Indebtedness under the Revolver, the Term Loan A and the Term Loan A-2 bears interest based on the Total Leverage Ratio as of the most recent determination date, as defined, in each of the instances below at the stated rate:

	Interest Rate under the Revolver, Term Loan A and Term Loan A-2
LIBOR borrowings	LIBOR plus 2.00% to 3.00%.
Base rate borrowings	Prime Rate plus 1.00% to 2.00%.
Letters of credit	2.00% to 3.00%.
Unused Revolver	0.375% to 0.50%.

The Senior Credit Facility contains certain customary representations and warranties, and certain customary covenants that restrict our ability to, among other things as permitted (i) create, incur or assume indebtedness, (ii) create, incur, assume or permit liens, (iii) make loans and investments, (iv) engage in mergers, acquisitions and asset sales, (v) make restricted payments, (vi) issue, sell or otherwise dispose of capital stock, (vii) engage in transactions with affiliates, (viii) allow the total leverage ratio or senior secured leverage ratio to exceed certain maximum ratios or allow the interest coverage ratio to be less than a certain ratio, (ix) cancel, forgive, make any voluntary or optional payment or prepayment on, or redeem or acquire for value any senior notes, (x) alter the business we conduct, and (xi) materially impair our lenders' security interests in the collateral for our loans.

We must not exceed the following Total Leverage Ratios, as computed at the end of each fiscal quarter for the immediately preceding four quarter-period:

Period	Total Leverage Ratio — Maximum Ratio
Through and including the last day of the fiscal year 2011	5.25 to 1.00
First day of fiscal year 2012 through and including the last day of fiscal year 2012	5.00 to 1.00
First day of fiscal year 2013 through and including the last day of fiscal year 2013	4.75 to 1.00
Thereafter	4.25 to 1.00

The Senior Credit Facility also does not permit us to exceed the following Senior Secured Leverage Ratios, as computed at the end of each fiscal quarter for the immediately preceding four quarter-period:

Period	Senior Secured Leverage Ratio — Maximum Ratio
Through and including the last day of the second quarter of the fiscal year 2012	3.25 to 1.00
First day of the third quarter of fiscal year 2012 through and including the last day of second quarter of the fiscal year 2013	3.00 to 1.00
Thereafter	2.75 to 1.00

Additionally, there is an Interest Coverage Ratio under which the lender will not permit a ratio of less than 3.00 to 1.00 relative to (a) Adjusted EBITDA for any period of four consecutive fiscal quarters to (b) Interest Expense, less that attributable to non-recourse debt of unrestricted subsidiaries.

Events of default under the Senior Credit Facility include, but are not limited to, (i) our failure to pay principal or interest when due, (ii) our material breach of any representations or warranty, (iii) covenant defaults, (iv) liquidation, reorganization or other relief relating to bankruptcy or insolvency, (v) cross default under certain other material indebtedness, (vi) unsatisfied final judgments over a specified threshold, (vii) material environmental liability claims which have been asserted against us, and (viii) a change in control. All of the obligations under the Senior Credit Facility are unconditionally guaranteed by certain of our subsidiaries and secured by substantially all of our present and future tangible and intangible assets and all present and future tangible and intangible assets of each guarantor, including but not limited to (i) a first-priority pledge of substantially all of the outstanding capital stock owned by us and each guarantor, and (ii) perfected first-priority security interests in substantially all of our, and each guarantors, present and future tangible and intangible assets and the present and future tangible and intangible assets of each guarantor. Our failure to comply with any of the covenants under our Senior Credit Facility could cause an event of default under such documents and result in an acceleration of all of outstanding senior secured indebtedness. We believe we were in compliance with all of the covenants of the Senior Credit Facility as of January 2, 2011.

On August 4, 2010, we used approximately $280 million in aggregate proceeds from the Term Loan B and the Revolver primarily to repay existing borrowings and accrued interest under our Prior Senior Credit Facility Agreement of $267.7 million and also used $6.7 million for financing fees related to the Senior Credit Facility. We received, as cash, the remaining proceeds of $3.2 million. On August 12, 2010, we borrowed $290.0 million under our Senior Credit Facility and used the aggregate cash proceeds primarily for $84.9 million in cash consideration payments to Cornell's stockholders in connection with the Merger, transaction costs of approximately $14.0 million, the repayment of $181.9 million for Cornell's 10.75% Senior Notes due July 2012 plus accrued interest and Cornell's Revolving Line of Credit due December 2011 plus accrued interest. As of January 2, 2011, we had $148.1 million outstanding under the Term Loan A, $199.5 million outstanding under the Term Loan B, and our $400.0 million Revolver had $212.0 million outstanding in loans, $57.0 million outstanding in letters of credit and $131.0 million available for borrowings. We intend to use future borrowings for the purposes permitted under the Senior Credit Facility, including for general corporate purposes.

On February 10, 2011, we used $150.0 million in aggregate proceeds from the Term Loan A-2 along with $293.3 million of net proceeds from the offering of the 6.625% Senior Notes to finance the cash consideration for the closing of the BI Acquisition. As of February 10, 2011, we had $146.3 million outstanding under the Term Loan A, $150.0 million outstanding under the Term Loan A-2, $199.0 million outstanding under the Term Loan B, and our $500.0 million Revolving Credit Facility had $210.0 million outstanding in loans, $56.2 million outstanding in letters of credit and $233.8 million available for borrowings. We intend to use future borrowings for the purposes permitted under the Senior Credit Facility, including for general corporate purposes.

We have accounted for the termination of our Prior Senior Credit Agreement as an extinguishment of debt. In connection with repayment of all outstanding borrowings and the termination of the Prior Senior Credit Agreement, we wrote-off $7.9 million of associated deferred financing fees in Third Quarter 2010.

7 ¾% Senior Notes

On October 20, 2009, we completed a private offering of $250.0 million in aggregate principal amount of our 7 ¾% senior notes due 2017, which we refer to as the 7 ¾% Senior Notes. These senior unsecured notes pay interest semi-annually in cash in arrears on April 15 and October 15 of each year, beginning on April 15, 2010. We realized net proceeds of $246.4 million at the close of the transaction, net of the discount on the notes of $3.6 million. We used the net proceeds of the offering to fund the repurchase of all of our 8 ¼% Senior Notes due 2013 and pay down part of the Revolving Credit Facility under the Prior Senior Credit Agreement.

The 7 ¾% Senior Notes are guaranteed by certain subsidiaries and are unsecured, senior obligations of GEO and these obligations rank as follows: pari passu with any unsecured, senior indebtedness of GEO and the guarantors; senior to any future indebtedness of GEO and the guarantors that is expressly subordinated to the notes and the guarantees; effectively junior to any secured indebtedness of GEO and the guarantors, including indebtedness under our Senior Credit Facility, to the extent of the value of the assets securing such indebtedness; and structurally junior to all obligations of our subsidiaries that are not guarantors.

On or after October 15, 2013, we may, at our option, redeem all or a part of the 7 ¾% Senior Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and liquidated damages, if any, on the 7 ¾% Senior Notes redeemed, to the applicable redemption date, if redeemed during the 12-month period beginning on October 15 of the years indicated below:

Year	Percentage
2013	103.875%
2014	101.938%
2015 and thereafter	100.000%

Before October 15, 2013, we may redeem some or all of the 7 ¾% Senior Notes at a redemption price equal to 100% of the principal amount of each note to be redeemed plus a make-whole premium together with accrued and unpaid interest and liquidated damages, if any, to the date of redemption. In addition, at any time on or prior to October 15, 2012, we may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds from specified equity offerings at a redemption price equal to 107.750% of the principal amount of each note to be redeemed, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption.

The indenture governing the notes contains certain covenants, including limitations and restrictions on us and our restricted subsidiaries' ability to: incur additional indebtedness or issue preferred stock; make dividend payments or other restricted payments; create liens; sell assets; enter into transactions with affiliates; and enter into mergers, consolidations, or sales of all or substantially all of our assets. As of the date of the indenture, all of our subsidiaries, other than certain dormant domestic subsidiaries and all foreign subsidiaries in existence on the date of the indenture, were restricted subsidiaries. Our unrestricted subsidiaries will not be subject to any of the restrictive covenants in the indenture. Our failure to comply with certain of the covenants under the indenture governing the 7 ¾% Notes could cause an event of default of any indebtedness and result in an acceleration of such indebtedness. In addition, there is a cross-default provision which becomes enforceable upon failure of payment of indebtedness at final maturity. We believe we were in compliance with all of the covenants of the Indenture governing the 7 ¾% Senior Notes as of January 2, 2011.

6.625% Senior Notes

On February 10, 2011, we completed a private offering of $300.0 million in aggregate principal amount of ten-year, 6.625% senior unsecured notes due 2021. These senior unsecured notes pay interest semi-annually in cash in arrears on February 15 and August 15, beginning on August 15, 2011. We realized net proceeds of $293.3 million at the close of the transaction. We used the net proceeds of the offering together with borrowings of $150.0 million under the Senior Credit Facility to finance the acquisition of B.I. The remaining net proceeds from the offering were used for general corporate purposes.

The 6.625% Senior Notes are guaranteed by certain subsidiaries and are unsecured, senior obligations of GEO and these obligations rank as follows: pari passu with any unsecured, senior indebtedness of GEO and the guarantors, including the 7 ¾% Senior Notes; senior to any future indebtedness of GEO and the guarantors that is expressly subordinated to the 6.625% Senior Notes and the guarantees; effectively junior to any secured indebtedness of GEO and the guarantors, including indebtedness under our Senior Credit Facility, to the extent of the value of the assets securing such indebtedness; and structurally junior to all obligations of our subsidiaries that are not guarantors.

On or after February 15, 2016, we may, at our option, redeem all or part of the 6.625% Senior Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and liquidated damages, if any, on the 6.625% Senior Notes redeemed, to the applicable redemption date, if redeemed during the 12-month period beginning on February 15 of the years indicated below:

Year	Percentage
2016	103.3125%
2017	102.2083%
2018	101.1042%
2019 and thereafter	100.0000%

Before February 15, 2016, we may redeem some or all of the 6.625% Senior Notes at a redemption price equal to 100% of the principal amount of each note to be redeemed plus a "make whole" premium, together with accrued and unpaid interest and liquidated damages, if any, to the date of redemption. In addition, at any time before February 15, 2014, we may redeem up to 35% of the aggregate principal amount of the 6.625% Senior Notes with the net cash proceeds from specified equity offerings at a redemption price equal to 106.625% of the principal amount of each note to be redeemed, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption.

The indenture governing the notes contains certain covenants, including limitations and restrictions on us and our restricted subsidiaries' ability to: incur additional indebtedness or issue preferred stock; make dividend payments or other restricted payments; create liens; sell assets; enter into transactions with affiliates; and enter into mergers, consolidations or sales of all or substantially all of our assets. As of the date of the indenture, all of our subsidiaries, other than certain dormant domestic subsidiaries and all foreign subsidiaries in existence on the date of the indenture, were restricted subsidiaries. Our failure to comply with certain of the covenants under the indenture governing the 6.625% Notes could cause an event of default of any indebtedness and result in an acceleration of such indebtedness. In addition, there is a cross-default provision which becomes enforceable upon failure of payment of indebtedness at final maturity. Our unrestricted subsidiaries will not be subject to any of the restrictive covenants in the indenture.

Non-Recourse Debt

South Texas Detention Complex

We have a debt service requirement related to the development of the South Texas Detention Complex, a 1,904-bed detention complex in Frio County, Texas, acquired in November 2005 from Correctional Services Corporation ("CSC"). CSC was awarded the contract in February 2004 by the Department of Homeland Security, ICE for development and operation of the detention center. In order to finance the construction of the complex, South Texas Local Development Corporation, referred to as STLDC, was created and issued $49.5 million in taxable revenue bonds. These bonds mature in February 2016 and have fixed coupon rates between 4.34% and 5.07%. Additionally, we are owed $5.0 million in the form of subordinated notes by STLDC which represents the principal amount of financing provided to STLDC by CSC for initial development.

We have an operating agreement with STLDC, the owner of the complex, which provides us with the sole and exclusive right to operate and manage the detention center. The operating agreement and bond indenture require the revenue from the contract with ICE be used to fund the periodic debt service requirements as they become due. The net revenues, if any, after various expenses such as trustee fees, property taxes and insurance premiums are distributed to us to cover operating expenses and management fees. We are responsible for the entire operations of the facility including the payment of all operating expenses whether or not there are sufficient revenues. STLDC has no liabilities resulting from its ownership. The bonds have a ten year term and are non-recourse to us and STLDC. The bonds are fully insured and the sole source of payment for the bonds is the operating revenues of the center. At the end of the ten year term of the bonds, title and ownership of the facility transfers from STLDC to us. We have determined that we are the primary beneficiary of STLDC and consolidate the entity as a result.

On February 1, 2010, STLDC made a payment from its restricted cash account of $4.6 million for the current portion of our periodic debt service requirement in relation to STLDC operating agreement and bond indenture. As of January 2, 2011, the remaining balance of the debt service requirement under the STLDC financing agreement is $32.1 million, of which $4.8 million is due within the next twelve months. Also as of January 2, 2011, included in current restricted cash and non-current restricted cash is $6.2 million and $9.3 million, respectively, as funds held in trust with respect to the STLDC for debt service and other reserves.

Northwest Detention Center

On June 30, 2003, CSC arranged financing for the construction of the Northwest Detention Center in Tacoma, Washington, referred to as the Northwest Detention Center, which was completed and opened for operation in April 2004. We began to operate this facility following our acquisition in November 2005. In connection with the original financing, CSC of Tacoma LLC, a wholly owned subsidiary of CSC, issued a $57.0 million note payable to the Washington Economic Development Finance Authority, which we refer to as WEDFA, an instrumentality of the State of Washington, which issued revenue bonds and subsequently loaned the proceeds of the bond issuance back to CSC for the purposes of constructing the Northwest Detention Center. The bonds are non-recourse to us and the loan from WEDFA to CSC is non-recourse to us. These bonds mature in February 2014 and have fixed coupon rates between 3.80% and 4.10%.

The proceeds of the loan were disbursed into escrow accounts held in trust to be used to pay the issuance costs for the revenue bonds, to construct the Northwest Detention Center and to establish debt service and other reserves. On October 1, 2010, CSC of Tacoma LLC made a payment from its restricted cash account of $5.9 million for the current portion of its periodic debt service requirement in relation to the WEDFA bond indenture. As of January 2, 2011, the remaining balance of the debt service requirement is $25.7 million, of which $6.1 million is classified as current in the accompanying balance sheet.

As of January 2, 2011, included in current restricted cash and non-current restricted cash is $7.1 million and $1.8 million, respectively, of funds held in trust with respect to the Northwest Detention Center for debt service and other reserves.

Municipal Correctional Finance, L.P.

Municipal Correctional Finance, L.P., which we refer to as MCF, our consolidated variable interest entity, is obligated for the outstanding balance of the 8.47% Revenue Bonds. The bonds bear interest at a rate of 8.47% per annum and are payable in semi-annual installments of interest and annual installments of principal. All unpaid principal and accrued interest on the bonds is due on the earlier of August 1, 2016 (maturity) or as noted under the bond documents. The bonds are limited, nonrecourse obligations of MCF and are collateralized by the property and equipment, bond reserves, assignment of subleases and substantially all assets related to the facilities owned by MCF. The bonds are not guaranteed by us or our subsidiaries.

The 8.47% Revenue Bond indenture provides for the establishment and maintenance by MCF for the benefit of the trustee under the indenture of a debt service reserve fund. As of January 2, 2011, the debt service reserve fund has a balance of $23.4 million. The debt service reserve fund is available to the trustee to pay debt service on the 8.47% Revenue Bonds when needed, and to pay final debt service on the 8.47% Revenue Bonds. If MCF is in default in its obligation under the 8.47% Revenue Bonds indenture, the trustee may declare the principal outstanding and accrued interest immediately due and payable. MCF has the right to cure a default of non-payment obligations. The 8.47% Revenue Bonds are subject to extraordinary mandatory redemption in certain instances upon casualty or condemnation. The 8.47% Revenue Bonds may be redeemed at the option of MCF prior to their final scheduled payment dates at par plus accrued interest plus a make-whole premium.

Australia

In connection with the financing and management of one Australian facility, our wholly owned Australian subsidiary financed the facility's development and subsequent expansion in 2003 with long-term debt obligations, which are non-recourse to us and total $46.3 million and $45.4 million at January 2, 2011 and January 3, 2010, respectively. As a condition of the loan, we are required to maintain a restricted cash balance of AUD 5.0 million, which, at January 2, 2011, was $5.1 million. The amount is included in restricted cash and the annual maturities of the future debt obligation are included in non-recourse debt. The term of the non-recourse debt is through 2017 and it bears interest at a variable rate quoted by certain Australian banks plus 140 basis points. Any obligations or liabilities of the subsidiary are matched by a similar or corresponding commitment from the government of the State of Victoria.

Guarantees

In connection with the creation of SACS, we entered into certain guarantees related to the financing, construction and operation of the prison. We guaranteed certain obligations of SACS under its debt agreements up to a maximum amount of 60.0 million South African Rand, or $9.1 million, to SACS' senior lenders through the issuance of letters of credit. Additionally, SACS is required to fund a restricted account for the payment of certain costs in the event of contract termination. We have guaranteed the payment of 60% of amounts which may be payable by SACS into the restricted account and provided a standby letter of credit of 8.4 million South African Rand, or $1.3 million, as security for our guarantee. Our obligations under this guarantee are indexed to the CPI and expire upon the release from SACS of its obligations in respect of the restricted account under its debt agreements. No amounts have been drawn against these letters of credit, which are included in our outstanding letters of credit under the Revolver.

We have agreed to provide a loan, if necessary, of up to 20.0 million South African Rand, or $3.0 million, referred to as the Standby Facility, to SACS for the purpose of financing SACS' obligations under its contract with the South African government. No amounts have been funded under the Standby Facility, and we do not currently anticipate that such funding will be required by SACS in the future. Our obligations under the Standby Facility expire upon the earlier of full funding or release from SACS of its obligations under its debt agreements. The lenders' ability to draw on the Standby Facility is limited to certain circumstances, including termination of the contract.

We have also guaranteed certain obligations of SACS to the security trustee for SACS' lenders. We have secured our guarantee to the security trustee by ceding our rights to claims against SACS in respect of any loans or other finance agreements, and by pledging our shares in SACS. Our liability under the guarantee is limited to the cession and pledge of shares. The guarantee expires upon expiration of the cession and pledge agreements.

In connection with a design, build, finance and maintenance contract for a facility in Canada, we guaranteed certain potential tax obligations of a not-for-profit entity. The potential estimated exposure of these obligations is CAD 2.5 million, or $2.5 million commencing in 2017. We have a liability of $1.8 million and $1.5 million related to this exposure as of January 2, 2011 and January 3, 2010, respectively. To secure this guarantee, we purchased Canadian dollar denominated securities with maturities matched to the estimated tax obligations in 2017 to 2021. We have recorded an asset and a liability equal to the current fair market value of those securities on our balance sheet. We do not currently operate or manage this facility.

At January 2, 2011, we also had seven letters of guarantee outstanding totaling $9.4 million under separate international facilities relating to performance guarantee of our Australian subsidiary. We do not have any off balance sheet arrangements.

Derivatives

In November 2009, we executed three interest rate swap agreements (the "Agreements") in the aggregate notional amount of $75.0 million. In January 2010, we executed a fourth interest rate swap agreement in the notional amount of $25.0 million. We have designated these interest rate swaps as hedges against changes in the fair value of a designated portion of the 7 ¾% Senior Notes due to changes in underlying interest rates. The Agreements, which have payment, expiration dates and call provisions that mirror the terms of the 7 ¾% Senior Notes, effectively convert $100.0 million of the 7 ¾% Senior Notes into variable rate obligations. Each of the swaps has a termination clause that gives the counterparty the right to terminate the interest rate swaps at fair market value, under certain circumstances. In addition to the termination clause, the Agreements also have call provisions which specify that the lender can elect to settle the swap for the call option price. Under the Agreements, the Company receives a fixed interest rate payment from the financial counterparties to the agreements equal to 7 ¾% per year calculated on the notional $100.0 million amount, while it makes a variable interest rate payment to the same counterparties equal to the three-month LIBOR plus a fixed margin of between 4.16% and 4.29%, also calculated on the notional $100.0 million amount. Changes in the fair value of the interest rate swaps are recorded in earnings along with related designated changes in the value of the 7 ¾% Senior Notes. Total net gains (loss) recognized and recorded in earnings related to these fair value hedges was $5.2 million and $(1.9) million in the fiscal periods ended January 2, 2011 and January 3, 2010, respectively. As of January 2, 2011 and January 3, 2010, the fair value of the swap assets (liabilities) was $3.3 million and $(1.9) million, respectively. There was no material ineffectiveness of these interest rate swaps during the fiscal periods ended January 2, 2011.

Our Australian subsidiary is a party to an interest rate swap agreement to fix the interest rate on the variable rate non-recourse debt to 9.7%. We have determined the swap to be an effective cash flow hedge. Accordingly, we record the value of the interest rate swap in accumulated other comprehensive income, net of applicable income taxes. There was no ineffectiveness of this interest rate swap for the fiscal years presented. The Company does not expect to enter into any transactions during the next twelve months which would result in the reclassification into earnings or losses associated with this swap currently reported in accumulated other comprehensive income (loss).

Contractual Obligations and Off Balance Sheet Arrangements

The following is a table of certain of our contractual obligations, as of January 2, 2011, which requires us to make payments over the periods presented.

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(In thousands)		
Long-term debt obligations	$ 250,000	$ —	$ —	$ —	$ 250,000
Term Loans	347,625	9,500	32,125	163,500	142,500
Revolver	212,000	—	—	212,000	—
Capital lease obligations (includes imputed interest)	22,564	1,950	3,900	3,872	12,842
Operating lease obligations	181,181	30,948	54,793	34,214	61,226
Non-recourse debt	212,445	31,290	68,897	71,880	40,378
Estimated interest payments on debt(a)	315,249	54,966	117,537	94,039	48,707
Estimated funding of pension and other post retirement benefits	13,380	5,944	470	580	6,386
Estimated construction commitments	227,500	202,300	25,200	—	—
Estimated tax payments for uncertain tax positions(b)	4,035	2,243	1,792	—	—
Total	$ 1,785,979	$ 339,141	$ 304,714	$ 580,085	$ 562,039

(a) Due to the uncertainties of future LIBOR rates, the variable interest payments on our Senior Credit Facility and swap agreements were calculated using an average LIBOR rate of 2.87% based on projected interest rates through fiscal 2016.

(b) State income tax payments are reflected net of the federal income tax benefit.

We do not have any off balance sheet arrangements which would subject us to additional liabilities.

On February 11, 2011, we announced the amendment of our Senior Credit Facility and also announced the closing of our offering of $300.0 million aggregate principal amounts of senior unsecured notes due 2021. The obligation related to these new debt arrangements is not included in the table above and is summarized below:

	Payments Due by Period				
Contractual Obligations occurring after Fiscal Year Ended January 2, 2011	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(In thousands)		
Term Loan A-2	$ 150,000	$ 5,625	$ 20,625	$ 123,750	$ —
6.625% Senior Notes due 2021	300,000	—	—	—	300,000
Estimated interest payments on debt(c)	225,418	14,484	52,703	48,918	109,313
Total	$ 675,418	$ 20,109	$ 73,328	$ 172,668	$ 409,313

(c) Due to the uncertainties of future LIBOR rates, the variable interest payments on our Senior Credit Facility, as amended, were calculated using an average LIBOR rate of 2.87% based on projected interest rates through fiscal 2016.

Cash Flow

Cash and cash equivalents as of January 2, 2011 was $39.7 million, compared to $33.9 million as of January 3, 2010. During Fiscal Year 2010 we used cash flows from operations, cash on hand, net cash proceeds from the issuance of our 7 ¾% Senior Notes and cash proceeds from our Senior Credit Facility to fund our acquisition of Cornell in an amount of $260.3 million, to fund $97.1 million in capital expenditures, to fund $80.0 million for repurchases of common stock under our stock repurchase program and $7.1 million for shares of common stock purchased from certain directors and executives, and to fund our operations.

Cash provided by operating activities of continuing operations in 2010, 2009 and 2008 was $126.2 million, $125.3 million, and $74.5 million, respectively. Cash provided by operating activities of continuing operations in 2010 was impacted by changes in balance sheet assets and liabilities such as the positive impact of the increase in deferred income tax liabilities of $17.9 million partially offset by the negative impact of an increase in accounts receivable, prepaid expenses and other current assets of $14.4 million. Cash flow from operations was also impacted by the effect of certain significant non-cash items such as: positive impacts of depreciation and amortization expense of $48.1 million and the write-off of deferred financing fees of $7.9 million associated with the termination of our Third Amended and Restated Credit Agreement in Third Quarter 2010. The increase in depreciation and amortization expense is primarily the result of the additional amortization of intangible assets and the depreciation of fixed assets acquired in connection with our acquisition of Cornell. In 2009, cash provided by operating activities of continuing operations was positively impacted by an increase in net income attributable to GEO of $7.1 million over the prior year as well as the impact of certain non-cash items including depreciation and amortization expense of $39.3 million and the write-off of deferred financing fees of $6.8 million. Cash provided by operating activities of continuing operations in 2008 was primarily the result of increases in net income attributable to GEO, increased by non-cash depreciation and amortization expense partially offset by an increase in accounts receivable, prepaid expenses and other current assets.

Cash used in investing activities in 2010 of $368.3 million was primarily the result of our acquisition of Cornell in August 2010 for $260.3 million and capital expenditures of $97.1 million compared to cash used in investing activities during 2009 of $185.3 million which primarily consisted of our acquisition of Just Care for $38.4 million and capital expenditures of $149.8 million. Cash used in investing activities during 2008 primarily consisted of capital expenditures of $131.0 million.

Cash provided by financing activities in 2010 was $243.7 million and reflects cash proceeds from our new Credit Agreement consisting of $150.0 million in borrowings under the Term Loan A, $200.0 million of borrowings under the Term Loan B with a total discount of $2.0 million, and of $378.0 million of borrowings under our Revolver. These proceeds were offset by payments of $155.0 million for the repayment of our Prior Term Loan B, payments of $224.0 million on our Revolver, and payments of $18.5 million on non-recourse debt, term loans and other debt. In addition, we paid $80.0 million for repurchases of common stock under our stock repurchase program and $7.1 million for shares of common stock which were purchased from certain directors and executives and retired immediately after purchase.

Cash provided by financing activities in 2009 was $51.9 million and reflects cash proceeds from the issuance of our 7 ¾% Senior Notes of $250.0 million and Prior Revolver borrowings of $83.0 million. These proceeds were offset by payments of $150.0 million for repayment of our 8 ¼% Senior Notes, payments of $99.0 million on our Prior Revolver and payments on non-recourse debt and Prior Term Loan B of $17.8 million. Cash proceeds from our 7 ¾% Senior Notes were primarily used to pay down our 8 ¼% Senior Notes and our Prior Revolver.

Inflation

We believe that inflation, in general, did not have a material effect on our results of operations during 2010, 2009 and 2008. While some of our contracts include provisions for inflationary indexing, inflation could have a substantial adverse effect on our results of operations in the future to the extent that wages and salaries, which represent our largest expense, increase at a faster rate than the per diem or fixed rates received by us for our management services.

Outlook

The following discussion of our future performance contains statements that are not historical statements and, therefore, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied in the forward-looking statement. Please refer to "Item 1A. Risk Factors" in this Annual Report on Form 10-K, the "Forward-Looking Statements — Safe Harbor," as well as the other disclosures contained in this Annual Report on Form 10-K, for further discussion on forward-looking statements and the risks and other factors that could prevent us from achieving our goals and cause the assumptions underlying the forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements.

With state and federal prison populations growing by approximately 16% since 2000, the private corrections industry has played an increasingly important role in addressing U.S. detention and correctional needs. The number of State and Federal prisoners housed in private facilities has increased by 47% since the year 2000 with the Federal government and states such as Arizona, Texas and Florida accounting for a significant portion of the increase. At year-end 2009, 8.0% of the estimated 1.6 million State and Federal prisoners incarcerated in the United States were held in private facilities, up from 6.3% in 2000. In addition to our strong positions in Federal and State markets in the U.S., we believe we are the only publicly traded U.S. correctional company with international operations. With the existing operations in South Africa, Australia, and the United Kingdom, we believe that our international presence positions us to capitalize on growth opportunities within the private corrections and detention industry in new and established international markets.

We intend to pursue a diversified growth strategy by winning new customers and contracts, expanding our government services portfolio and pursuing selective acquisition opportunities. We achieve organic growth through competitive bidding that begins with the issuance by a government agency of a request for proposal, or RFP. We primarily rely on the RFP process for organic growth in our U.S. and international corrections operations as well as in GEO Care's operations. We believe that our long operating history and reputation have earned us credibility with both existing and prospective clients when bidding on new facility management contracts or when renewing existing contracts. Our success in the RFP process has resulted in a pipeline of new projects with significant revenue potential. In 2010, we activated four new or expansion projects representing an aggregate of 4,867 additional beds. This compares to the eight new or expansion projects activated in 2009 representing 2,698 new beds. Also in 2010, we received awards for 7,846 beds out of the aggregate total of 19,849 beds awarded from governmental agencies under competitive bids during 2010, including competitive contract re-bids. As of January 2, 2011, we have five facilities under various stages of development or pending commencement of operations which represent 3,444 beds. In addition to pursuing organic growth through the RFP process, we will from time to time selectively consider the financing and construction of new facilities or expansions to existing facilities on a speculative basis without having a signed contract with a known customer. We also plan to leverage our experience to expand the range of government- outsourced services that we provide. We will continue to pursue selected acquisition opportunities in our core services and other government services areas that meet our criteria for growth and profitability.

The strategic acquisitions of Cornell Companies and B.I. Incorporated have further diversified GEO, creating a stronger company with a full continuum of care service platform and leading competitive positions in key market segments in the corrections, detention, and rehabilitation treatment services industry. From the development of facilities, to the intake and housing of offenders, to the provision of transportation functions as well as comprehensive medical, mental health and rehabilitation services, to the reintegration and supervision of offenders in the community, we believe governmental clients are increasingly looking for full service, turnkey solutions that can deliver enhanced quality and cost savings across a comprehensive continuum of care. Following the completion of the Cornell and BI acquisitions, we are positioned to provide complementary, full service continuum of care solutions for our numerous government clients.

Revenue

Domestically, we continue to be encouraged by the number of opportunities that have recently developed in the privatized corrections and detention industry. Overcrowding at corrections facilities in various states and increased demand for bed space at federal prisons and detention facilities are two of the factors that have contributed to the opportunities for privatization. However, these positive trends may in the future be impacted by government budgetary constraints. Recently, we have experienced a delay in cash receipts from California and other states may follow suit. While improving economic conditions have helped lower the number of states reporting new fiscal year 2011 budget gaps and have dramatically increased the number of states reporting stable revenue outlooks for the remaining of fiscal year 2011, several states still face ongoing budget shortfalls. According to the National Conference of State Legislatures, fifteen states reported new gaps since fiscal year 2011 began with the sum of these budget imbalances totaling $26.7 billion as of November 2010. Additionally, 35 states currently project budget gaps in fiscal year 2012. As a result of budgetary pressures, state correctional agencies may pursue a number of cost savings initiatives which may include the early release of inmates, changes to parole laws and sentencing guidelines, and reductions in per diem rates and/or the scope of services provided by private operators. These potential cost savings initiatives could have a material adverse impact on our current operations and/or our ability to pursue new business opportunities. Additionally, if state budgetary constraints, as discussed above, persist or intensify, our state customers' ability to pay us may be impaired and/or we may be forced to renegotiate our management contracts on less favorable terms and our financial condition results of operations or cash flows could be materially adversely impacted. We plan to actively bid on any new projects that fit our target profile for profitability and operational risk. Although we are pleased with the overall industry outlook, positive trends in the industry may be offset by several factors, including budgetary constraints, unanticipated contract terminations, contract non-renewals, and/or contract re-bids. Although we have historically had a relative high contract renewal rate, there can be no assurance that we will be able to renew our expiring management contracts on favorable terms, or at all. Also, while we are pleased with our track record in re-bid situations, we cannot assure that we will prevail in any such future situations.

Internationally, during the second half of fiscal year 2009 our subsidiaries in the United Kingdom and Australia began the operation and management under two new contracts with an aggregate of 1,083 beds. In July 2010, our subsidiary in the United Kingdom (referred to as the "UK") began operating the 360-bed expansion at Harmondsworth increasing the capacity of that facility to 620 beds from 260 beds. We believe there are additional opportunities in the UK such as the UK government's solicitation of proposals for the management of five existing managed-only prisons totaling approximately 5,700 beds. Additionally, we expect to compete on large-scale transportation contracts in the UK where we have been short-listed to submit proposals as part of a new venture we have formed with a large UK-based fleet services company. Finally, the UK government had announced plans to develop five new 1,500-bed prisons to be financed, built and managed by the private sector. GEO had gone through the prequalification process for this procurement and had been invited to compete on these opportunities. We are currently awaiting a revised timeline from the governmental agency in the UK so we may continue to pursue this project. We are continuing to monitor this opportunity and, at this time, we believe the government in the UK is reviewing this plan to determine the best way to proceed. In South Africa, we have bid on projects for the design, construction and operation of four 3,000-bed prison projects totaling 12,000 beds. Requests for proposal were issued in December 2008 and we submitted our bids on the projects at the end of May 2009. The South African government has announced that it intends to complete its evaluation of four existing bids (including ours) by November 2011. No more than two prison projects can be awarded to any one bidder. The New Zealand government has also solicited expressions of interest for a new design, build, finance and management contract for a new correctional center for 960 beds, and our GEO Australia subsidiary has been short-listed for participation in this procurement. We believe that additional opportunities will become available in international markets and we plan to actively bid on any opportunities that fit our target profile for profitability and operational risk.

With respect to our mental health, residential treatment, youth services and re-entry services business conducted through our wholly-owned subsidiary, GEO Care, we are currently pursuing a number of business development opportunities. In connection with our merger with Cornell in August 2010 and our acquisitions of BI in February 2011, we have significantly expanded our operations by adding 44 facilities and also the service offerings of GEO Care by adding electronic monitoring services and community re-entry and immigration related supervision services. Through both organic growth and acquisitions, and subsequent to our acquisition of BI in February 2011, we have been able to grow GEO Care's business to approximately 6,500 beds and 60,000 offenders under community supervision.

GEO Care has also recently signed a contract for the management and operation of the new 100-bed Montgomery County Mental Health Treatment Facility in Texas, which is scheduled to open in March 2011. In addition, we continue to expend resources on informing state and local governments about the benefits of privatization and we anticipate that there will be new opportunities in the future as those efforts begin to yield results. We believe we are well positioned to capitalize on any suitable opportunities that become available in this area.

Operating Expenses

Operating expenses consist of those expenses incurred in the operation and management of our contracts to provide services to our governmental clients. Labor and related cost represented 56.3% of our operating expenses in the fiscal year 2010. Additional significant operating expenses include food, utilities and inmate medical costs. In 2010, operating expenses totaled 76.8% of our consolidated revenues. Our operating expenses as a percentage of revenue in 2011 will be impacted by the opening of any new facilities. We also expect increases to depreciation expense as a percentage of revenue due to carrying costs we will incur for a newly constructed and expanded facility for which we have no corresponding management contract for the expansion beds and potential carrying costs of certain facilities we acquired from Cornell with no corresponding management contract. Additionally, we will experience increases as a result of the amortization of intangible assets acquired in connection with our acquisitions of Cornell and BI. In addition to the factors discussed relative to our current operations, we expect to experience overall increases in operating expenses as a result of the acquisitions of Cornell and BI. As of January 2, 2011, our worldwide operations include the management and/or ownership of approximately 81,000 beds at 118 correctional, detention and residential treatment, youth services and community-based facilities including projects under development. See discussion below relative to Synergies and Cost Savings.

General and Administrative Expenses

General and administrative expenses consist primarily of corporate management salaries and benefits, professional fees and other administrative expenses. In 2010, general and administrative expenses totaled 8.4% of our consolidated revenues. Excluding the impact of the merger with Cornell, we expect general and administrative expenses as a percentage of revenue in 2011 to be generally consistent with our general and administrative expenses for 2010. In connection with our merger with Cornell, we incurred approximately $25 million in transaction costs, including $7.9 million in debt extinguishment costs, during fiscal year ended 2010. In connection with our acquisition of BI, we incurred $7.7 million of acquisition related costs during fiscal year 2010 and expect to incur between $3 million and $4 million in the first fiscal quarter of 2011. We expect business development costs to remain consistent as we pursue additional business development opportunities in all of our business lines and build the corporate infrastructure necessary to support our mental health residential treatment services business. We also plan to continue expending resources from time to time on the evaluation of potential acquisition targets.

Synergies and Cost Savings

Our management anticipates annual synergies of approximately $12-$15 million during the year following the completion of the merger with Cornell and approximately $3-$5 million during the year following our acquisition of BI. There may be potential to achieve additional synergies thereafter. We believe any such additional synergies would be achieved primarily from greater operating efficiencies, capturing inherent economies of scale and leveraging corporate resources. Any synergies achieved should further enhance cash provided by operations and return on invested capital of the combined company.

Forward-Looking Statements — Safe Harbor

This Annual Report on Form 10-K and the documents incorporated by reference herein contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. "Forward-looking" statements are any statements that are not based on historical information. Statements other than statements of historical facts included in this report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are "forward-looking" statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" or "continue" or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or "cautionary statements," include, but are not limited to:

- our ability to timely build and/or open facilities as planned, profitably manage such facilities and successfully integrate such facilities into our operations without substantial additional costs;
- the instability of foreign exchange rates, exposing us to currency risks in Australia, the United Kingdom, and South Africa, or other countries in which we may choose to conduct our business;
- our ability to activate the inactive beds at our idle facilities;
- an increase in unreimbursed labor rates;
- our ability to expand, diversify and grow our correctional, mental health and residential treatment services businesses;
- our ability to win management contracts for which we have submitted proposals and to retain existing management contracts;
- our ability to raise new project development capital given the often short-term nature of the customers' commitment to use newly developed facilities;
- our ability to estimate the government's level of dependency on privatized correctional services;
- our ability to accurately project the size and growth of the U.S. and international privatized corrections industry;

- our ability to develop long-term earnings visibility;
- our ability to identify suitable acquisitions and to successfully complete and integrate such acquisitions on satisfactory terms;
- our ability to successfully integrate Cornell and BI into our business within our expected time-frame and estimates regarding integration costs;
- our ability to accurately estimate the growth to our aggregate annual revenues and the amount of annual synergies we can achieve as a result of our acquisition of Cornell and BI;
- our ability to successfully address any difficulties encountered in maintaining relationships with customers, employees or suppliers as a result of our acquisition of Cornell and BI;
- our ability to obtain future financing on satisfactory terms or at all, including our ability to secure the funding we need to complete ongoing capital projects;
- our exposure to rising general insurance costs;
- our exposure to state and federal income tax law changes internationally and domestically and our exposure as a result of federal and international examinations of our tax returns or tax positions;
- our exposure to claims for which we are uninsured;
- our exposure to rising employee and inmate medical costs;
- our ability to maintain occupancy rates at our facilities;
- our ability to manage costs and expenses relating to ongoing litigation arising from our operations;
- our ability to accurately estimate on an annual basis, loss reserves related to general liability, workers' compensation and automobile liability claims;
- the ability of our government customers to secure budgetary appropriations to fund their payment obligations to us; and
- other factors contained in our filings with the Securities and Exchange Commission, or the SEC, including, but not limited to, those detailed in this Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K filed with the SEC.

We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements included in this report.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Interest Rate Risk

We are exposed to market risks related to changes in interest rates with respect to our Senior Credit Facility. Payments under the Senior Credit Facility are indexed to a variable interest rate. Based on borrowings outstanding under the Senior Credit Facility of $557.8 million (net of discount of $1.9 million) and $57.0 million in outstanding letters of credit, as of January 2, 2011 for every one percent increase in the interest rate applicable to the Senior Credit Facility, our total annual interest expense would increase by $5.6 million.

In November 2009, we executed three interest rate swap agreements in the aggregate notional amount of $75.0 million. These interest rate swaps, which have payment, expiration dates and call provisions that mirror the terms of the Notes, effectively convert $75.0 million of the Notes into variable rate obligations. Under these interest rate swaps, we receive a fixed interest rate payment from the financial counterparties to the agreements equal to 7 ¾% per year calculated on the notional $75.0 million amount, while we make a variable interest rate payment to the same counterparties equal to the three-month LIBOR plus a fixed margin of between 4.16% and 4.29%, also calculated on the notional $75.0 million amount. Effective January 6, 2010, we executed a fourth swap agreement relative to a notional amount of $25.0 million of our 7 ¾% Senior Notes (See Note 9). For every one percent increase in the interest rate applicable to our aggregate notional $100.0 million of swap agreements relative to the 7 ¾% Senior Notes, our annual interest expense would increase by $1.0 million.

We have entered into certain interest rate swap arrangements for hedging purposes, fixing the interest rate on our Australian non-recourse debt to 9.7%. The difference between the floating rate and the swap rate on these instruments is recognized in interest expense within the respective entity. Because the interest rates with respect to these instruments are fixed, a hypothetical 100 basis point change in the current interest rate would not have a material impact on our financial condition or results of operations.

Additionally, we invest our cash in a variety of short-term financial instruments to provide a return. These instruments generally consist of highly liquid investments with original maturities at the date of purchase of three months or less. While these instruments are subject to interest rate risk, a hypothetical 100 basis point increase or decrease in market interest rates would not have a material impact on our financial condition or results of operations.

Foreign Currency Exchange Rate Risk

We are exposed to market risks related to fluctuations in foreign currency exchange rates between the U.S. Dollar, the Australian Dollar, the Canadian Dollar, the South African Rand and the British Pound currency exchange rates. Based upon our foreign currency exchange rate exposure as of January 2, 2011 with respect to our international operations, every 10 percent change in historical currency rates would have a $6.5 million effect on our financial position and a $1.3 million impact on our results of operations over the next fiscal year.

Item 8. ***Financial Statements and Supplementary Data***

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the Shareholders of
The GEO Group, Inc.:

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. They include amounts based on judgments and estimates.

Representation in the consolidated financial statements and the fairness and integrity of such statements are the responsibility of management. In order to meet management's responsibility, the Company maintains a system of internal controls and procedures and a program of internal audits designed to provide reasonable assurance that our assets are controlled and safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon in the preparation of financial statements.

The consolidated financial statements have been audited by Grant Thornton LLP, independent registered public accountants, whose appointment by our Audit Committee was ratified by our shareholders. Their report expresses a professional opinion as to whether management's consolidated financial statements considered in their entirety present fairly, in conformity with accounting principles generally accepted in the United States, the Company's financial position and results of operations. Their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The effectiveness of our internal control over financial reporting as of January 2, 2011 has been audited by Grant Thornton LLP, independent registered public accountants, as stated in their report which is included in this Form 10-K.

The Audit Committee of the Board of Directors meets periodically with representatives of management, the independent registered public accountants and our internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the internal auditors and the independent registered certified public accountants have unrestricted access to the Audit Committee to discuss the results of their reviews.

George C. Zoley
Chairman and Chief Executive Officer

Brian R. Evans
Senior Vice President and Chief Financial Officer

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer that: (i) pertains to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements for external reporting in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorization of the Company's management and directors; and (iii) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has assessed the effectiveness of the Company's internal control over financial reporting as of January 2, 2011. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in Internal Control — Integrated Framework.

On August 12, 2010, we acquired Cornell Companies, Inc., which we refer to as Cornell, at which time Cornell became our subsidiary. We are currently in the process of assessing and integrating Cornell's internal controls over financial reporting into our financial reporting systems. Management's assessment of internal control over financial reporting at January 2, 2011, excludes the operations of Cornell as allowed by SEC guidance related to internal controls of recently acquired entities. Management will include the operations of Cornell in its assessment of internal control over financial reporting within one year from the date of acquisition. With the exception of Cornell Companies, Inc., the Company evaluated, with the participation of its Chief Executive Officer and Chief Financial Officer, its internal control over financial reporting as of January 2, 2011, based on the COSO Internal Control — Integrated Framework. Based on this evaluation, the Company's management concluded that as of January 2, 2011, its internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Grant Thornton LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
The GEO Group, Inc.

We have audited The GEO Group, Inc. and subsidiaries' (the "Company") internal control over financial reporting as of January 2, 2011, based on criteria established in *Internal Control— Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. Our audit of, and opinion on, the Company's internal control over financial reporting does not include internal control over financial reporting of Cornell Companies, Inc., a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 37 and 13 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended January 2, 2011. As indicated in Management's Report, Cornell Companies, Inc. was acquired during 2010 and therefore, management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of Cornell Companies, Inc.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The GEO Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 2, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The GEO Group, Inc. and subsidiaries as of January 2, 2011 and January 3, 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended January 2, 2011, and our report dated March 2, 2011 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton LLP

Miami, Florida
March 2, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of The GEO Group, Inc.

We have audited the accompanying consolidated balance sheets of The GEO Group, Inc. and subsidiaries (the "Company") as of January 2, 2011 and January 3, 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended January 2, 2011. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The GEO Group, Inc. and subsidiaries as of January 2, 2011 and January 3, 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The GEO Group, Inc. and subsidiaries' internal control over financial reporting as of January 2, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 2, 2011 expressed an unqualified opinion thereon.

/s/ Grant Thornton LLP

Miami, Florida
March 2, 2011

THE GEO GROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME
Fiscal Years Ended January 2, 2011, January 3, 2010, and December 28, 2008

	2010	2009	2008
	(In thousands, except per share data)		
Revenues	$ 1,269,968	$ 1,141,090	$ 1,043,006
Operating Expenses	975,020	897,099	822,053
Depreciation and Amortization	48,111	39,306	37,406
General and Administrative Expenses	106,364	69,240	69,151
Operating Income	140,473	135,445	114,396
Interest Income	6,271	4,943	7,045
Interest Expense	(40,707)	(28,518)	(30,202)
Loss on Extinguishment of Debt	(7,933)	(6,839)	—
Income Before Income Taxes, Equity in Earnings of Affiliates, and Discontinued Operations	98,104	105,031	91,239
Provision for Income Taxes	39,532	42,079	34,033
Equity in Earnings of Affiliates, net of income tax provision (benefit) of $2,212, $1,368 and ($805)	4,218	3,517	4,623
Income from Continuing Operations	62,790	66,469	61,829
Loss from Discontinued Operations, net of income tax provision (benefit) of $0, ($216), and $236	—	(346)	(2,551)
Net Income	$ 62,790	$ 66,123	$ 59,278
Loss (Earnings) Attributable to Noncontrolling Interests	678	(169)	(376)
Net Income Attributable to The GEO Group, Inc.	$ 63,468	$ 65,954	$ 58,902
Weighted Average Common Shares Outstanding:			
Basic	55,379	50,879	50,539
Diluted	55,989	51,922	51,830
Income per Common Share Attributable to The GEO Group, Inc.:			
Basic:			
Income from continuing operations	$ 1.15	$ 1.30	$ 1.22
Loss from discontinued operations	—	—	(0.05)
Net income per share — basic	$ 1.15	$ 1.30	$ 1.17
Diluted:			
Income from continuing operations	$ 1.13	$ 1.28	$ 1.19
Loss from discontinued operations	—	(0.01)	(0.05)
Net income per share — diluted	$ 1.13	$ 1.27	$ 1.14
Comprehensive Income (Loss):			
Net income	$ 62,790	$ 66,123	$ 59,278
Total other comprehensive income (loss), net of tax	4,645	12,174	(14,361)
Total comprehensive income	67,435	78,297	44,917
Comprehensive (income) loss attributable to noncontrolling interests	608	428	(210)
Comprehensive income attributable to The GEO Group, Inc.	$ 68,043	$ 78,725	$ 44,707

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.
CONSOLIDATED BALANCE SHEETS
January 2, 2011 and January 3, 2010

	2010	2009
	(In thousands, except share data)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 39,664	$ 33,856
Restricted cash and investments (including VIEs(1) of $34,049 and $6,212, respectively)	41,150	13,313
Accounts receivable, less allowance for doubtful accounts of $1,308 and $429	275,484	200,756
Deferred income tax assets, net	32,126	17,020
Prepaid expenses and other current assets	36,710	14,689
Total current assets	425,134	279,634
Restricted Cash and Investments (including VIEs of $33,266 and $8,182, respectively)	49,492	20,755
Property and Equipment, Net (including VIEs of $167,209 and $28,282, respectively)	1,511,292	998,560
Assets Held for Sale	9,970	4,348
Direct Finance Lease Receivable	37,544	37,162
Deferred Income Tax Assets, Net	936	—
Goodwill	244,947	40,090
Intangible Assets, Net	87,813	17,579
Other Non-Current Assets	56,648	49,690
Total Assets	$ 2,423,776	$ 1,447,818
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 73,880	$ 51,856
Accrued payroll and related taxes	33,361	25,209
Accrued expenses	121,647	80,759
Current portion of capital lease obligations, long-term debt and non-recourse debt (including VIEs of $19,365 and $4,575, respectively)	41,574	19,624
Total current liabilities	270,462	177,448
Deferred Income Tax Liabilities	63,546	7,060
Other Non-Current Liabilities	46,862	33,142
Capital Lease Obligations	13,686	14,419
Long-Term Debt	798,336	453,860
Non-Recourse Debt (including VIEs of $132,078 and $31,596, respectively)	191,394	96,791
Commitments and Contingencies (Note 15)		
Shareholders' Equity		
Preferred stock, $0.01 par value, 30,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value, 90,000,000 shares authorized, 84,506,772 and 67,704,008 issued and 64,432,459 and 51,629,005 outstanding, respectively	845	516
Additional paid-in capital	718,489	351,550
Retained earnings	428,545	365,927
Accumulated other comprehensive income	10,071	5,496
Treasury stock 20,074,313 and 16,075,003 shares, at cost, at January 2, 2011 and January 3, 2010	(139,049)	(58,888)
Total shareholders' equity attributable to The GEO Group, Inc.	1,018,901	664,601
Noncontrolling interest	20,589	497
Total shareholders' equity	1,039,490	665,098
Total Liabilities and Shareholders' Equity	$ 2,423,776	$ 1,447,818

(1) Variable interest entities or "VIEs"

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal Years Ended January 2, 2011, January 3, 2010, and December 28, 2008

	2010	2009	2008
		(In thousands)	
Cash Flow from Operating Activities:			
Net income	$ 62,790	$ 66,123	$ 59,278
Net (income) loss attributable to noncontrolling interests	678	(169)	(376)
Net income attributable to The GEO Group, Inc.	63,468	65,954	58,902
Adjustments to reconcile net income attributable to The GEO Group, Inc. to net cash provided by operating activities:			
Restricted stock expense	3,261	3,509	3,015
Stock option plan expense	1,378	1,813	1,530
Depreciation and amortization expense	48,111	39,306	37,406
Amortization of debt issuance costs and discount	3,209	3,412	3,042
Deferred tax provision	17,941	10,010	2,656
Provision for doubtful accounts	815	139	602
Equity in earnings of affiliates, net of tax	(4,218)	(3,517)	(4,623)
Income tax benefit of equity compensation	(3,926)	(601)	(786)
(Gain) Loss on sale of property and equipment	(646)	119	157
Loss on extinguishment of debt	7,933	6,839	—
Changes in assets and liabilities, net of acquisition:			
Changes in accounts receivable, prepaid expenses and other assets	(14,350)	3,057	(29,897)
Changes in accounts payable, accrued expenses and other liabilities	3,226	(4,753)	2,478
Net cash provided by operating activities of continuing operations	126,202	125,287	74,482
Net cash (used in) provided by operating activities of discontinued operations	—	5,818	(3,013)
Net cash provided by operating activities	126,202	131,105	71,469
Cash Flow from Investing Activities:			
Acquisitions, cash consideration, net of cash acquired	(260,255)	(38,386)	—
Just Care purchase price adjustment	(41)	—	—
Proceeds from sale of property and equipment	528	179	1,136
Purchase of shares in consolidated affiliate	—	—	(2,189)
Change in restricted cash	(11,432)	2,713	452
Capital expenditures	(97,061)	(149,779)	(130,990)
Net cash used in investing activities	(368,261)	(185,273)	(131,591)
Cash Flow from Financing Activities:			
Cash dividends to noncontrolling interest	—	(176)	(125)
Proceeds from long-term debt	726,000	333,000	156,000
Payments on long-term debt	(397,445)	(267,474)	(100,156)
Income tax benefit of equity compensation	3,926	601	786
Debt issuance costs	(8,400)	(17,253)	(3,685)
Termination of interest rate swap agreements	—	1,719	—
Payments for purchase of treasury shares	(80,000)	—	—
Payments for retirement of common stock	(7,078)	—	—
Proceeds from the exercise of stock options	6,695	1,457	753
Net cash provided by financing activities	243,698	51,874	53,573
Effect of Exchange Rate Changes on Cash and Cash Equivalents	4,169	4,495	(6,199)
Net Increase (Decrease) in Cash and Cash Equivalents	5,808	2,201	(12,748)
Cash and Cash Equivalents, beginning of period	33,856	31,655	44,403
Cash and Cash Equivalents, end of period	$ 39,664	$ 33,856	$ 31,655
Supplemental Disclosures:			
Cash paid during the year for:			
Income taxes	$ 34,475	$ 34,185	$ 29,895
Interest	$ 36,310	$ 32,075	$ 34,486
Non-cash investing and financing activities:			
Fair value of assets acquired, net of cash acquired	$ 680,378	$ 44,239	$ —
Acquisition, equity consideration	$ 358,076	$ —	$ —
Total liabilities assumed	$ 246,071	$ 5,853	$ —
Capital expenditures in accounts payable and accrued expenses	$ 11,237	$ 10,418	$ 20,376

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Fiscal Years Ended January 2, 2011, January 3, 2010, and December 28, 2008

	GEO Group Inc. Shareholders								
	Common Stock				Accumulated Other Comprehensive Income (Loss)	Treasury Stock			
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings		Number of Shares	Amount	Noncontrolling Interest	Total Shareholders' Equity
					(In thousands)				
Balance, December 30, 2007	50,976	$ 510	$ 338,092	$ 241,071	$ 6,920	(16,075)	$ (58,888)	$ 1,642	$ 529,347
Proceeds from stock options exercised	171	1	752	—	—		—	—	753
Tax benefit related to equity compensation		—	786	—	—		—	—	786
Stock based compensation expense		—	1,530	—	—		—	—	1,530
Restricted stock granted	24	—	—	—	—		—	—	—
Restricted stock cancelled	(48)	—	—	—	—		—	—	—
Amortization of restricted stock		—	3,015	—	—		—	—	3,015
Purchase of subsidiary shares from noncontrolling interest		—	—	—	—		—	(626)	(626)
Dividends paid to noncontrolling interest on subsidiary common stock		—	—	—	—		—	(125)	(125)
Comprehensive income:									
Net income		—	—	58,902	—		—	376	
Other comprehensive loss (Note 3)		—	—	—	(14,195)		—	(166)	
Total comprehensive income		—	—	—	—		—	—	44,917
Balance, December 28, 2008	51,123	511	344,175	299,973	(7,275)	(16,075)	(58,888)	1,101	579,597
Proceeds from stock options exercised	372	3	1,454	—	—		—	—	1,457
Tax benefit related to equity compensation		—	601	—	—		—	—	601
Stock based compensation expense		—	1,813	—	—		—	—	1,813
Restricted stock granted	168	2	(2)	—	—		—	—	—
Restricted stock cancelled	(34)	—	—	—	—		—	—	—
Amortization of restricted stock		—	3,509	—	—		—	—	3,509
Dividends paid to noncontrolling interest on subsidiary common stock		—	—	—	—		—	(176)	(176)
Comprehensive income:									
Net income		—	—	65,954	—		—	169	
Other comprehensive income (Note 3)		—	—	—	12,771		—	(597)	
Total comprehensive income		—	—	—	—		—	—	78,297
Balance, January 3, 2010	51,629	516	351,550	365,927	5,496	(16,075)	(58,888)	497	665,098
Proceeds from stock options exercised	1,353	14	6,681	—	—		—	—	6,695
Tax benefit related to equity compensation		—	3,926	—	—		—	—	3,926
Stock based compensation expense		—	1,378	—	—		—	—	1,378
Restricted stock granted	40	—	—	—	—		—	—	—
Restricted stock cancelled	(41)	(1)	—	—	—		—	—	(1)
Amortization of restricted stock		—	3,261	—	—		—	—	3,261
Common stock issued in business combination (Note 2)	15,764	158	357,918	—	—		—	—	358,076
Noncontrolling interest acquired in business combination (Note 2)	—	—	—	—	—		—	20,700	20,700
Retirement of common stock	(314)	158	(6,225)	(850)	—		(161)	—	(7,078)
Purchase of treasury shares	(3,999)	—	—	—	—	(3,999)	(80,000)	—	(80,000)
Comprehensive income:									
Net income		—	—	63,468	—		—	(678)	
Other comprehensive income (Note 3)		—	—	—	4,575		—	70	
Total comprehensive income		—	—	—	—		—	—	67,435
Balance, January 2, 2011	64,432	$ 845	$ 718,489	$ 428,545	$ 10,071	(20,074)	$ (139,049)	$ 20,589	$ 1,039,490

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Fiscal Years Ended January 2, 2011, January 3, 2010, and December 28, 2008

1. Summary of Business Operations and Significant Accounting Policies

The GEO Group, Inc., a Florida corporation, and subsidiaries (the "Company", or "GEO") is a leading developer and provider of government-outsourced services specializing in the management of correctional, detention and mental health residential treatment services facilities in the United States, Australia, South Africa, the United Kingdom and Canada. On August 12, 2010, the Company acquired Cornell Companies Inc. ("Cornell"), pursuant to a definitive merger agreement (the "Merger"), and as of January 2, 2011, the Company's worldwide operations included the management and/or ownership of approximately 81,000 beds at 118 correctional, detention and residential treatment facilities including projects under development. The Company operates a broad range of correctional and detention facilities including maximum, medium and minimum security prisons, immigration detention centers, minimum security detention centers, community based services, youth services and mental health and residential treatment facilities. We also provide secure transportation services for offender and detainee populations as contracted.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The significant accounting policies of the Company are described below.

Fiscal Year

The Company's fiscal year ends on the Sunday closest to the calendar year end. Fiscal year 2010 included 52 weeks. Fiscal year 2009 included 53 weeks and fiscal year 2008 included 52 weeks. The Company reports the results of its South African equity affiliate, South African Custodial Services Pty. Limited, ("SACS"), its consolidated South African entity, South African Custodial Management Pty. Limited ("SACM") and the activities of its consolidated special purpose entity, Municipal Correctional Finance, L.P. ("MCF") on a calendar year end, due to the availability of information.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and the Company's activities relative to the financing of operating facilities (the Company's variable interest entities are discussed further in Note 1 and also in Notes 3 and 10). The equity method of accounting is used for investments in non-controlled affiliates in which the Company's ownership ranges from 20 to 50 percent, or in instances in which the Company is able to exercise significant influence but not control. The Company reports SACS under the equity method of accounting. Noncontrolling interests in consolidated entities represent equity that other investors have contributed to MCF and SACM. Non-controlling interests are adjusted for income and losses allocable to the other shareholders in these entities. All significant intercompany balances and transactions have been eliminated.

Reclassifications

The Company's noncontrolling interest in SACM has been reclassified from operating expenses to noncontrolling interest in the consolidated statements of income as this item has become more significant due to the presentation of the noncontrolling interest of MCF acquired from Cornell in the Merger. Also, as a result of the acquisition of Cornell, management's review of certain segment financial data was revised with regard to the Bronx Community Re-entry Center and the Brooklyn Community Re-entry Center. These facilities now report within the GEO Care segment and are no longer included with U.S. Detention & Corrections. The segment data has been revised for all periods presented. All prior year amounts have been conformed to the current year presentation.

Discontinued Operations

The termination of any of the Company's management contracts, by expiration or otherwise, may result in the classification of the operating results of such management contract, net of taxes, as a discontinued operation. The Company reflects such events as discontinued operations so long as the financial results can be clearly identified, the operations and cash flows are completely eliminated from ongoing operations, and so long as the Company does not have any significant continuing involvement in the operations of the component after the disposal or termination transaction. The component unit for which cash flows are considered to be completely eliminated exists at the customer level. Historically, the Company has classified operations as discontinued in the period they are announced as normally all continuing cash flows cease within three to six months of that date.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's significant estimates include reserves for self-insured retention related to general liability insurance, workers' compensation insurance, auto liability insurance, medical malpractice insurance, employer group health insurance, percentage of completion and estimated cost to complete for construction projects, estimated useful lives of property and equipment, stock based compensation and allowance for doubtful accounts. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While the Company believes that such estimates are reasonable when considered in conjunction with the consolidated financial statements taken as a whole, the actual amounts of such estimates, when known, will vary from these estimates. If actual results significantly differ from the Company's estimates, the Company's financial condition and results of operations could be materially impacted.

During the first quarter of 2010, the Company completed a depreciation study on its owned correctional facilities. In evaluating useful lives of these assets, the Company considered how long the assets will remain functionally efficient and effective, given competitive factors, economic environment, technological advancements and quality of construction. Based on the results of the depreciation study, the Company revised the estimated useful lives of certain buildings from its historical estimate of 40 years to a revised estimate of 50 years, effective January 4, 2010. The basis for the change in the useful life of the Company's owned correctional facilities is due to the expectation that these facilities are capable of being used for a longer period than previously anticipated based on quality of construction and effective building maintenance. The Company accounted for the change in the useful lives as a change in estimate which was accounted for prospectively beginning January 4, 2010 by depreciating the assets' carrying values over their revised remaining useful lives. For fiscal year 2010, the change resulted in a reduction in depreciation and amortization expense of $3.7 million, an increase to net income of $2.2 million and an increase in diluted earnings per share of $0.04.

Cash and Cash Equivalents

Cash and cash equivalents include all interest-bearing deposits or investments with original maturities of three months or less. The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located throughout the United States, Australia, South Africa, Canada and the United Kingdom.

Concentration of Credit Risk

The Company maintains deposits of cash in excess of federally insured limits with certain financial institutions and accordingly, the Company is subject to credit risk. Other than cash, financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable, a direct finance lease receivable, long-term debt and financial instruments used in hedging activities. The Company's cash management and investment policies restrict investments to low-risk, highly liquid securities, and the Company performs periodic evaluations of the credit standing of the financial institutions with which it deals.

Accounts Receivable

Accounts receivable consists primarily of trade accounts receivable due from federal, state, and local government agencies for operating and managing correctional facilities, providing youth and community based services, providing mental health and residential treatment services, providing construction and design services and providing inmate residential and prisoner transportation services. The Company generates receivables with its governmental clients and with other parties in the normal course of business as a result of billing and receiving payment. The Company regularly reviews outstanding receivables, and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established loss reserves, the Company makes judgments regarding its customers' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. The Company also performs ongoing credit evaluations of customers' financial condition and generally does not require collateral. Generally, the Company receives payment for these services thirty to sixty days in arrears. However, certain of the Company's accounts receivable, some of which relate to receivables purchased in connection with the Cornell acquisition, are paid by customers after the completion of their program year and therefore can be aged in excess of one year. The Company maintains reserves for potential credit losses, and such losses traditionally have been within its expectations. Actual write-offs are charged against the allowance when collection efforts have been unsuccessful. As of January 2, 2011, $3.8 million of the Company's trade receivables were considered to be long-term and are classified as Other Non-Current Assets in the accompanying Consolidated Balance Sheet.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets include assets that are expected to be realized within the next fiscal year. Included in the balance at January 2, 2011 is $17.3 million of federal and state income tax overpayments that will be applied against tax payments due in 2011.

Notes Receivable

The Company has notes receivable from its former joint venture partner in the United Kingdom related to a subordinated loan extended to the joint venture partner while an active member of the partnership. The balance outstanding as of January 2, 2011 and January 3, 2010 was $3.2 million and $3.5 million, respectively and is included in other non-current assets in the accompanying balance sheets. The notes bear interest at a rate of 13%, have semi-annual payments due June 15 and December 15 through June 2018.

Restricted Cash and Investments

The Company's restricted cash balances are attributable to: (i) amounts held in escrow or in trust in connection with the 1,904-bed South Texas Detention Complex in Frio County, Texas and the 1,575-bed Northwest Detention Center in Tacoma, Washington, (ii) certain cash restriction requirements at the Company's wholly owned Australian subsidiary related to the non-recourse debt and other guarantees, (iii) MCF's bond fund payment account, debt servicing reserve fund and escrow fund primarily used to segregate rental payments from Cornell to MCF for the purposes of servicing the non-recourse debt and making distributions to equity holders, and (iv) amounts restricted to fund the GEO Group Deferred Compensation Plan. The current portion of restricted cash represents the amount expected to be paid within the next twelve months for debt service and amounts that may be paid as distributions to the equity holders of MCF under the Agreement of Limited Partnership.

Direct Finance Leases

The Company accounts for the portion of its contracts with certain governmental agencies that represent capitalized lease payments on buildings and equipment as investments in direct finance leases. Accordingly, the minimum lease payments to be received over the term of the leases less unearned income are capitalized as the Company's investments in the leases. Unearned income is recognized as income over the term of the leases using the effective interest method.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 2 to 50 years. Equipment and furniture and fixtures are depreciated over 3 to 10 years. Accelerated methods of depreciation are generally used for income tax purposes. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. The Company performs ongoing evaluations of the estimated useful lives of the property and equipment for depreciation purposes. The estimated useful lives are determined and continually evaluated based on the period over which services are expected to be rendered by the asset. If the assessment indicates that assets will be used for a longer or shorter period than previously anticipated, the useful lives of the assets are revised, resulting in a change in estimate. Maintenance and repairs are expensed as incurred. Interest is capitalized in connection with the construction of correctional and detention facilities. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life.

The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. If a long-lived asset is part of a group that includes other assets, the unit of accounting for the long-lived asset is its group. Generally, the Company groups its assets by facility for the purposes of considering whether any impairment exists. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or asset group and its eventual disposition. When considering the future cash flows of a facility, the Company makes assumptions based on historical experience with its customers, terminal growth rates and weighted average cost of capital. While these estimates do not generally have a material impact on the impairment charges associated with managed-only facilities, the sensitivity increases significantly when considering the impairment on facilities that are either owned or leased by the Company. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur that might impair recovery of long-lived assets such as the termination of a management contract. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset.

Assets Held Under Capital Leases

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is recognized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the related lease and is included in depreciation expense.

Goodwill and Other Intangible Assets

The Company's goodwill is not amortized and is tested for impairment annually and whenever events or circumstances arise that indicate impairment may have occurred. Impairment testing is performed for all reporting units that contain goodwill. For the purposes of impairment testing, the Company determines the recoverability of goodwill by comparing the carrying value of the reporting unit, including goodwill, to the fair value of the reporting unit. The reporting unit is the same as the operating segment for U.S. Detention & Corrections and is at a level below the operating segment for GEO Care. The Company has identified its reporting units based on the criteria management uses to make key decisions about the business. If the fair value is determined to be less than the carrying value, the Company computes the impairment charge as the excess of the carrying value of the reporting unit goodwill over the implied fair value of the reporting unit goodwill. For the purposes of the goodwill impairment test, the Company determined fair value of the reporting unit using a discounted cash flow model. Growth rates for sales and profits are determined using inputs from the Company's long term planning process. The Company also makes estimates for discount rates and other factors based on market conditions, historical experience and other environmental factors. Changes in these forecasts could significantly impact the fair value of the reporting unit. During the year, management monitors the actual performance of the business relative to the fair value assumptions used during the annual impairment test. For the interim periods in the fiscal year ended January 2, 2011, the Company's management did not identify any triggering events that would require an update to the annual impairment test. As such, the Company performed its annual impairment test, on the measurement date of October 4, 2010 which is on the first day of the Company's fourth fiscal quarter and did not identify any impairment in the carrying value of its goodwill. The estimated fair value of the reporting units significantly exceeded the carrying value of the reporting units. A 10% decrease in the fair value of any of our reporting units as of October 4, 2010 would have had no impact on the carrying value of our goodwill. There were no impairment charges recorded in the fiscal year ended January 3, 2010. In the fiscal year ended December 28, 2008, the Company wrote off goodwill of $2.3 million associated with the termination of its transportation services business in the United Kingdom. There were no changes since the prior year to the methodology the Company applies to determine the fair value of the reporting units used in its goodwill test.

The Company has goodwill and other intangible assets as a result of business combinations and also in connection with the purchase of additional shares in the Company's consolidated South African joint venture. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible assets and other intangible assets acquired. Other acquired intangible assets are recognized separately if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the Company's intent to do so. The Company's other intangible assets have finite lives and include facility management contracts and non-compete agreements. The facility management contracts represent customer relationships in the form of management contracts acquired at the time of each business combination and the non-compete agreements represent the estimated value of contractually restricting certain employees from competing with the Company. The Company currently amortizes its acquired intangible assets with finite lives over periods ranging from one to seventeen years considering the period and the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up; or, if that pattern cannot be reliably determined, using a straight-line amortization method over a period that may be shorter than the ultimate life of such intangible asset. There is no residual value associated with the Company's finite-lived intangible assets. The Company records the costs associated with renewal and extension of facility management contracts as expenses in the period they are incurred.

Debt Issuance Costs

Debt issuance costs totaling $14.8 million and $17.9 million at January 2, 2011 and January 3, 2010, respectively, are included in other non-current assets in the consolidated balance sheets and are amortized to interest expense using the effective interest method, over the term of the related debt.

Variable Interest Entities

The Company evaluates its joint ventures and other entities in which it has a variable interest (a "VIE"), generally in the form of investments, loans, guarantees, or equity in order to determine if it has a controlling financial interest and is required to consolidate the entity as a result. The reporting entity with a variable interest that provides the entity with a controlling financial interest in the VIE will have both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company does not consolidate its 50% owned South African joint venture in SACS, a VIE. SACS joint venture investors are GEO and Kensani Holdings, Pty. Ltd; each partner owns a 50% share. The Company has determined it is not the primary beneficiary of SACS since it does not have the power to direct the activities of SACS that most significantly impact its performance. As such, this entity is accounted for as an equity affiliate. SACS was established in 2001 and was subsequently awarded a 25-year contract to design, finance and build the Kutama Sinthumule Correctional Centre in Louis Trichardt, South Africa. To fund the construction of the prison, SACS obtained long-term financing from its equity partners and lenders, the repayment of which is fully guaranteed by the South African government, except in the event of default, in which case the government guarantee is reduced to 80%. The Company's maximum exposure for loss under this contract is limited to its investment in joint venture of $27.6 million at January 2, 2011 and its guarantees related to SACS discussed in Note 14.

The Company consolidates South Texas Local Development Corporation ("STLDC"), a VIE. STLDC was created to finance construction for the development of a 1,904-bed facility in Frio County, Texas. STLDC, the owner of the complex, issued $49.5 million in taxable revenue bonds and has an operating agreement with the Company, which provides the Company with the sole and exclusive right to operate and manage the detention center. The operating agreement and bond indenture require the revenue from the contract be used to fund the periodic debt service requirements as they become due. The net revenues, if any, after various expenses such as trustee fees, property taxes and insurance premiums are distributed to the Company to cover operating expenses and management fees. The Company is responsible for the entire operations of the facility including the payment of all operating expenses whether or not there are sufficient revenues. The bonds have a ten-year term and are non-recourse to the Company. At the end of the ten-year term of the bonds, title and ownership of the facility transfers from STLDC to the Company. See Note 14.

As a result of the acquisition of Cornell in August 2010, the Company assumed the variable interest in MCF of which it is the primary beneficiary and consolidates the entity as a result. MCF was created in August 2001 as a special limited partnership for the purpose of acquiring, owning, leasing and operating low to medium security adult and juvenile correction and treatment facilities. At its inception, MCF purchased assets representing eleven facilities from Cornell and leased those assets back to Cornell under a Master Lease Agreement (the "Lease"). These assets were purchased from Cornell using proceeds from the 8.47% Taxable Revenue Bonds, Series 2001 ("8.47% Revenue Bonds") due 2016, which are limited non-recourse obligations of MCF and collateralized by the bond reserves, assignment of subleases and substantially all assets related to the eleven facilities. Under the terms of the Lease with Cornell, assumed by the Company, the Company will lease the assets for the remainder of the 20-year base term, which ends in 2021, and has options at its sole discretion to renew the Lease for up to approximately 25 additional years. MCF's sole source of revenue is from the Company and as such the Company has the power to direct the activities of the VIE that most significantly impact its performance. The Company's risk is generally limited to the rental obligations under the operating leases. This entity is included in the accompanying consolidated financial statements and all intercompany transactions are eliminated in consolidation.

Noncontrolling Interests

Noncontrolling interests in consolidated entities represent equity that other investors have contributed to MCF and the noncontrolling interest in SACM. Noncontrolling interests are adjusted for income and losses allocable to the other shareholders in these entities.

Upon acquisition of Cornell, the Company assumed MCF as a variable interest entity and allocated a portion of the purchase price to the noncontrolling interest based on the estimated fair value of MCF as of August 12, 2010. The noncontrolling interest in MCF represents 100% of the equity in MCF which was contributed by its partners at inception in 2001. The Company includes the results of operations and financial position of MCF, its variable interest entity, in its consolidated financial statements. MCF owns eleven facilities which it leases to the Company.

The Company includes the results of operations and financial position of South African Custodial Management Pty. Limited ("SACM" or the "joint venture"), its majority-owned subsidiary, in its consolidated financial statements. SACM was established in 2001 to operate correctional centers in South Africa. The joint venture currently provides security and other management services for the Kutama Sinthumule Correctional Centre in the Republic of South Africa under a 25-year management contract which commenced in February 2002. The Company's and the second joint venture partner's shares in the profits of the joint venture are 88.75% and 11.25%, respectively. There were no changes in the Company's ownership percentage of the consolidated subsidiary during the fiscal year ended January 2, 2011.

Fair Value Measurements

The Company carries certain of its assets and liabilities at fair value, measured on a recurring basis, in the accompanying consolidated balance sheets. The Company also has certain assets and liabilities which are not carried at fair value in its accompanying balance sheets and discloses the fair value measurements for those assets and liabilities in Note 11 and Note 12. The Company establishes fair value of its assets and liabilities using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels which distinguish between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The level in the fair value hierarchy within which the respective fair value measurement falls is determined based on the lowest level input that is significant to the measurement in its entirety. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities, Level 2 inputs are other than quotable market prices included in Level 1 that are observable for the asset or liability either directly or indirectly through corroboration with observable market data. Level 3 inputs are unobservable inputs for the assets or liabilities that reflect management's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Revenue Recognition

Facility management revenues are recognized as services are provided under facility management contracts with approved government appropriations based on a net rate per day per inmate or on a fixed monthly rate. A limited number of the Company's contracts have provisions upon which a small portion of the revenue for the contract is based on the performance of certain targets. Revenue based on the performance of certain targets is less than 2% of the Company's consolidated annual revenues. These performance targets are based on specific criteria to be met over specific periods of time. Such criteria includes the Company's ability to achieve certain contractual benchmarks relative to the quality of service it provides, non-occurrence of certain disruptive events, effectiveness of its quality control programs and its responsiveness to customer requirements and concerns. For the limited number of contracts where revenue is based on the performance of certain targets, revenue is either (i) recorded pro rata when revenue is fixed and determinable or (ii) recorded when the specified time period lapses. In many instances, the Company is a party to more than one contract with a single entity. In these instances, each contract is accounted for separately. The Company has not recorded any revenue that is at risk due to future performance contingencies.

Construction revenues are recognized from the Company's contracts with certain customers to perform construction and design services ("project development services") for various facilities. In these instances, the Company acts as the primary developer and subcontracts with bonded National and/or Regional Design Build Contractors. These construction revenues are recognized as earned on a percentage of completion basis measured by the percentage of costs incurred to date as compared to the estimated total cost for each contract. Provisions for estimated losses on uncompleted contracts and changes to cost estimates are made in the period in which the Company determines that such losses and changes are probable. Typically, the Company enters into fixed price contracts and does not perform additional work unless approved change orders are in place. Costs attributable to unapproved change orders are expensed in the period in which the costs are incurred if the Company believes that it is not probable that the costs will be recovered through a change in the contract price. If the Company believes that it is probable that the costs will be recovered through a change in the contract price, costs related to unapproved change orders are expensed in the period in which they are incurred, and contract revenue is recognized to the extent of the costs incurred. Revenue in excess of the costs attributable to unapproved change orders is not recognized until the change order is approved. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to estimated costs and income, and are recognized in the period in which the revisions are determined. As the primary contractor, the Company is exposed to the various risks associated with construction, including the risk of cost overruns. Accordingly, the Company records its construction revenue on a gross basis and includes the related cost of construction activities in Operating Expenses.

When evaluating multiple element arrangements for certain contracts where the Company provides project development services to its clients in addition to standard management services, the Company follows revenue recognition guidance for multiple element arrangements. This revenue recognition guidance related to multiple deliverables in an arrangement provides guidance on determining if separate contracts should be evaluated as a single arrangement and if an arrangement involves a single unit of accounting or separate units of accounting and if the arrangement is determined to have separate units, how to allocate amounts received in the arrangement for revenue recognition purposes. In instances where the Company provides these project development services and subsequent management services, generally, the arrangement results in no delivered elements at the onset of the agreement. The elements are delivered over the contract period as the project development and management services are performed. Project development services are not provided separately to a customer without a management contract. The Company can determine the fair value of the undelivered management services contract and therefore, the value of the project development deliverable, is determined using the residual method.

Lease Revenue

Prior to the acquisition of Cornell in August 2010, the Company leased two of its owned facilities to the third parties, one of which was Cornell. There is now only one owned facility that the Company leases to an unrelated third party. The lease has a term of ten years and expires in January 2018 with an option to extend for up to three additional five-year terms. The carrying value of this leased facility as of January 2, 2011 and January 3, 2010 was $36.1 million and $36.9 million, respectively, net of accumulated depreciation of $3.2 million and $2.3 million, respectively. Rental income received on this lease for the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008 was $4.5 million, $4.5 million and $4.4 million, respectively. Future minimum rentals on this lease are as follows:

Fiscal Year	Annual Rental (In thousands)
2011	$ 4,477
2012	4,489
2013	4,623
2014	4,762
2015	4,905
Thereafter	10,690
	$ 33,946

Income Taxes

Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Significant judgments are required to determine the consolidated provision for income taxes. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. Realization of the Company's deferred tax assets is dependent upon many factors such as tax regulations applicable to the jurisdictions in which the Company operates, estimates of future taxable income and the character of such taxable income. Additionally, the Company must use significant judgment in addressing uncertainties in the application of complex tax laws and regulations. If actual circumstances differ from the Company's assumptions, adjustments to the carrying value of deferred tax assets or liabilities may be required, which may result in an adverse impact on the results of its operations and its effective tax rate. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria. The Company has not made any significant changes to the way it accounts for its deferred tax assets and liabilities in any year presented in the consolidated financial statements. Based on its estimate of future earnings and its favorable earnings history, the Company currently expects full realization of the deferred tax assets net of any recorded valuation allowances. Furthermore, tax positions taken by the Company may not be fully sustained upon examination by the taxing authorities. In determining the adequacy of our provision (benefit) for income taxes, potential settlement outcomes resulting from income tax examinations are regularly assessed. As such, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty.

Reserves for Insurance Losses

The nature of the Company's business exposes it to various types of third-party legal claims, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by prisoners or detainees, medical malpractice claims, product liability claims, intellectual property infringement claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with our facilities, programs, electronic monitoring products, personnel or prisoners, including damages arising from a prisoner's escape or from a disturbance or riot at a facility. In addition, the Company's management contracts generally require it to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. The Company maintains a broad program of insurance coverage for these general types of claims, except for claims relating to employment matters, for which the Company carries no insurance. There can be no assurance that the Company's insurance coverage will be adequate to cover all claims to which it may be exposed. It is the Company's general practice to bring merged or acquired companies into its corporate master policies in order to take advantage of certain economies of scale.

The Company currently maintains a general liability policy and excess liability policy for U.S. Detention & Corrections, GEO Care's Community-Based Services, GEO Care's Youth Services and BI, Inc. with limits of $62.0 million per occurrence and in the aggregate. A separate $35.0 million limit applies to medical professional liability claims arising out of correctional healthcare services. The Company's wholly owned subsidiary, GEO Care, Inc., has a separate insurance program for its residential services division, with a specific loss limit of $35.0 million per occurrence and in the aggregate with respect to general liability and medical professional liability. The Company is uninsured for any claims in excess of these limits. The Company also maintains insurance to cover property and other casualty risks including, workers' compensation, environmental liability and automobile liability.

For most casualty insurance policies, the Company carries substantial deductibles or self-insured retentions — $3.0 million per occurrence for general liability and hospital professional liability, $2.0 million per occurrence for workers' compensation and $1.0 million per occurrence for automobile liability. In addition, certain of the Company's facilities located in Florida and other high-risk hurricane areas carry substantial windstorm deductibles. Since hurricanes are considered unpredictable future events, no reserves have been established to pre-fund for potential windstorm damage. Limited commercial availability of certain types of insurance relating to windstorm exposure in coastal areas and earthquake exposure mainly in California may prevent the Company from insuring some of its facilities to full replacement value.

With respect to operations in South Africa, the United Kingdom and Australia, the Company utilizes a combination of locally-procured insurance and global policies to meet contractual insurance requirements and protect the Company. The Company's Australian subsidiary is required to carry tail insurance on a general liability policy providing an extended reporting period through 2011 related to a discontinued contract.

Of the reserves discussed above, the Company's most significant insurance reserves relate to workers' compensation and general liability claims. These reserves are undiscounted and were $40.2 million and $27.2 million as of January 2, 2011 and January 3, 2010, respectively. The Company uses statistical and actuarial methods to estimate amounts for claims that have been reported but not paid and claims incurred but not reported. In applying these methods and assessing their results, the Company considers such factors as historical frequency and severity of claims at each of its facilities, claim development, payment patterns and changes in the nature of its business, among other factors. Such factors are analyzed for each of the Company's business segments. The Company estimates may be impacted by such factors as increases in the market price for medical services and unpredictability of the size of jury awards. The Company also may experience variability between its estimates and the actual settlement due to limitations inherent in the estimation process, including its ability to estimate costs of processing and settling claims in a timely manner as well as its ability to accurately estimate the Company's exposure at the onset of a claim. Because the Company has high deductible insurance policies, the amount of its insurance expense is dependent on its ability to control its claims experience. If actual losses related to insurance claims significantly differ from the Company's estimates, its financial condition, results of operations and cash flows could be materially adversely impacted.

Comprehensive Income

The Company's total comprehensive income is comprised of net income attributable to The GEO Group, Inc., net income attributable to noncontrolling interests, foreign currency translation adjustments, net unrealized loss on derivative instruments, and pension liability adjustments in the Consolidated Statements of Shareholders' Equity and Comprehensive Income.

Foreign Currency Translation

The Company's foreign operations use their local currencies as their functional currencies. Assets and liabilities of the operations are translated at the exchange rates in effect on the balance sheet date and shareholders' equity is translated at historical rates. Income statement items are translated at the average exchange rates for the year. The positive (negative) impact of foreign currency fluctuation is included in shareholders' equity as a component of accumulated other comprehensive income, net of income tax, and totaled $5.1 million, $10.7 million and ($10.7) million for the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008, respectively.

Derivatives

The Company's primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in interest rates. The Company measures its derivative financial instruments at fair value and records derivatives as either assets or liabilities on the balance sheet. For derivatives that are designed as and qualify as effective cash flow hedges, the portion of gain or loss on the derivative instrument effective at offsetting changes in the hedged item is reported as a component of accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. For derivative instruments that are designated as and qualify as effective fair value hedges, the gain or loss on the derivative instruments as well as the offsetting gain or loss on the hedged items attributable to the hedged risk is recognized in current earnings as interest income (expense) during the period of the change in fair values.

The Company formally documents all relationships between hedging instruments and hedge items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes attributing all derivatives that are designated as cash flow hedges to floating rate liabilities and attributing all derivatives that are designated as fair value hedges to fixed rate liabilities. The Company also assesses whether each derivative is highly effective in offsetting changes in the cash flows of the hedged item. Fluctuations in the value of the derivative instruments are generally offset by changes in the hedged item; however, if it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting prospectively for the affected derivative.

Stock-Based Compensation Expense

The Company recognizes the cost of stock based compensation awards based upon the grant date fair value of those awards. The Company uses a Black-Scholes option valuation model to estimate the fair value of each option awarded. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized.

The fair value of stock-based awards was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for fiscal years ending 2010, 2009 and 2008, respectively:

	2010	2009	2008
Risk free interest rates	0.16%	2.00%	2.87%
Expected term	3 months	4-5years	4-5years
Expected volatility	43%	41%	41%
Expected dividend	—	—	—

The options granted in 2010 were the replacement options granted to former Cornell employees. Expected volatilities are based on the historical and implied volatility of the Company's common stock. The Company uses historical data to estimate award exercises and employee terminations within the valuation model. The expected term of the awards represents the period of time that awards granted are expected to be outstanding and is based on historical data and expected holding periods. For awards granted as replacement stock options in 2010, the risk-free rate is based on the rate for three-month U.S. Treasury Bonds, which is consistent with the expected term of the award. For awards granted in 2009 and 2008, the risk-free rate is based on the rate for five year U.S. Treasury Bonds, which is consistent with the expected term of the awards.

Treasury Stock

We account for repurchases of our common stock, if any, using the cost method with common stock in treasury classified in our consolidated balance sheets as a reduction of shareholders' equity.

On February 22, 2010, the Company announced that its Board of Directors approved a stock repurchase program for up to $80.0 million of the Company's common stock which was effective through March 31, 2011. During the fiscal year ended January 2, 2011, the Company completed repurchases of shares of its common stock under the share repurchase program. The stock repurchase program was implemented through purchases made from time to time in the open market or in privately negotiated transactions, in accordance with applicable Securities and Exchange Commission requirements. The program also included repurchases from time to time from executive officers or directors of vested restricted stock and/or vested stock options. The stock repurchase program did not obligate the Company to purchase any specific amount of its common stock and could be extended or suspended at any time at the Company's discretion. During the fiscal year ended January 2, 2011, the Company completed the program and purchased 4.0 million shares of its common stock, at an aggregate cost of $80.0 million, using cash on hand and cash flow from operating activities. Included in the shares repurchased for the fiscal year ended January 2, 2011 were 1.1 million shares repurchased from executive officers at an aggregate cost of $22.3 million.

Earnings Per Share

Basic earnings per share is computed by dividing income from continuing operations by the weighted-average number of common shares outstanding. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator includes dilutive common share equivalents such as share options and restricted shares.

Recent Accounting Pronouncements

The Company implemented the following accounting standards in the fiscal year ended January 2, 2011:

In December 2009, the FASB issued ASU No. 2009-17, previously known as FAS No. 167, "Amendments to FASB Interpretation No. FIN 46(R)" (SFAS No. 167). ASU No. 2009-17 amends the manner in which entities evaluate whether consolidation is required for VIEs. The consolidation requirements under the revised guidance require a company to consolidate a VIE if the entity has all three of the following characteristics (i) the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity's economic performance, (ii) the obligation to absorb the expected losses of the legal entity, and (iii) the right to receive the expected residual returns of the legal entity. Further, this guidance requires that companies continually evaluate VIEs for consolidation, rather than assessing based upon the occurrence of triggering events. As a result of adoption, which was effective for the Company's interim and annual periods beginning after November 15, 2009, companies are required to enhance disclosures about how their involvement with a VIE affects the financial statements and exposure to risks. The implementation of this standard did not have a material impact on the Company's financial position, results of operations and cash flows.

In January 2010, the FASB issued ASU No. 2010-2 which addresses implementation issues related to changes in ownership provisions of consolidated subsidiaries, investees and joint ventures. The amendment clarifies that the scope of the decrease in ownership provisions outlined in the current consolidation guidance apply to (i) a subsidiary or group of assets that is a business or nonprofit activity, (ii) a subsidiary that is a business or nonprofit activity and is transferred to an equity method investee or joint venture and (iii) to an exchange of a group of assets that constitute a business or nonprofit activity for a noncontrolling interest in an entity. The amendment also makes certain other clarifications and expands disclosures about the deconsolidation of a subsidiary or derecognition of a group of assets within the scope of the current consolidation guidance. These amendments became effective for the Company's interim and annual reporting periods beginning after December 15, 2009. The implementation of this standard did not have a material impact on the Company's financial position, results of operations and cash flows.

In January 2010, the FASB issued ASU No. 2010-6 which requires additional disclosures relative to transfers of assets and liabilities between Levels 1 and 2 of the fair value hierarchy. Additionally, the amendment requires companies to present activity in the reconciliation for Level 3 fair value measurements on a gross basis rather than on a net basis. This update also provides clarification to existing disclosures relative to the level of disaggregation and disclosure of inputs and valuation techniques for fair value measurements that fall into either Level 2 or Level 3. This amendment became effective for the Company's interim and annual reporting period after December 15, 2009, except for disclosures related to activity in Level 3 fair value measurements which are effective for the Company's first reporting period beginning after December 15, 2010. The implementation of this standard, relative to Levels 1 and 2 of the fair value hierarchy, did not have a material impact on the Company's financial position, results of operations and cash flows. The Company does not expect the adoption of the standard relative to Level 3 investments to have a material impact on the Company's financial position, results of operations and cash flows.

In July 2010, the FASB issued ASU No. 2010-20 which affects all entities with financing receivables, excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost or fair value. The objective of the amendments in this update is for an entity to provide disclosures that facilitate financial statement users' evaluation of the following: (i) the nature of credit risk inherent in the entity's portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses, (iii) the changes and reasons for those changes in the allowance for credit losses. These disclosures are effective for the Company for interim and annual reporting periods ending on or after December 15, 2010. The implementation of this standard did not have a material adverse impact on the Company's financial position, results of operation and cash flows.

The following accounting standards will be adopted in future periods:

In October 2009, the FASB issued ASU No. 2009-13 which provides amendments to revenue recognition criteria for separating consideration in multiple element arrangements. As a result of these amendments, multiple deliverable arrangements will be separated more frequently than under existing GAAP. The amendments, among other things, establish the selling price of a deliverable, replace the term fair value with selling price and eliminate the residual method so that consideration would be allocated to the deliverables using the relative selling price method. This amendment also significantly expands the disclosure requirements for multiple element arrangements. This guidance will become effective for the Company prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company does not believe that the implementation of this standard will have a material adverse impact on its financial position, results of operation and cash flows.

In December 2010, the FASB issued ASU No. 2010-28 related to goodwill and intangible assets. Under current guidance, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed, an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). The objective of ASU No 2010-28 is to address circumstances in which entities have reporting units with zero or negative carrying amounts. The amendments in this guidance modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists after considering certain qualitative characteristics, as described in this guidance. This guidance will become effective for the Company in fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company currently does not have any reporting units with a zero or negative carrying value and does not expect that the impact of this accounting standard will have a material impact on the Company's financial position, results of operations and/or cash flows.

Also, in December 2010, the FASB issued ASU No. 2010-29 related to financial statement disclosures for business combinations entered into after the beginning of the first annual reporting period beginning on or after December 15, 2010. The amendments in this guidance specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. These amendments also expand the supplemental pro forma disclosures under current guidance for business combinations to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company does not expect that the impact of this accounting standard will have a material impact on the Company's financial position, results of operations and/or cash flows.

2. Business Combinations

Acquisition of Cornell Companies, Inc.

On August 12, 2010, the Company completed its acquisition of Cornell pursuant to a definitive merger agreement entered into on April 18, 2010, and amended on July 22, 2010, between the Company, GEO Acquisition III, Inc., and Cornell. Under the terms of the merger agreement, the Company acquired 100% of the outstanding common stock of Cornell for aggregate consideration of $618.3 million, excluding cash acquired of $12.9 million and including: (i) cash payments for Cornell's outstanding common stock of $84.9 million, (ii) payments made on behalf of Cornell related to Cornell's transaction costs accrued prior to the acquisition of $6.4 million, (iii) cash payments for the settlement of certain of Cornell's debt plus accrued interest of $181.9 million using proceeds from GEO's senior credit facility, (iv) common stock consideration of $357.8 million, and (v) the fair value of stock option replacement awards of $0.2 million. The value of the equity consideration was based on the closing price of the Company's common stock on August 12, 2010 of $22.70.

Purchase price allocation

GEO is identified as the acquiring company for US GAAP accounting purposes. Under the purchase method of accounting, the aggregate purchase price is allocated to Cornell's net tangible and intangible assets based on their estimated fair values as of August 12, 2010, the date of closing and the date that GEO obtained control over Cornell. In order to determine the fair values of a significant portion of the assets acquired and liabilities assumed, the Company engaged third party independent valuation specialists. The preliminary work performed by the third party independent valuation specialists has been considered in management's estimates of certain of the fair values reflected in the purchase price allocation below. For any other assets acquired and liabilities assumed for which the Company is not considering the work of third party independent valuation specialists, the fair value determined by the Company's management represents the price management believes would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For long term assets, liabilities and the noncontrolling interest in MCF for which there was no active market price available for valuation, the Company used Level 3 inputs to estimate the fair market value.

The allocation of the purchase price for this transaction at August 12, 2010 has not been finalized. The primary areas of the preliminary purchase price allocations that are not yet finalized relate to the fair values of certain tangible assets and liabilities acquired, the valuation of certain intangible assets acquired and income taxes. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition. The purchase price of $618.3 million has been preliminarily allocated to the estimated fair values of the assets acquired and liabilities assumed as of August 12, 2010 as follows (in '000's):

	Preliminary Purchase Price Allocation
Accounts receivable	$ 55,142
Prepaid and other current assets	13,314
Deferred income tax assets	21,273
Restricted assets	44,096
Property and equipment	462,771
Intangible assets	75,800
Out of market lease assets	472
Other long-term assets	7,510
Total assets acquired	$ 680,378
Accounts payable and accrued expenses	(56,918)
Fair value of non-recourse debt	(120,943)
Out of market lease liabilities	(24,071)
Deferred income tax liabilities	(42,771)
Other long-term liabilities	(1,368)
Total liabilities assumed	(246,071)
Total identifiable net assets	434,307
Goodwill	204,724
Fair value of Cornell's net assets	639,031
Noncontrolling interest	(20,700)
Total consideration for Cornell, net of cash acquired	$ 618,331

As shown above, the Company recorded $204.7 million of goodwill related to the purchase of Cornell. The strategic benefits of the Merger include the combined Company's increased scale and the diversification of service offerings. These factors contributed to the goodwill that was recorded upon consummation of the transaction. Of the goodwill recorded in relation to the Merger, only $1.5 million of goodwill resulting from a previous Cornell acquisition is deductible for federal income tax purposes; the remainder of goodwill is not deductible. Included in net assets acquired is gross contractual accounts receivable of approximately $62.8 million, of which approximately $7.7 million is expected to be uncollectible. Identifiable intangible assets purchased in the acquisition and their weighted average amortization periods in total and by major intangible asset class, as applicable, are included in the table below (in thousands):

	Weighted Average Amortization Period	Fair Value as of August 12, 2010
Goodwill	n/a	$ 204,724
Identifiable intangible assets		
Facility Management contracts	12.5 years	$ 70,100
Covenants not to compete	1.8 years	5,700
Total identifiable intangible assets	11.7 years	$ 75,800

As of January 2, 2011 the weighted average period before the next contract renewal or extension for acquired Cornell contracts was approximately one year. Although the contracts have renewal and extension terms in the near future, Cornell has historically maintained these relationships beyond the contractual periods.

The following table sets forth amortization expense for each of the five succeeding years and thereafter related to the finite-lived intangible assets acquired during the fiscal year ended January 2, 2011:

Fiscal Year	U.S. Detention & Corrections	GEO Care	Total
2011	$ 4,448	$ 4,137	$ 8,585
2012	3,680	3,385	7,065
2013	2,950	2,669	5,619
2014	2,950	2,669	5,619
2015	2,950	2,669	5,619
Thereafter	19,517	20,328	39,845
Net carrying value as of January 2, 2011	$ 36,495	$ 35,857	$ 72,352

Pro forma financial information

The results of operations of Cornell are included in the Company's results of operations from August 12, 2010. The following unaudited pro forma information combines the consolidated results of operations of the Company and Cornell as if the acquisition had occurred at the beginning of fiscal year 2009. The pro forma financial information below has been calculated after adjusting primarily for the following: (i) depreciation and amortization expense that would have been charged assuming the fair value adjustments to property and equipment and intangible assets had been applied at the beginning of fiscal year 2009; (ii) the impact of the Company's $750.0 million Senior Credit Facility which closed on August 4, 2010; (iii) the elimination of $15.7 million in acquisition related expenses recognized in the fiscal year ended January 2, 2011; and (iv) the related tax effects at the estimated statutory income tax rate. The pro forma amounts are included for comparative purposes and may not necessarily reflect the results of operations that would have resulted had the acquisition been completed at a date other than as specified and may not be indicative of the results that will be attained in the future. For the purposes of the table and disclosure below, earnings is the same as net income attributable to the GEO Group Inc., shareholders (in '000's):

	Fiscal Year Ended	
	January 2, 2011	January 3, 2010
Pro forma revenues	$ 1,517.6	$ 1,551.8
Pro forma net income attributable to the GEO Group Inc., shareholders	$ 90.5	$ 92.8

The Company has included revenue and earnings of $151.1 million and $9.8 million, respectively, in its consolidated statement of income for fiscal year ended January 2, 2011 for Cornell activity since August 12, 2010, the date of acquisition.

Acquisition of BII Holding

On December 21, 2010, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with BII Holding, GEO Acquisition IV, Inc., a Delaware corporation and wholly-owned subsidiary of GEO ("Merger Sub"), BII Investors IF LP, in its capacity as the stockholders' representative, and AEA Investors 2006 Fund L.P. ("AEA"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into BII Holding (the "Merger"), with BII Holding ("BI") continuing as the surviving corporation and a wholly-owned subsidiary of GEO. Pursuant to the Merger Agreement, the Company paid merger consideration of $415.0 million in cash, subject to certain adjustments, including an adjustment for working capital. All indebtedness of BI under its senior term loan and senior subordinated note purchase agreement was repaid by BI with a portion of the $415.0 million of merger consideration. Refer to Note 21.

3. Shareholders' Equity

Common Stock

Each holder of the Company's common stock is entitled to one vote per share on all matters to be voted upon by the Company's shareholders. Upon any liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities, subject to the liquidation preference of shares of preferred stock, if any, then outstanding. The Company did not pay any cash dividends on its common stock for fiscal years 2010, 2009 or 2008. Future dividends, if any, will depend, on the Company's future earnings, its capital requirements, its financial condition and on such other factors as the Board of Directors may take into consideration.

Preferred Stock

In April 1994, the Company's Board of Directors authorized 30 million shares of "blank check" preferred stock. The Board of Directors is authorized to determine the rights and privileges of any future issuance of preferred stock such as voting and dividend rights, liquidation privileges, redemption rights and conversion privileges.

Rights Agreement

On October 9, 2003, the Company entered into a rights agreement with EquiServe Trust Company, N.A., as rights agent. Under the terms of the rights agreement, each share of the Company's common stock carries with it one preferred share purchase right. If the rights become exercisable pursuant to the rights agreement, each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at a fixed price, subject to adjustment. Until a right is exercised, the holder of the right has no right to vote or receive dividends or any other rights as a shareholder as a result of holding the right. The rights trade automatically with shares of our common stock, and may only be exercised in connection with certain attempts to acquire the Company. The rights are designed to protect the interests of the Company and its shareholders against coercive acquisition tactics and encourage potential acquirers to negotiate with our Board of Directors before attempting an acquisition. The rights may, but are not intended to, deter acquisition proposals that may be in the interests of the Company's shareholders.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) represents the change in shareholders' equity from transactions and other events and circumstances arising from non-shareholder sources. The Company's comprehensive income (loss) includes net income, effect of foreign currency translation adjustments that arise from consolidating foreign operations that do not impact cash flows, projected benefit obligation recognized in other comprehensive income and the change in net unrealized gains or losses on derivative instruments. The components of accumulated other comprehensive income (loss) are as follows:

	Foreign Currency Translation, Net	Projected Beneftt Obligation Recognized in Other Comprehensive Income (Loss)	Gains and Losses on Derivative Instruments	Accumulated Other Comprehensive Income (Loss)
Balance December 30, 2007	$ 4,930	$ (1,621)	$ 3,611	$ 6,920
Change in foreign currency translation, net of tax benefit of $413	(10,742)	—	—	(10,742)
Pension liabiltiy adjustment, net of tax expense of $17	—	27	—	27
Unrealized loss on derivative instruments, net of tax benefit of $2,113	—	—	(3,480)	(3,480)
Balance December 28, 2008	(5,812)	(1,594)	131	(7,275)
Change in foreign currency translation, net of tax expense of $1,129	10,658	—	—	10,658
Pension liabiltiy adjustment, net of tax expense of $636	—	942	—	942
Unrealized gain on derivative instruments, net of income tax benefit of $645	—	—	1,171	1,171
Balance January 3, 2010	4,846	(652)	1,302	5,496
Change in foreign currency translation, net of tax expense of $1,313	5,084	—	—	5,084
Pension liabilty adjustment, net of tax benefit of $232	—	(383)	—	(383)
Unrealized gain on derivative instruments, net of income tax benefit of $69	—	—	(126)	(126)
Balance January 2, 2011	$ 9,930	$ (1,035)	$ 1,176	$ 10,071

Stock repurchases

On February 22, 2010, the Company announced that its Board of Directors approved a stock repurchase program for up to $80.0 million of the Company's common stock which was effective through March 31, 2011. The stock repurchase program was implemented through purchases made from time to time in the open market or in privately negotiated transactions, in accordance with applicable Securities and Exchange Commission requirements. The program also included repurchases from time to time from executive officers or directors of vested restricted stock and/or vested stock options. The stock repurchase program did not obligate the

Company to purchase any specific amount of its common stock and could be suspended or extended at any time at the Company's discretion. During the fiscal year ended January 2 2011, the Company completed the program and purchased 4.0 million shares of its common stock at a cost of $80.0 million using cash on hand and cash flow from operating activities. Of the aggregate 4.0 million shares repurchased during the fiscal year ended January 2, 2011, 1.1 million shares were repurchased from executive officers at an aggregate cost of $22.3 million.

Also during the fiscal year ended January 2, 2011, the Company repurchased 0.3 million shares of common stock from certain directors and executives for an aggregate cost of $7.1 million. These shares were retired by the Company immediately upon repurchase.

Noncontrolling Interests

Upon acquisition of Cornell, the Company assumed MCF as a variable interest entity and allocated a portion of the purchase price to the noncontrolling interest based on the estimated fair value of MCF as of August 12, 2010. The noncontrolling interest in MCF represents 100% of the equity in MCF which was contributed by its partners at inception in 2001. The Company includes the results of operations and financial position of MCF, its variable interest entity, in its consolidated financial statements. MCF owns eleven facilities which it leases to the Company.

The Company includes the results of operations and financial position of South African Custodial Management Pty. Limited ("SACM" or the "joint venture"), its majority-owned subsidiary, in its consolidated financial statements. SACM was established in 2001 to operate correctional centers in South Africa. The joint venture currently provides security and other management services for the Kutama Sinthumule Correctional Centre in the Republic of South Africa under a 25-year management contract which commenced in February 2002. The Company's and the second joint venture partner's shares in the profits of the joint venture are 88.75% and 11.25%, respectively. There were no changes in the Company's ownership percentage of the consolidated subsidiary during the fiscal year ended January 2, 2011. The noncontrolling interest as of January 2, 2011 and January 3, 2010 is included in Total Shareholders' Equity in the accompanying Consolidated Balance Sheets. There were no contributions from owners or distributions to owners in the fiscal year ended January 2, 2011 or January 3, 2010.

4. Equity Incentive Plans

The Company had awards outstanding under four equity compensation plans at January 2, 2011: The Wackenhut Corrections Corporation 1994 Stock Option Plan (the "1994 Plan"); the 1995 Non-Employee Director Stock Option Plan (the "1995 Plan"); the Wackenhut Corrections Corporation 1999 Stock Option Plan (the "1999 Plan"); and The GEO Group, Inc. 2006 Stock Incentive Plan (the "2006 Plan" and, together with the 1994 Plan, the 1995 Plan and the 1999 Plan, the "Company Plans").

On August 12, 2010, the Company's Board of Directors adopted and its shareholders approved an amendment to the 2006 Plan to increase the number of shares of common stock subject to awards under the 2006 Plan by 2,000,000 shares from 2,400,000 to 4,400,000 shares of common stock. The 2006 Plan specifies that up to 1,083,000 of such total shares pursuant to awards granted under the plan may constitute awards other than stock options and stock appreciation rights, including shares of restricted stock. See "Restricted Stock" below for further discussion. As of January 2, 2011, the Company had 952,850 shares of common stock available for issuance pursuant to future awards that may be granted under the plan of which up to 351,722 were available for the issuance of awards other than stock options. As a result of the acquisition of Cornell, the Company issued 35,750 replacement stock option awards with an aggregate fair value as of August 12, 2010 of $0.2 million which is included in the purchase price consideration. These awards were fully vested at the grant date and had a term of 90 days.

Except for 846,186 shares of restricted stock issued under the 2006 Plan as of January 2, 2011, all of the awards previously issued under the Company Plans consisted of stock options. Although awards are currently outstanding under all of the Company Plans, the Company may only grant new awards under the 2006 Plan.

Under the terms of the Company Plans, the vesting period and, in the case of stock options, the exercise price per share, are determined by the terms of each plan. All stock options that have been granted under the Company Plans are exercisable at the fair market value of the common stock at the date of the grant. Generally, the stock options vest and become exercisable ratably over a four-year period, beginning immediately on the date of the grant. However, the Board of Directors has exercised its discretion to grant stock options that vest 100% immediately for the Chief Executive Officer. In addition, stock options granted to non-employee directors under the 1995 Plan became exercisable immediately. All stock options awarded under the Company Plans expire no later than ten years after the date of the grant, except for the replacement awards issued in connection with the Cornell acquisition discussed above.

Stock Options

A summary of the activity of the Company's stock options plans is presented below:

	Shares (In thousands)	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Term	Aggregate Intrinsic Value (In thousands)
Options outstanding at January 3, 2010	2,807	$ 10.26	4.80	$ 32,592
Granted	36	16.33		
Exercised	(1,353)	4.95		
Forfeited/Canceled	(89)	19.73		
Options outstanding at January 2, 2011	1,401	$ 15.01	5.84	$ 13,517
Options exercisable at January 2, 2011	1,044	$ 13.22	5.04	$ 11,942

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between the Company's closing stock price on the last trading day of fiscal year 2010 and the exercise price, times the number of shares that are "in the money") that would have been received by the option holders had all option holders exercised their options on January 2, 2011. This amount changes based on the fair value of the company's stock. The total intrinsic value of options exercised during the fiscal years ended January 2, 2011, January 3, 2010, and December 28, 2008 was $21.1 million, $6.2 million, and $2.9 million, respectively.

The following table summarizes information about the exercise prices and related information of stock options outstanding under the Company Plans at January 2, 2011:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price	Number Exercisable	Wtd. Avg. Exercise Price
3.17 — 3.98	37,527	1.8	3.30	37,527	3.30
4.67 — 4.90	77,454	2.3	4.67	77,454	4.67
5.13 — 5.13	132,000	1.1	5.13	132,000	5.13
5.30 — 7.70	210,297	4.7	6.96	210,297	6.96
7.83 — 20.63	294,600	6.4	15.62	214,000	15.07
21.07 — 21.56	647,700	7.6	21.26	372,600	21.34
21.64 — 28.24	1,000	8.8	21.70	400	21.70
Total	1,400,578	5.8	$ 15.01	1,044,278	$ 13.22

For the years ended January 2, 2011, January 3, 2010 and December 28, 2008, the amount of stock-based compensation expense related to stock options was $1.4 million, $1.8 million and $1.5 million, respectively. The weighted average grant date fair value of options granted during the fiscal years ended January 2, 2011 and January 3, 2010 and December 28, 2008 was $6.73, $7.41 and $6.58 per share, respectively.

The following table summarizes the status of non-vested stock options as of January 2, 2011 and changes during the fiscal year ending January 2, 2011:

	Number of Shares	Wtd. Avg. Grant Date Fair Value
Options non-vested at January 3, 2010	595,758	$ 7.39
Granted(a)	35,750	6.73
Vested	(227,408)	7.32
Forfeited	(47,800)	7.30
Options non-vested at January 2, 2011	356,300	$ 7.37

(a) These options were granted as replacement awards to former Cornell option holders. The options were fully vested at the acquisition date and the fair value of the awards was included in purchase price consideration.

As of January 2, 2011, the Company had $1.9 million of unrecognized compensation costs related to non-vested stock option awards that are expected to be recognized over a weighted average period of 2.5 years. The total fair value of shares vested during the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008, was $2.1 million, $1.8 million and $1.2 million, respectively. Proceeds received from stock options exercises for 2010, 2009 and 2008 was $6.7 million, $1.5 million and $0.8 million, respectively. Additional tax benefits realized from tax deductions associated with the exercise of stock options and the vesting of restricted stock activity for 2010, 2009 and 2008 totaled $3.9 million, $0.6 million and $0.8 million, respectively.

Restricted Stock

Shares of restricted stock become unrestricted shares of common stock upon vesting on a one-for-one basis. The cost of these awards is determined using the fair value of the Company's common stock on the date of the grant and compensation expense is recognized over the vesting period. The shares of restricted stock granted under the 2006 Plan vest in equal 25% increments on each of the four anniversary dates immediately following the date of grant. A summary of the activity of restricted stock is as follows:

	Shares	Wtd. Avg. Grant date Fair value
Restricted stock outstanding at January 3, 2010	383,100	$ 19.66
Granted	40,280	22.70
Vested	(222,100)	18.84
Forfeited/Canceled	(40,750)	21.38
Restricted stock outstanding at January 2, 2011	160,530	$ 21.12

During the fiscal year ended January 2, 2011, January 3, 2010 and December 28, 2008, the Company recognized $3.3 million, $3.5 million and $3.0 million, respectively, of compensation expense related to its outstanding shares of restricted stock. As of January 2, 2011, the Company had $2.2 million of unrecognized compensation expense that is expected to be recognized over a weighted average period of 2.0 years.

5. Discontinued Operations

During the fiscal year 2008, the Company discontinued operations at certain of its domestic and international subsidiaries. Where significant, the results of operations, net of taxes, as further described below, have been reflected in the accompanying consolidated financial statements as such for all periods presented.

U.S. Detention & Corrections. On November 7, 2008, the Company announced its receipt of notice for the discontinuation of its contract with the State of Idaho, Department of Correction ("Idaho DOC") for the housing of approximately 305 out-of-state inmates at the managed-only Bill Clayton Detention Center (the "Detention Center") effective January 5, 2009. On August 29, 2008, the Company announced its discontinuation of its contract with Delaware County, Pennsylvania for the management of the county-owned 1,883-bed George W. Hill Correctional Facility effective December 31, 2008.

International Services. On December 22, 2008, the Company announced the closure of its U.K.-based transportation division, Recruitment Solutions International ("RSI"). As a result of the termination of its transportation business in the United Kingdom, the Company wrote off assets of $2.6 million including goodwill of $2.3 million.

GEO Care. On June 16, 2008, the Company announced the discontinuation by mutual agreement of its contract with the State of New Mexico Department of Health for the management of the Fort Bayard Medical Center effective June 30, 2008.

There were no continuing cash flows from the operations in the fiscal year ended January 2, 2011 and as such, there are no amounts reclassified to discontinued operations for this period. The following are the revenues related to discontinued operations for the fiscal years ended December 28, 2008 and January 3, 2010 (in thousands):

	2010	2009	2008
	(In thousands)		
Revenues — International Services	$ —	$ —	$ 1,806
Revenues — U.S. Detention & Corrections	$ —	$ 210	$ 43,784
Revenues — GEO Care	$ —	$ —	$ 1,806

6. Property and Equipment

Property and equipment consist of the following at fiscal year end:

	Useful Life (Years)	2010	2009
		(In thousands)	
Land	—	$ 97,393	$ 60,331
Buildings and improvements	2 to 50	1,131,895	797,185
Leasehold improvements	1 to 29	260,167	95,696
Equipment	3 to 10	77,906	63,382
Furniture and fixtures	3 to 7	18,453	11,731
Facility construction in progress		120,584	129,956
Total		$ 1,706,398	$ 1,158,281
Less accumulated depreciation and amortization		(195,106)	(159,721)
Property and equipment, net		$ 1,511,292	$ 998,560

The Company depreciates its leasehold improvements over the shorter of their estimated useful lives or the terms of the leases including renewal periods that are reasonably assured. The Company's construction in progress primarily consists of development costs associated with the Facility Construction & Design segment for contracts with various federal, state and local agencies for which we have management contracts. Interest capitalized in property and equipment was $4.1 million and $4.9 million for the fiscal years ended January 2, 2011 and January 3, 2010, respectively.

Depreciation expense was $41.4 million, $36.3 million and $31.9 million for the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008, respectively.

At January 2, 2011 and January 3, 2010, the Company had $18.2 million and $18.2 million of assets recorded under capital leases including $17.5 million related to buildings and improvements, $0.7 million related to equipment. Capital leases are recorded net of accumulated amortization of $4.7 million and $3.9 million, at January 2, 2011 and January 3, 2010, respectively. Depreciation expense related to capital leases for the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008 was $0.8 million, $0.8 million and $0.9 million, respectively and is included in Depreciation and Amortization in the accompanying statements of income.

7. Assets Held for Sale

The Company records its assets held for sale at the lower of cost or estimated fair value. The Company estimates fair value by using third party appraisers or other valuation techniques. The Company does not record depreciation for its assets held for sale.

As of January 2, 2011, the Company's assets held for sale consisted of two assets:

On March 17, 2008, the Company purchased its former Coke County Juvenile Justice Center (the "Center") at a cost of $3.1 million. In October 2008, the Company established a formal plan to sell the asset and began active discussions with certain parties interested in purchasing the Center. The Company identified a buyer in 2010 and expects to sell the facility in 2011; however, this sale is subject to the buyer obtaining financing and/or government appropriation. If the buyer is unable to obtain the funds necessary to purchase the Center, the Company will need to locate another buyer. There can be no assurance that the prospective buyer can obtain the financing, no assurance that the Company will be able to locate another buyer in the event that this buyer is not able to obtain the financing and no assurance that the Center will be sold for its carrying value. The Center is included in the segment assets of U.S. Detention & Corrections and was recorded at its net realizable value of $3.1 million at January 2, 2011 and at January 3, 2010.

On August 12, 2010, the Company acquired the Washington D.C. Facility in connection with its purchase of Cornell. This facility met the criteria as held for sale during the Company's fiscal year ended January 2, 2011 and has been designated as such. The carrying value of this asset as of January 2, 2011 was $6.9 million. The Company believes it has found a third party buyer and expects to close on the sale in early 2011. The sale of this property, which is recorded as an asset held for sale with GEO Care segment assets, will not result in a gain or loss.

In conjunction with the acquisition of CSC in November 2005, the Company acquired land associated with a program that had been discontinued by CSC in October 2003. The land, with a corresponding carrying value of $1.3 million, was sold in October 2010 for $2.1 million, net of sales costs. The Company recognized a gain on the sale of the land of $0.8 million which is included in operating expenses in the accompanying statement of income. The gain on the sale is reported in the Company's U.S. Detention & Corrections reportable segment.

8. Investment in Direct Finance Leases

The Company's investment in direct finance leases relates to the financing and management of one Australian facility. The Company's wholly-owned Australian subsidiary financed the facility's development with long-term debt obligations, which are non-recourse to the Company.

The future minimum rentals to be received are as follows:

Fiscal Year	Annual Repayment (In thousands)
2011	$ 8,548
2012	8,652
2013	8,792
2014	8,968
2015	9,560
Thereafter	12,544
Total minimum obligation	$ 57,064
Less unearned interest income	(14,724)
Less current portion of direct finance lease	(4,796)
Investment in direct finance lease	$ 37,544

9. Derivative Financial Instruments

In November 2009, the Company executed three interest rate swap agreements (the "Agreements") in the aggregate notional amount of $75.0 million. In January 2010, the Company executed a fourth interest rate swap agreement in the notional amount of $25.0 million. The Company has designated these interest rate swaps as hedges against changes in the fair value of a designated portion of the 7 ¾% Senior Notes due 2017 ("7 ¾% Senior Notes") due to changes in underlying interest rates. The Agreements, which have payment, expiration dates and call provisions that mirror the terms of the Notes, effectively convert $100.0 million of the Notes into variable rate obligations. Each of the swaps has a termination clause that gives the counterparty the right to terminate the interest rate swaps at fair market value, under certain circumstances. In addition to the termination clause, the Agreements also have call provisions which specify that the lender can elect to settle the swap for the call option price. Under the Agreements, the Company receives a fixed interest rate payment from the financial counterparties to the agreements equal to 7 ¾% per year calculated on the notional $100.0 million amount, while it makes a variable interest rate payment to the same counterparties equal to the three-month LIBOR plus a fixed margin of between 4.16% and 4.29%, also calculated on the notional $100.0 million amount. Changes in the fair value of the interest rate swaps are recorded in earnings along with related designated changes in the value of the Notes. Total net gains (loss) recognized and recorded in earnings related to these fair value hedges was $5.2 million and $(1.9) million in the fiscal periods ended January 2, 2011 and January 3, 2010, respectively. As of January 2, 2011 and January 3, 2010, the fair value of the swap assets (liabilities) was $3.3 million and $(1.9) million, respectively. There was no material ineffectiveness of these interest rate swaps during the fiscal periods ended January 2, 2011.

The Company's Australian subsidiary is a party to an interest rate swap agreement to fix the interest rate on the variable rate non-recourse debt to 9.7%. The Company has determined the swap, which has a notional amount of $50.9 million, payment and expiration dates, and call provisions that coincide with the terms of the non-recourse debt to be an effective cash flow hedge. Accordingly, the Company records the change in the value of the interest rate swap in accumulated other comprehensive income, net of applicable income taxes. Total net unrealized gain (loss) recognized in the periods and recorded in accumulated other comprehensive income, net of tax, related to these cash flow hedges was $(0.1) million, $1.2 million and ($3.5) million for the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008, respectively. The total value of the Australia swap asset as of January 2, 2011 and January 3, 2010 was $1.8 million and $2.0 million, respectively, and is recorded as a component of other assets in the accompanying consolidated balance sheets. There was no material ineffectiveness of this interest rate swap for the fiscal periods presented. The Company does not expect to enter into any transactions during the next twelve months which would result in the reclassification into earnings or losses associated with this swap currently reported in accumulated other comprehensive income (loss).

During the fiscal year ended January 3, 2010, the Company received proceeds of $1.7 million for the settlement of an aggregate notional amount of $50.0 million of interest rate swaps related to its $150.0 million 8 ¼% Senior Notes due 2013 ("8 ¼% Senior Notes"). The lenders to these swap agreements elected to prepay their obligations at the call option price which equaled the fair value at the respective call dates.

10. Goodwill and Other Intangible Assets, Net

Changes in the Company's goodwill balances for 2010 were as follows (in thousands):

	January 3, 2010	Acquisitions	Purchase price allocation adjustment	Foreign currency translation	January 2, 2011
U.S. Detention & Corrections	$ 21,692	$ 153,882	$ 1,126	$ —	$ 176,700
GEO Care	17,729	50,500	(744)	—	67,485
International Services	669	—	—	93	762
Total Goodwill	$ 40,090	$ 204,382	$ 382	$ 93	$ 244,947

On August 12, 2010, the Company acquired Cornell and recorded $204.7 million in goodwill representing the strategic benefits of the Merger including the combined Company's increased scale and the diversification of service offerings. During the fiscal year ended January 2, 2011, the Company made adjustments to its purchase accounting in the amount of $0.4 million, net, primarily related to Cornell. Among other adjustments, this change in allocation resulted from the Company's analyses primarily related to certain receivables, intangible assets, insurance liabilities and certain income and non-income tax items.

Intangible assets consisted of the following (in thousands):

	Useful Life in Years	U.S. Detention & Corrections	International Services	GEO Care	Total
Facility management contracts	1-17	$ 14,450	$ 2,468	$ 6,600	$ 23,518
Covenants not to compete	4	1,470	—	—	1,470
Gross carrying value as of January 3, 2010		15,920	2,468	6,600	24,988
Changes during fiscal year ended January 2, 2011 due to:					
Facility management contracts acquired	12-13	35,400	—	34,700	70,100
Covenants not to compete related to Cornell acquisition	1-2	2,879	—	2,821	5,700
Foreign currency translation		—	286	—	286
Gross carrying value at January 2, 2011		54,199	2,754	44,121	101,074
Accumulated amortization expense		(10,146)	(325)	(2,790)	(13,261)
Net carrying value at January 2, 2011		$ 44,053	$ 2,429	$ 41,331	$ 87,813

As of January 2, 2011, the weighted average period before the next contract renewal or extension for all of the Company's the facility management contracts was approximately 1.5 years. Although the facility management contracts acquired have renewal and extension terms in the near term, the Company has historically maintained these relationships beyond the contractual periods.

Accumulated amortization expense in total and by asset class is as follows (in thousands):

	U.S. Detention & Corrections	International Services	GEO Care	Total
Facility management contracts	$ 9,496	$ 325	$ 2,153	$ 11,974
Covenants not to compete	650	—	637	1,287
Total accumulated amortization expense	$ 10,146	$ 325	$ 2,790	$ 13,261

Amortization expense was $5.7 million, $2.0 million and $1.8 million for the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008, respectively, and primarily related to the U.S. Detention & Corrections amortization of intangible assets for acquired management contracts.

Estimated amortization expense related to the Company's finite-lived intangible assets for fiscal year 2011 through fiscal year 2015 and thereafter is as follows (in thousands):

Fiscal Year	U.S. Detention & Corrections - Expense Amortization	International Services - Expense Amortization	GEO Care - Expense Amortization	Total Expense Amortization
2011	$ 5,783	$ 151	$ 4,984	$ 10,918
2012	4,894	151	4,185	9,230
2013	3,556	151	3,236	6,943
2014	3,556	151	3,096	6,803
2015	3,556	151	3,065	6,772
Thereafter	22,708	1,674	22,765	47,147
	$ 44,053	$ 2,429	$ 41,331	$ 87,813

11. Fair Value of Assets and Liabilities

The Company is required to measure certain of its financial assets and liabilities at fair value on a recurring basis. The Company does not have any financial assets and liabilities which it carries and measures at fair value using Level 1 techniques, as defined above. The investments included in the Company's Level 2 fair value measurements consist of an interest rate swap held by the Company's Australian subsidiary, an investment in Canadian dollar denominated fixed income securities and a guaranteed investment contract which is a restricted investment related to CSC of Tacoma LLC discussed further in Note 14. The Company does not have any Level 3 financial assets or liabilities it measures on a recurring basis.

The following table provides a summary of the Company's significant financial assets and liabilities carried at fair value and measured on a recurring basis (in thousands):

	Carrying Value at January 2, 2011	Fair Value Measurements at January 2, 2011		
		Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Interest rate swap derivative assets	$ 5,131	$ —	$ 5,131	$ —
Investments other than derivatives	$ 7,533	$ —	7,533	$ —

	Carrying Value at January 3, 2010	Fair Value Measurements at January 3, 2010		
		Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Interest rate swap derivative assets	$ 2,020	$ —	$ 2,020	$ —
Investments other than derivatives	$ 7,269	$ —	$ 7,269	$ —
Liabilities:				
Interest rate swap derivative liabilities	$ 1,887	$ —	$ 1,887	$ —

12. Financial Instruments

The Company's balance sheet reflects certain financial instruments at carrying value. The following table presents the carrying values of those instruments and the corresponding fair values (in thousands):

	January 2, 2011	
	Carrying Value	Estimated Fair Value
Assets:		
Cash and cash equivalents	$ 39,664	$ 39,664
Restricted cash and investments, including current portion	90,642	90,642
Liabilities:		
Borrowings under the Senior Credit Facility	$ 557,758	$ 562,610
7 ¾% Senior Notes	250,078	265,000
Non-recourse debt, Australian subsidiary	46,300	46,178
Other non-recourse debt, including current portion	176,384	180,340

	January 3, 2010	
	Carrying Value	Estimated Fair Value
Assets:		
Cash and cash equivalents	$ 33,856	$ 33,856
Cash, Restricted, including current portion	34,068	34,068
Liabilities:		
Borrowings under the Senior Credit Facility	$ 212,963	$ 203,769
7 ¾% Senior Notes	250,000	255,000
Non-recourse debt, including current portion	113,724	113,360

The fair values of the Company's Cash and cash equivalents, and Restricted cash and investments approximate the carrying values of these assets at January 2, 2011 and January 3, 2010 due to the short-term nature of these instruments. The fair values of 7 ¾% Senior Notes and Other non-recourse debt are based on market prices, where available. The fair value of the non-recourse debt related to the Company's Australian subsidiary is estimated using a discounted cash flow model based on current Australian borrowing rates for similar instruments. The fair value of the borrowings under the Senior Credit Facility is based on an estimate of trading value considering the company's borrowing rate, the undrawn spread and similar market instruments.

13. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	2010	2009
Accrued interest	$ 12,153	$ 5,913
Accrued bonus	12,825	8,567
Accrued insurance	44,237	30,661
Accrued property and other taxes	15,723	5,219
Construction retainage	2,012	8,250
Other	34,697	22,149
Total	$ 121,647	$ 80,759

14. Debt

Debt consisted of the following (in thousands):

	2010	2009
Capital Lease Obligations	$ 14,470	$ 15,124
Senior Credit Facility:		
Term loans	347,625	—
Discount on term loan	(1,867)	154,963
Revolver	212,000	58,000
Total Senior Credit Facility	$ 557,758	$ 212,963
7 ¾% Senior Notes		
Notes Due in 2017	250,000	250,000
Discount on Notes	(3,227)	(3,566)
Swap on Notes	3,305	(1,887)
Total 7 ¾% Senior Notes	$ 250,078	$ 244,547
Non-Recourse Debt :		
Non-recourse debt	$ 212,445	$ 113,724
Premium on non-recourse debt	11,403	—
Discount on non-recourse debt	(1,164)	(1,692)
Total non recourse debt	222,684	112,032
Other debt	—	28
Total debt	$ 1,044,990	$ 584,694
Current portion of capital lease obligations, long-term debt and non-recourse debt	(41,574)	(19,624)
Capital lease obligations, long-term portion	(13,686)	(14,419)
Non-recourse debt	(191,394)	(96,791)
Long-term debt	$ 798,336	$ 453,860

Senior Credit Facility

On August 4, 2010, the Company executed a new $750.0 million senior credit facility (the "Senior Credit Facility"), through the execution of a Credit Agreement, by and among GEO, as Borrower, BNP Paribas, as Administrative Agent, and the lenders who are, or may from time to time become, a party thereto. The Senior Credit Facility is comprised of (i) a $150.0 million Term Loan A ("Term Loan A"), initially bearing interest at LIBOR plus 2.5% and maturing August 4, 2015, (ii) a $200.0 million Term Loan B ("Term Loan B") initially bearing interest at LIBOR plus 3.25% with a LIBOR floor of 1.50% and maturing August 4, 2016 and (iii) a Revolving Credit Facility ("Revolver") of $400.0 million initially bearing interest at LIBOR plus 2.5% and maturing August 4, 2015.

Indebtedness under the Revolver and the Term Loan A bears interest based on the Total Leverage Ratio as of the most recent determination date, as defined, in each of the instances below at the stated rate:

	Interest Rate under the Revolver and Term Loan A
LIBOR borrowings	LIBOR plus 2.00% to 3.00%.
Base rate borrowings	Prime Rate plus 1.00% to 2.00%.
Letters of credit	2.00% to 3.00%.
Unused Revolver	0.375% to 0.50%.

The Senior Credit Facility contains certain customary representations and warranties, and certain customary covenants that restrict the Company's ability to, among other things as permitted (i) create, incur or assume indebtedness, (ii) create, incur, assume or permit liens, (iii) make loans and investments, (iv) engage in mergers, acquisitions and asset sales, (v) make restricted payments, (vi) issue, sell or otherwise dispose of capital stock, (vii) engage in transactions with affiliates, (viii) allow the total leverage ratio or senior secured leverage ratio to exceed certain maximum ratios or allow the interest coverage ratio to be less than 3.00 to 1.00, (ix) cancel, forgive, make any voluntary or optional payment or prepayment on, or redeem or acquire for value any senior notes, (x) alter the business the Company conducts, and (xi) materially impair the Company's lenders' security interests in the collateral for its loans.

The Company must not exceed the following Total Leverage Ratios, as computed at the end of each fiscal quarter for the immediately preceding four quarter-period:

Period	Total Leverage Ratio - Maximum Ratio
August 4, 2010 through and including the last day of the fiscal year 2011	4.50 to 1.00
First day of fiscal year 2012 through and including that last day of fiscal year 2012	4.25 to 1.00
Thereafter	4.00 to 1.00

The Senior Credit Facility also does not permit the Company to exceed the following Senior Secured Leverage Ratios, as computed at the end of each fiscal quarter for the immediately preceding four quarter-period:

Period	Senior Secured Leverage Ratio - Maximum Ratio
August 4, 2010 through and including the last day of the fiscal year 2011	3.25 to 1.00
First day of fiscal year 2012 through and including that last day of fiscal year 2012	3.00 to 1.00
Thereafter	2.75 to 1.00

Additionally, there is an Interest Coverage Ratio under which the lender will not permit a ratio of less than 3.00 to 1.00 relative to (a) Adjusted EBITDA for any period of four consecutive fiscal quarters to (b) Interest Expense, less that attributable to non-recourse debt of unrestricted subsidiaries.

Events of default under the Senior Credit Facility include, but are not limited to, (i) the Company's failure to pay principal or interest when due, (ii) the Company's material breach of any representations or warranty, (iii) covenant defaults, (iv) liquidation, reorganization or other relief relating to bankruptcy or insolvency, (v) cross default under certain other material indebtedness, (vi) unsatisfied final judgments over a specified threshold, (vii) material environmental liability claims which have been asserted against the Company, and (viii) a change in control. All of the obligations under the Senior Credit Facility are unconditionally guaranteed by certain of the Company's subsidiaries and secured by substantially all of the Company's present and future tangible and intangible assets and all present and future tangible and intangible assets of each guarantor, including but not limited to (i) a first-priority pledge of substantially all of the outstanding capital stock owned by the Company and each guarantor, and (ii) perfected first-priority security interests in substantially all of the Company's, and each guarantors, present and future tangible and intangible assets and the present and future tangible and intangible assets of each guarantor. The Company's failure to comply with any of the covenants under its Senior Credit Facility could cause an event of default under such documents and result in an acceleration of all of outstanding senior secured indebtedness. The Company believes it was in compliance with all of the covenants of the Senior Credit Facility as of January 2, 2011.

On August 4, 2010 in connection with its entry into the $750.0 million Senior Credit Facility, the Company terminated its prior senior credit facility, the Third Amended and Restated Credit Agreement (the "Prior Senior Credit Agreement"), dated as of January 24, 2007, as amended. The Prior Senior Credit Agreement, as of August 4, 2010, consisted of a $152.2 million term loan B ("Prior Term Loan B") and a $330.0 million revolver ("Prior Revolver") with outstanding borrowings on August 4, 2010 of $115.0 million. The Prior Term Loan B bore interest at LIBOR plus 2.00% and the Prior Revolver bore interest at LIBOR plus 3.25% at the time of terminating the Prior Senior Credit Agreement. The Prior Term Loan B component was scheduled to mature in January 2014 and the Prior Revolver component was scheduled to mature in September 2012. The weighed average interest rate on outstanding borrowings under the Senior Credit Facility, as amended, as of January 2, 2011 was 3.5%. The weighed average interest rate on outstanding borrowings under the, Prior Senior Credit Agreement as of January 3, 2010 was 2.62%.

On August 4, 2010, the Company used approximately $280 million in aggregate proceeds from the Term Loan B and the Revolver primarily to repay existing borrowings and accrued interest under its Prior Senior Credit Agreement of $267.7 million and also used $6.7 million for financing fees related to the Senior Credit Facility. The Company received, as cash, the remaining proceeds of $3.2 million. On August 12, 2010, the Company borrowed $290.0 million under its Senior Credit Facility and used the aggregate cash proceeds primarily for $84.9 million in cash consideration payments to Cornell's stockholders in connection with the Merger, transaction costs of approximately $14.0 million, the repayment of $181.9 million for Cornell's 10.75% Senior Notes due July 2012 plus accrued interest and Cornell's Revolving Line of Credit due December 2011 plus accrued interest. As of January 2, 2011, the Company had $148.1 million outstanding under the Term Loan A, $199.5 million outstanding under the Term Loan B, and its $400.0 million Revolver had $212.0 million outstanding in loans, $57.0 million outstanding in letters of credit and $131.0 million available for borrowings. The Company intends to use future borrowings for the purposes permitted under the Senior Credit Facility, including for general corporate purposes. The Company wrote off $7.9 million in deferred financing costs related to the termination of the Prior Senior Credit Agreement.

7 ¾% Senior Notes

On October 20, 2009, the Company completed a private offering of $250.0 million in aggregate principal amount of its 7 ¾% Senior Notes due 2017. These senior unsecured notes pay interest semi-annually in cash in arrears on April 15 and October 15 of each year, beginning on April 15, 2010. The Company realized net proceeds of $246.4 million at the close of the transaction, net of the discount on the notes of $3.6 million. The Company used the net proceeds of the offering to fund the repurchase of all of its 8 ¼% Senior Notes due 2013 and pay down part of the Revolving Credit Facility under our Prior Senior Credit Agreement.

The 7 ¾% Senior Notes and the guarantees will be unsecured, unsubordinated obligations of The GEO Group Inc., and the guarantors and will rank as follows: pari passu with any unsecured, unsubordinated indebtedness of GEO and the guarantors; senior to any future indebtedness of GEO and the guarantors that is expressly subordinated to the notes and the guarantees; effectively junior to any secured indebtedness of GEO and the guarantors, including indebtedness under the Company's Senior Credit Facility, to the extent of the value of the assets securing such indebtedness; and effectively junior to all obligations of the Company's subsidiaries that are not guarantors. After October 15, 2013, the Company may, at its option, redeem all or a part of the 7 ¾% Senior Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and liquidated damages, if any, on the 7 ¾% Senior Notes redeemed, to the applicable redemption date, if redeemed during the 12-month period beginning on October 15 of the years indicated below:

Year	Percentage
2013	103.875%
2014	101.938%
2015 and thereafter	100.000%

Before October 15, 2013, the Company may redeem some or all of the 7 ¾% Senior Notes at a redemption price equal to 100% of the principal amount of each note to be redeemed plus a make-whole premium described under "Description of Notes — Optional Redemption" together with accrued and unpaid interest. In addition, at any time prior to October 15, 2012, the Company may redeem up to 35% of the notes with the net cash proceeds from specified equity offerings at a redemption price equal to 107.750% of the principal amount of each note to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

The indenture governing the notes contains certain covenants, including limitations and restrictions on the Company's and its restricted subsidiaries' ability to: incur additional indebtedness or issue preferred stock; make dividend payments or other restricted payments; create liens; sell assets; enter into transactions with affiliates; and enter into mergers, consolidations, or sales of all or substantially all of the Company's assets. As of the date of the indenture, all of the Company's subsidiaries, other than certain dormant domestic subsidiaries and all foreign subsidiaries in existence on the date of the indenture, were restricted subsidiaries. The Company's unrestricted subsidiaries will not be subject to any of the restrictive covenants in the indenture. The Company's failure to comply with certain of the covenants under the indenture governing the 7 ¾% Notes could cause an event of default of any indebtedness and result in an acceleration of such indebtedness. In addition, there is a cross-default provision which becomes enforceable upon failure of payment of indebtedness at final maturity. The Company believes it was in compliance with all of the covenants of the Indenture governing the 7 ¾% Senior Notes as of January 2, 2011.

Non-Recourse Debt

South Texas Detention Complex:

The Company has a debt service requirement related to the development of the South Texas Detention Complex, a 1,904-bed detention complex in Frio County, Texas, acquired in November 2005 from Correctional Services Corporation ("CSC"). CSC was awarded the contract in February 2004 by the Department of Homeland Security, U.S. Immigration and Customs Enforcement ("ICE") for development and operation of the detention center. In order to finance its construction of the complex, STLDC was created and issued $49.5 million in taxable revenue bonds. These bonds mature in February 2016 and have fixed coupon rates between 4.34% and 5.07%. Additionally, the Company is owed $5.0 million of subordinated notes by STLDC which represents the principal amount of financing provided to STLDC by CSC for initial development.

The Company has an operating agreement with STLDC, the owner of the complex, which provides it with the sole and exclusive right to operate and manage the detention center. The operating agreement and bond indenture require the revenue from the contract with ICE be used to fund the periodic debt service requirements as they become due. The net revenues, if any, after various expenses such as trustee fees, property taxes and insurance premiums are distributed to the Company to cover operating expenses and management fees. The Company is responsible for the entire operation of the facility including the payment of all operating expenses whether or not there are sufficient revenues. STLDC has no liabilities resulting from its ownership. The bonds have a ten-year term and are non-recourse to the Company and STLDC. The bonds are fully insured and the sole source of payment for the bonds is the operating revenues of the center. At the end of the ten-year term of the bonds, title and ownership of the facility transfers from STLDC to the Company. The Company has determined that it is the primary beneficiary of STLDC and consolidates the entity as a result. The carrying value of the facility as of January 2, 2011 and January 3, 2010 was $27.0 million and $27.2 million, respectively, and is included in property and equipment in the accompanying balance sheets.

On February 1, 2010, STLDC made a payment from its restricted cash account of $4.6 million for the current portion of its periodic debt service requirement in relation to the STLDC operating agreement and bond indenture. As of January 2, 2011, the remaining balance of the debt service requirement under the STLDC financing agreement is $32.1 million, of which $4.8 million is due within the next twelve months. Also, as of January 2, 2011, included in current restricted cash and non-current restricted cash is $6.2 million and $9.3 million, respectively, of funds held in trust with respect to the STLDC for debt service and other reserves.

Northwest Detention Center

On June 30, 2003, CSC arranged financing for the construction of the Northwest Detention Center in Tacoma, Washington, referred to as the Northwest Detention Center, which was completed and opened for operation in April 2004. The Company began to operate this facility following its acquisition in November 2005. In connection with the original financing, CSC of Tacoma LLC, a wholly owned subsidiary of CSC, issued a $57.0 million note payable to the Washington Economic Development Finance Authority ("WEDFA"), an instrumentality of the State of Washington, which issued revenue bonds and subsequently loaned the proceeds of the bond issuance back to CSC for the purposes of constructing the Northwest Detention Center. The bonds are non-recourse to the Company and the loan from WEDFA to CSC is non-recourse to the Company. These bonds mature in February 2014 and have fixed coupon rates between 3.80% and 4.10%.

The proceeds of the loan were disbursed into escrow accounts held in trust to be used to pay the issuance costs for the revenue bonds, to construct the Northwest Detention Center and to establish debt service and other reserves. On October 1, 2010, CSC of Tacoma LLC made a payment from its restricted cash account of $5.9 million for the current portion of its periodic debt service requirement in relation to the WEDFA bond indenture. As of January 2, 2011, the remaining balance of the debt service requirement is $25.7 million, of which $6.1 million is classified as current in the accompanying balance sheet.

As of January 2, 2011, included in current restricted cash and non-current restricted cash is $7.1 million and $1.8 million, respectively, of funds held in trust with respect to the Northwest Detention Center for debt service and other reserves.

MCF

Upon completion of the acquisition of Cornell, the obligations of MCF under its 8.47% Revenue Bonds remained outstanding. These bonds bear interest at a rate of 8.47% per annum and are payable in semi-annual installments of interest and annual installments of principal. All unpaid principal and accrued interest on the bonds is due on the earlier of August 1, 2016 (maturity) or as noted under the bond documents. The bonds are limited, nonrecourse obligations of MCF and are collateralized by the property and equipment, bond reserves, assignment of subleases and substantially all assets related to the facilities owned by MCF. The bonds are not guaranteed by the Company or its subsidiaries.

The 8.47% Revenue Bond indenture provides for the establishment and maintenance by MCF for the benefit of the trustee under the indenture of a debt service reserve fund. As of January 2, 2011, the debt service reserve fund has a balance of $23.4 million. The debt service reserve fund is available to the trustee to pay debt service on the 8.47% Revenue Bonds when needed, and to pay final debt service on the 8.47% Revenue Bonds. If MCF is in default in its obligation under the 8.47% Revenue Bonds indenture, the trustee may declare the principal outstanding and accrued interest immediately due and payable. MCF has the right to cure a default of non-payment obligations. The 8.47% Revenue Bonds are subject to extraordinary mandatory redemption in certain instances upon casualty or condemnation. The 8.47% Revenue Bonds may be redeemed at the option of MCF prior to their final scheduled payment dates at par plus accrued interest plus a make-whole premium.

Australia

The Company's wholly-owned Australian subsidiary financed the development of a facility and subsequent expansion in 2003 with long-term debt obligations. These obligations are non-recourse to the Company and total $46.3 million and $45.4 million at January 2, 2011 and January 3, 2010, respectively. The term of the non-recourse debt is through 2017 and it bears interest at a variable rate quoted by certain Australian banks plus 140 basis points. Any obligations or liabilities of the subsidiary are matched by a similar or corresponding commitment from the government of the State of Victoria. As a condition of the loan, the Company is required to maintain a restricted cash balance of AUD 5.0 million, which, at January 2, 2011, was $5.1 million. This amount is included in non-current restricted cash and the annual maturities of the future debt obligation are included in non-recourse debt.

Debt Repayment

Debt repayment schedules under capital lease obligations, long-term debt and non-recourse debt are as follows:

Fiscal Year	Capital Leases	Long-Term Debt	Non-Recourse	Revolver	Term Loan	Total Annual Repayment
			(In thousands)			
2011	$ 1,950	$ —	$ 31,290	$ —	$ 9,500	$ 42,740
2012	1,950	—	33,281	—	11,375	46,606
2013	1,950	—	35,616	—	20,750	58,316
2014	1,940	—	38,002	—	47,000	86,942
2015	1,932	—	33,878	212,000	116,500	364,310
Thereafter	12,842	250,000	40,378	—	142,500	445,720
	$ 22,564	$ 250,000	$ 212,445	$ 212,000	$ 347,625	$ 1,044,634
Original issuer's discount	—	(3,227)	(1,164)	—	(1,867)	(6,258)
Current portion	(784)	—	(31,290)	—	(9,500)	(41,574)
Interest imputed on Capital Leases	(8,094)	—	—	—	—	(8,094)
Fair value premium on non-recourse debt	—	—	11,403	—	—	11,403
Interest rate swap	—	3,305	—	—	—	3,305
Non-current portion	$ 13,686	$ 250,078	$ 191,394	$ 212,000	$ 336,258	$ 1,003,416

Guarantees

In connection with the creation SACS, the Company entered into certain guarantees related to the financing, construction and operation of the prison. The Company guaranteed certain obligations of SACS under its debt agreements up to a maximum amount of 60.0 million South African Rand, or $9.1 million, to SACS' senior lenders through the issuance of letters of credit. Additionally, SACS is required to fund a restricted account for the payment of certain costs in the event of contract termination. The Company has guaranteed the payment of 60% of amounts which may be payable by SACS into the restricted account and provided a standby letter of credit of 8.4 million South African Rand, or $1.3 million, as security for its guarantee. The Company's obligations under this guarantee are indexed to the CPI and expire upon SACS' release from its obligations in respect of the restricted account under its debt agreements. No amounts have been drawn against these letters of credit, which are included in the Company's outstanding letters of credit under its Revolver.

The Company has agreed to provide a loan, of up to 20.0 million South African Rand, or $3.0 million (the "Standby Facility"), to SACS for the purpose of financing SACS' obligations under its contract with the South African government. No amounts have been funded under the Standby Facility, and the Company does not currently anticipate that such funding will be required by SACS in the future. The Company's obligations under the Standby Facility expire upon the earlier of full funding or SACS' release from its obligations under its debt agreements. The lenders' ability to draw on the Standby Facility is limited to certain circumstances, including termination of the contract.

The Company has also guaranteed certain obligations of SACS to the security trustee for SACS' lenders. The Company secured its guarantee to the security trustee by ceding its rights to claims against SACS in respect of any loans or other finance agreements, and by pledging the Company's shares in SACS. The Company's liability under the guarantee is limited to the cession and pledge of shares. The guarantee expires upon expiration of the cession and pledge agreements.

In connection with a design, build, finance and maintenance contract for a facility in Canada, the Company guaranteed certain potential tax obligations of a not-for-profit entity. The potential estimated exposure of these obligations is Canadian Dollar ("CAD") 2.5 million, or $2.5 million, commencing in 2017. The Company has a liability of $1.8 million and $1.5 million related to this exposure as of January 2, 2011 and January 3, 2010, respectively. To secure this guarantee, the Company purchased Canadian dollar denominated securities with maturities matched to the estimated tax obligations in 2017 to 2021. The Company has recorded an asset and a liability equal to the current fair market value of those securities on its consolidated balance sheet. The Company does not currently operate or manage this facility.

At January 2, 2011, the Company also had seven letters of guarantee outstanding under separate international facilities relating to performance guarantees of its Australian subsidiary totaling $9.4 million. The Company does not have any off balance sheet arrangements.

15. Commitments and Contingencies

Operating Leases

The Company leases correctional facilities, office space, computers and transportation equipment under non-cancelable operating leases expiring between 2011 and 2046. The future minimum commitments under these leases are as follows:

Fiscal Year	Annual Rental (In thousands)
2011	$ 30,948
2012	29,774
2013	25,019
2014	17,798
2015	16,416
Thereafter	61,226
	$ 181,181

The Company's corporate offices are located in Boca Raton, Florida, under a lease agreement which was amended in September 2010. The current lease expires in March 2020 and has two 5-year renewal options for a full term ending March 2030. In addition, the Company leases office space for its regional offices in Charlotte, North Carolina; San Antonio, Texas; and Los Angeles, California. As a result of the Company's acquisition of Cornell in August 2010, the Company is also currently leasing office space in Houston,

Texas and Pittsburg, Pennsylvania. The Company also leases office space in Sydney, Australia, Sandton, South Africa, and Berkshire, England through its overseas affiliates to support its Australian, South African, and UK operations, respectively. These rental commitments are included in the table above. Certain of these leases contain leasehold improvement incentives, rent holidays, and scheduled rent increases which are included in the Company's rent expense recognized on a straight-line basis. Minimum rent expense associated with the Company's leases having initial or remaining non-cancelable lease terms in excess of one year was $25.4 million, $18.7 million and $18.5 million for fiscal years 2010, 2009 and 2008, respectively.

Litigation, Claims and Assessments

In June 2004, the Company received notice of a third-party claim for property damage incurred during 2001 and 2002 at several detention facilities formerly operated by its Australian subsidiary. The claim relates to property damage caused by detainees at the detention facilities. The notice was given by the Australian government's insurance provider and did not specify the amount of damages being sought. In August 2007, a lawsuit (Commonwealth of Australia v. Australasian Connectional Services PTY, Limited No. SC 656) was filed against the Company in the Supreme Court of the Australian Capital Territory seeking damages of up to approximately AUD 18 million, as of January 2, 2011, or $18.4 million, plus interest. The Company believes that it has several defenses to the allegations underlying the litigation and the amounts sought and intends to vigorously defend its rights with respect to this matter. The Company has established a reserve based on its estimate of the most probable loss based on the facts and circumstances known to date and the advice of legal counsel in connection with this matter. Although the outcome of this matter cannot be predicted with certainty, based on information known to date and the Company's preliminary review of the claim and related reserve for loss, the Company believes that, if settled unfavorably, this matter could have a material adverse effect on its financial condition, results of operations or cash flows. The Company is uninsured for any damages or costs that it may incur as a result of this claim, including the expenses of defending the claim.

During the fourth fiscal quarter of 2009, the Internal Revenue Service ("IRS") completed its examination of the Company's U.S. federal income tax returns for the years 2002 through 2005. Following the examination, the IRS notified the Company's management that it proposed to disallow a deduction that the Company realized during the 2005 tax year. In December of 2010, the Company reached an agreement with the office of IRS Appeals on the amount of the deduction, which is currently being reviewed at a higher level. As a result of the pending agreement, the Company reassessed the probability of potential settlement outcomes and reduced its income tax accrual of $4.9 million by $2.3 million during the fourth quarter of 2010. However, if the disallowed deduction were to be sustained in full, it could result in a potential tax exposure to the Company of $15.4 million. The Company believes in the merits of its position and intends to defend its rights vigorously, including its rights to litigate the matter if it cannot be resolved favorably with the office of IRS Appeals. If this matter is resolved unfavorably, it may have a material adverse effect on the Company's financial position, results of operations and cash flows.

In October 2010, the IRS audit for the Company's U.S. income tax returns for fiscal years 2006 through 2008 was concluded and resulted in no changes to the Company's income tax positions.

The Company's South Africa joint venture had been in discussions with the South African Revenue Service ("SARS") with respect to the deductibility of certain expenses for the tax periods 2002 through 2004. The joint venture operates the Kutama Sinthumule Correctional Centre and accepted inmates from the South African Department of Correctional Services in 2002. During 2009, SARS notified the Company that it proposed to disallow these deductions. The Company appealed these proposed disallowed deductions with SARS and in October 2010, received a notice of favorable ruling relative to these proceedings. If SARS should appeal, the Company believes it has defenses in these matters and intends to defend its rights vigorously. If resolved unfavorably, the Company's maximum exposure would be $2.6 million.

On April 27, 2010, a putative stockholder class action was filed in the District Court for Harris County, Texas by Todd Shelby against Cornell, members of Cornell's board of directors, individually, and the Company. The plaintiff filed an amended complaint on May 28, 2010, alleging, among other things, that the Cornell directors, aided and abetted by Cornell and the Company, breached their fiduciary duties in connection with the Cornell Acquisition. Among other things, the amended complaint sought to enjoin Cornell, its directors and the Company from completing the Cornell Acquisition and sought a constructive trust over any benefits improperly received by the defendants as a result of their alleged wrongful conduct. The parties reached a settlement which has been approved by the court and, as a result, the court dismissed the action with prejudice. The settlement of this matter did not have a material adverse impact on our financial condition, results of operations or cash flows.

The nature of the Company's business exposes it to various types of claims or litigation against the Company, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by prisoners or detainees, medical malpractice claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, indemnification claims by its customers and other third parties, contractual claims and claims for personal injury or other damages resulting from contact with the Company's facilities, programs, personnel or prisoners, including damages arising from a prisoner's escape or from a disturbance or riot at a facility. Except as otherwise disclosed above, the Company does not expect the outcome of any pending claims or legal proceedings to have a material adverse effect on its financial condition, results of operations or cash flows.

Collective Bargaining Agreements

The Company had approximately 17% of its workforce covered by collective bargaining agreements at January 2, 2011. Collective bargaining agreements with four percent of employees are set to expire in less than one year.

Contract Terminations

The following contracts were terminated during the fiscal year ended January 2, 2011. The Company does not expect that the termination of these contracts will have a material adverse impact, individually or in aggregate, on its financial condition, results of operations or cash flows.

On April 4, 2010, the Company's wholly-owned Australian subsidiary completed the transition of its management of the Melbourne Custody Center (the "Center") to another service provider. The Center was operated on behalf of the Victoria Police to house prisoners, escort and guard prisoners for the Melbourne Magistrate Courts and to provide primary healthcare.

On April 14, 2010, the Company announced the results of the re-bids of two of its managed-only contracts. The State of Florida has issued a Notice of Intent to Award contracts for the 1,884-bed Graceville Correctional Facility located in Graceville, Florida and the 985-bed Moore Haven Correctional Facility located in Moore Haven, Florida to another operator. These contracts terminated effective September 26, 2010 and August 1, 2010, respectively.

On June 22, 2010, the Company announced the discontinuation of its managed-only contract for the 520-bed Bridgeport Correctional Center in Texas following a competitive re-bid process conducted by the State of Texas. The contract was terminated effective August 31, 2010.

Effective September 1, 2010, the Company's management contract for the operation of the 450-bed South Texas Intermediate Sanction Facility terminated. This facility was not owned by the Company.

Effective May 29, 2011, the Company's subsidiary in the United Kingdom will no longer manage the 215-bed Campsfield House Immigration Removal Centre in Kidlington, England.

Commitments

The Company is currently developing a number of projects using company financing. The Company's management estimates that these existing capital projects will cost approximately $282.4 million, of which $54.9 million was spent through the end of 2010. The Company estimates the remaining capital requirements related to these capital projects to be approximately $227.5 million, which will be spent through fiscal years 2011 and 2012. Capital expenditures related to facility maintenance costs are expected to range between $20.0 million and $25.0 million for fiscal year 2010. In addition to these current estimated capital requirements for 2011 and 2010, the Company is currently in the process of bidding on, or evaluating potential bids for the design, construction and management of a number of new projects. In the event that the Company wins bids for these projects and decides to self-finance their construction, its capital requirements in 2011 could materially increase.

Consulting agreement with Wayne H. Calabrese

Wayne H. Calabrese, the Company's former Vice Chairman, President and Chief Operating Officer retired effective December 31, 2010. Mr. Calabrese's business development and oversight responsibilities were reassigned throughout the Company's senior management team and existing corporate structure. Mr. Calabrese will continue to work with the Company in a consulting capacity pursuant to a consulting agreement, dated as of August 26, 2010 for a minimum term of one year. Under the terms of the Consulting Agreement, which began on January 3, 2011, Mr. Calabrese provides services to the Company and its subsidiaries for a monthly consulting fee. Services provided include business development and contract administration assistance relative to new and existing contracts.

16. Earnings Per Share

Basic earnings per share is computed by dividing the income from continuing operations attributable to The GEO Group Inc., shareholders by the weighted average number of outstanding shares of common stock. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator includes dilutive common stock equivalents such as stock options and shares of restricted stock. Basic and diluted earnings per share ("EPS") were calculated for the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008 as follows (in thousands, except per share data):

Fiscal Year	2010	2009	2008
	(In thousands, except per share data)		
Income from continuing operations	$ 62,790	$ 66,469	$ 61,829
Net (income) loss attributable to noncontrolling interests	678	(169)	(376)
Income from continuing operations attributable to The GEO Group, Inc.	$ 63,468	$ 66,300	$ 61,453
Basic earnings per share from continuing operations attributable to The GEO Group, Inc.:			
Weighted average shares outstanding	55,379	50,879	50,539
Per share amount	$ 1.15	$ 1.30	$ 1.22
Diluted earnings per share from continuing operations attributable to The GEO Group, Inc.:			
Weighted average shares outstanding	55,379	50,879	50,539
Effect of dilutive securities:			
Employee and director stock options and restricted stock	610	1,043	1,291
Weighted average shares assuming dilution	55,989	51,922	51,830
Per share amount	$ 1.13	$ 1.28	$ 1.19

For the fiscal year ended January 2, 2011, 25,570 weighted average shares of stock underlying options were excluded from the computation of diluted EPS because the effect would be anti-dilutive. No shares of restricted stock were anti-dilutive.

For the fiscal year ended January 3, 2010, 69,492 weighted average shares of stock underlying options and 107 weighted average shares of restricted stock were excluded from the computation of diluted EPS because the effect would be anti-dilutive.

For the fiscal year December 28, 2008, 372,725 weighted average shares of stock underlying options and 8,986 weighted average shares of restricted stock were excluded from the computation of diluted EPS because the effect would be anti-dilutive.

17. Benefit Plans

The Company has two non-contributory defined benefit pension plans covering certain of the Company's executives. Retirement benefits are based on years of service, employees' average compensation for the last five years prior to retirement and social security benefits. Currently, the plans are not funded. The Company purchased and is the beneficiary of life insurance policies for certain participants enrolled in the plans.

As of January 2, 2011, the Company had a non-qualified deferred compensation agreement with its Chief Executive Officer ("CEO") which was modified in 2002, and again in 2003. The current agreement provides for a lump sum payment upon retirement, no sooner than age 55. As of January 2, 2011, the CEO had reached age 55 and was eligible to receive the payment upon retirement. Prior to the effective retirement date of December 31, 2010, Wayne H. Calabrese, the Company's former Vice Chairman, President and Chief Operating Officer, also had a deferred compensation agreement under the non-qualified deferred compensation plan. As a result of his retirement, the Company paid $4.4 million in discounted retirement benefits under his non-qualified deferred compensation agreement, including a gross up of $1.6 million for certain taxes as specified in the deferred compensation agreement. As a result of Mr. Calabrese's retirement, the Company recognized $0.3 million in settlement charges. During the fiscal year ended January 2, 2011, the Company repurchased 358,126 shares from Mr. Calabrese under the stock repurchase program for $7.5 million. The Company also purchased 268,475 shares from Mr. Calabrese for $6.1 million which were retired by the Company immediately upon repurchase.

The following table summarizes key information related to the Company's pension plans and retirement agreements. The table illustrates the reconciliation of the beginning and ending balances of the benefit obligation showing the effects during the periods presented attributable to each of the following: service cost, interest cost, plan amendments, termination benefits, actuarial gains and losses. The Company's liability relative to its pension plans and retirement agreements was $13.8 million and $16.2 million as of January 2, 2011 and January 3, 2010, respectively. The long-term portion of the pension liability as of January 2, 2011 and January 3, 2010 was $13.6 million and $16.0 million, respectively, and is included in Other Non-Current liabilities in the accompanying balance sheets. The assumptions used in the Company's calculation of accrued pension costs are based on market information and the Company's historical rates for employment compensation and discount rates, respectively.

	2010	2009
Change in Projected Benefit Obligation		
Projected Benefit Obligation, Beginning of Year	$ 16,206	$ 19,320
Service Cost	525	563
Interest Cost	746	717
Plan Amendments	—	—
Actuarial (Gain) Loss	986	(1,047)
Benefits Paid	(4,633)	(3,347)
Projected Benefit Obligation, End of Year	$ 13,830	$ 16,206
Change in Plan Assets		
Plan Assets at Fair Value, Beginning of Year	$ —	$ —
Company Contributions	4,633	3,347
Benefits Paid	(4,633)	(3,347)
Plan Assets at Fair Value, End of Year	$ —	$ —
Unfunded Status of the Plan	$ (13,830)	$ (16,206)
Amounts Recognized in Accumulated Other Comprehensive Income		
Prior Service Cost	—	41
Net Loss	1,671	1,014
Total Pension Cost	$ 1,671	$ 1,055

	Fiscal 2010	Fiscal 2009
Components of Net Periodic Benefit Cost		
Service Cost	$ 525	$ 563
Interest Cost	746	717
Amortization of:		
Prior Service Cost	41	41
Net Loss	33	249
Settlements	297	241
Net Periodic Pension Cost	$ 1,642	$ 1,811
Weighted Average Assumptions for Expense		
Discount Rate	5.75%	5.75%
Expected Return on Plan Assets	N/A	N/A
Rate of Compensation Increase	4.50%	4.50%

The amount included in other accumulated comprehensive income as of January 2, 2011 that is expected to be recognized as a component of net periodic benefit cost in fiscal year 2011 is $0.2 million.

The benefit payments reflected in the table below represent the Company's obligations to employees that are eligible for retirement or have already retired and are receiving deferred compensation benefits:

Fiscal Year	Pension Benefits (In thousands)
2011	$ 5,944
2012	236
2013	234
2014	284
2015	296
Thereafter	6,836
	$ 13,830

The Company also maintains the GEO Group Inc., Deferred Compensation Plan ("Deferred Compensation Plan"), a non-qualified deferred compensation plan for employees who are ineligible to participate in its qualified 401(k) plan. Eligible employees may defer a fixed percentage of their salary and the Company matches employee contributions up to a certain amount based on the employee's years of service. Payments will be made at retirement age of 65, at termination of employment or earlier depending on the employees' elections. Effective December 18, 2009, the Company established a rabbi trust; the purpose of which is to segregate the assets of the Deferred Compensation Plan from the Company's cash balances. The funds in the rabbi trust will not be available to the Company for any purpose other than to fund the Deferred Compensation Plan; however, these funds may be available to the Company's creditors in the event the Company becomes insolvent. All employee and employer contributions relative to the Deferred Compensation Plan are made directly to the rabbi trust. As of January 2, 2011, the Company has transferred an aggregate of $5.8 million in cash to the rabbi trust to fund the Deferred Compensation Plan, all of which is reflected as restricted cash in the accompanying balance sheet. The Company recognized expense related to its contributions of $0.2 million, $0.1 million and $0.1 million in fiscal years 2010, 2009 and 2008, respectively. The total liability, including the current portion, for this plan at January 2, 2011 and January 3, 2010 was $6.2 million and $4.7 million, respectively. The liability, excluding current portion of $0.2 million and $0.4 million as of January 2, 2011 and January 3, 2010, respectively, is included in other non-current liabilities in the accompanying consolidated balance sheets.

18. Business Segment and Geographic Information

Operating and Reporting Segments

The Company conducts its business through four reportable business segments: U.S. Detention & Corrections segment; International Services segment; GEO Care segment; and Facility Construction & Design segment. The Company has identified these four reportable segments to reflect the current view that the Company operates four distinct business lines, each of which constitutes a material part of its overall business. The U.S. Detention & Corrections segment primarily encompasses U.S.-based privatized corrections and detention business. The International Services segment primarily consists of privatized corrections and detention operations in South Africa, Australia and the United Kingdom. The GEO Care segment, which is operated by the Company's wholly-owned subsidiary GEO Care, Inc., represents services provided to adult offenders and juveniles for mental health, residential and non-residential treatment, educational and community based programs and pre-release and half-way house programs, all of which is currently conducted in the U.S. The Facility Construction & Design segment consists of contracts with various state, local and federal agencies for the design and construction of facilities for which the Company has management contracts. Generally, the assets and revenues from the Facility Construction & Design segment are offset by a similar amount of liabilities and expenses. As a result of the acquisition of Cornell, management's review of certain segment financial data was revised with regards to the Bronx Community Re-entry Center and the Brooklyn Community Re-entry Center. These facilities now report within the GEO Care segment and are no longer included with U.S. Detention & Corrections. Segment disclosures reflect these reclassifications for all periods presented.

The segment information presented in the prior periods has been reclassified to conform to the current presentation (in thousands):

Fiscal Year	2010	2009	2008
Revenues:			
U.S. Detention & Corrections	$ 842,417	$ 772,497	$ 700,587
International Services	190,477	137,171	128,672
GEO Care	213,819	133,387	127,850
Facility Construction & Design	23,255	98,035	85,897
Total revenues	$ 1,269,968	$ 1,141,090	$ 1,043,006
Depreciation and amortization:			
U.S. Detention & Corrections	$ 39,744	$ 35,855	$ 33,770
International Services	1,767	1,448	1,556
GEO Care	6,600	2,003	2,080
Facility Construction & Design	—	—	—
Total depreciation and amortization	$ 48,111	$ 39,306	$ 37,406
Operating Income:			
U.S. Detention & Corrections	$ 204,398	$ 178,329	$ 156,317
International Services	12,311	8,017	10,737
GEO Care	27,746	17,958	16,167
Facility Construction & Design	2,382	381	326
Operating income from segments	246,837	204,685	183,547
General and Administrative Expenses	(106,364)	(69,240)	(69,151)
Total operating income	$ 140,473	$ 135,445	$ 114,396

The increase in revenues for U.S. Detention & Corrections and GEO Care in 2010 compared to 2009 is primarily due to the acquisition of Cornell in August 2010 which contributed additional revenues to these segments of $85.5 million and $65.7 million, respectively. The increase in revenues for U.S. Detention & Corrections in 2009 compared to 2008 is primarily attributable to project activations, capacity increases and per diem rate increases at existing facilities and new management contracts. The Company experienced increases in revenues from International Services in 2010 as a result of positive fluctuations in foreign currency translation as well as from its new management contracts for the operation of the Parklea Correctional Centre in Sydney, Australia ("Parklea") and the Harmondsworth Immigration Removal Centre in London, England ("Harmondsworth"). The Company provided services under these contracts for the full year in 2010 compared to a partial period during 2009. In 2010, the Company experienced significant decreases in revenues reported in its Facility Construction & Design segment as a result of the completion of Blackwater River Correctional Facility in Milton Florida ("Blackwater River").

In 2010, a significant increase in operating income for the U.S. Detention & Corrections and GEO Care reporting segments was the result of the Company's acquisition of Cornell in August 2010 which resulted in additional operating income of $15.9 million and $10.9 million, respectively. Additional increases related to GEO Care in 2010, and to a lesser extent in 2009, are associated with the Company's acquisition of Just Care, Inc., September 30, 2009. In 2010, the Company experienced significant decreases in operating income reported in its Facility Construction & Design segment as a result of the completion of Blackwater River.

	2010	2009
Segment assets:		
U.S. Detention & Corrections	$ 1,855,777	$ 1,143,248
International Services	103,004	95,659
GEO Care	301,601	110,231
Facility Construction & Design	26	13,736
Total segment assets	$ 2,260,408	$ 1,362,874

Assets in the Company's Facility Construction & Design segment are primarily made up of accounts receivable, which includes trade receivables and construction retainage receivable.

Pre-Tax Income Reconciliation of Segments

The following is a reconciliation of the Company's total operating income from its reportable segments to the Company's income before income taxes, equity in earnings of affiliates and discontinued operations, in each case, during the fiscal years ended January 2, 2011, January 3, 2010, and December 28, 2008, respectively.

Fiscal Year Ended	2010	2009	2008
		(In thousands)	
Operating income from segments	$ 246,837	$ 204,685	$ 183,547
Unallocated amounts:			
General and administrative expense	(106,364)	(69,240)	(69,151)
Net interest expense	(34,436)	(23,575)	(23,157)
Costs related to early extinguishment of debt	(7,933)	(6,839)	—
Income before income taxes, equity in earnings of affiliates and discontinued operations	$ 98,104	$ 105,031	$ 91,239

Asset Reconciliation

The following is a reconciliation of the Company's reportable segment assets to the Company's total assets as of January 2, 2011 and January 3, 2010, respectively.

	2010	2009
Reportable segment assets	$ 2,260,408	$ 1,362,874
Cash	39,664	33,856
Deferred income tax	33,062	17,020
Restricted cash and investments	90,642	34,068
Total assets	$ 2,423,776	$ 1,447,818

Geographic Information

During each of the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008, the Company's international operations were conducted through (i) the Company's wholly owned Australian subsidiary, The GEO Group Australia Pty. Ltd., through which the Company has management contracts for four correctional facilities and also provides comprehensive healthcare services to nine government-operated prisons; (ii) the Company's consolidated joint venture in South Africa, SACM, through which the Company manages one correctional facility; and (iii) the Company's wholly-owned subsidiary in the United Kingdom, The GEO Group UK Ltd., through which the Company manages two facilities including the Campsfield House Immigration Removal Centre and the Harmondsworth Immigration Removal Centre.

Fiscal Year	2010	2009	2008
		(In thousands)	
Revenues:			
U.S. operations	$ 1,079,491	$ 1,003,919	$ 914,334
Australia operations	142,648	103,197	101,995
South African operations	19,231	16,843	15,316
United Kingdom	28,598	17,131	11,361
Total revenues	$ 1,269,968	$ 1,141,090	$ 1,043,006
Long-lived assets:			
U.S. operations	$ 1,506,666	$ 994,327	$ 875,703
Australia operations	3,603	2,887	2,000
South African operations	439	447	492
United Kingdom	584	899	421
Total long-lived assets	$ 1,511,292	$ 998,560	$ 878,616

Sources of Revenue

The Company derives most of its revenue from the management of privatized correction and detention facilities. The Company also derives revenue from GEO Care and from the construction and expansion of new and existing correctional, detention and GEO Care facilities. All of the Company's revenue is generated from external customers.

Fiscal Year	2010	2009	2008
		(In thousands)	
Revenues:			
Detention & Corrections	$ 1,032,894	$ 909,668	$ 829,259
GEO Care	213,819	133,387	127,850
Facility Construction & Design	23,255	98,035	85,897
Total revenues	$ 1,269,968	$ 1,141,090	$ 1,043,006

Equity in Earnings of Affiliates

Equity in earnings of affiliates for 2010, 2009 and 2008 includes the operating results from one of the Company's joint ventures in South Africa, SACS. This joint venture is accounted for under the equity method and the Company's investment in SACS is presented as a component of other non-current assets in the accompanying consolidated balance sheets.

A summary of financial data for SACS is as follows:

Fiscal Year	2010	2009	2008
		(In thousands)	
Statement of Operations Data			
Revenues	$ 46,005	$ 37,736	$ 35,558
Operating income	18,350	14,958	13,688
Net income	8,435	7,034	9,247
Balance Sheet Data			
Current assets	40,624	33,808	18,421
Noncurrent assets	50,613	47,453	37,722
Current liabilities	3,552	2,888	2,245
Non-current liabilities	60,129	53,877	41,321
Shareholders' equity	27,556	24,496	12,577

As of January 2, 2011 and January 3, 2010, the Company's investment in SACS was $13.8 million and $12.2 million, respectively. The investment is included in other non-current assets in the accompanying consolidated balance sheets.

Business Concentration

Except for the major customers noted in the following table, no other single customer made up greater than 10% of the Company's consolidated revenues for the following fiscal years.

Customer	2010	2009	2008
Various agencies of the U.S Federal Government:	35%	31%	28%
Various agencies of the State of Florida:	14%	16%	17%

Credit risk related to accounts receivable is reflective of the related revenues.

19. Income Taxes

The United States and foreign components of income (loss) before income taxes and equity income from affiliates are as follows:

	2010	2009	2008
		(In thousands)	
Income (loss) before income taxes, equity earnings in affiliates, and discontinued operations			
United States	$ 84,531	$ 96,651	$ 78,542
Foreign	13,573	8,380	12,697
	98,104	105,031	91,239
Discontinued operations:			
Income (loss) from operation of discontinued business	—	(562)	(2,316)
Total	$ 98,104	$ 104,469	$ 88,923

Taxes on income (loss) consist of the following components:

	2010	2009	2008
		(In thousands)	
Federal income taxes:			
Current	$ 13,316	$ 24,443	$ 24,164
Deferred	16,070	10,734	2,621
	29,386	35,177	26,785
State income taxes:			
Current	2,713	2,889	2,626
Deferred	3,136	310	(558)
	5,849	3,199	2,068
Foreign:			
Current	5,562	4,737	4,587
Deferred	(1,265)	(1,034)	593
	4,297	3,703	5,180
Total U.S. and foreign	39,532	42,079	34,033
Discontinued operations:			
Taxes (benefit) from operations of discontinued business	—	(216)	236
Total	$ 39,532	$ 41,863	$ 34,269

A reconciliation of the statutory U.S. federal tax rate (35.0%) and the effective income tax rate is as follows:

	2010	2009	2008
		(In thousands)	
Continuing operations:			
Provisions using statutory federal income tax rate	$ 34,336	$ 36,761	$ 31,934
State income taxes, net of federal tax benefit	3,671	2,949	2,635
Change in contingent tax liabilities	(2,366)	1,591	—
Impact of nondeductible transaction costs	3,230	283	—
Other, net	661	495	(536)

Total continuing operations	39,532	42,079	34,033
Discontinued operations:			
Taxes (benefit) from operations of discontinued business	—	(216)	236
Provision (benefit) for income taxes	$ 39,532	$ 41,863	$ 34,269

The components of the net current deferred income tax asset as of January 2, 2011 and January 3, 2010 are as follows:

	2010	2009
	(In thousands)	
Accrued liabilities	$ 20,277	$ 11,938
Accrued compensation	8,805	4,438
Other, net	3,044	644
Total asset	$ 32,126	$ 17,020

The components of the net non-current deferred income tax asset as of January 2, 2011 and January 3, 2010 are as follows:

	2010	2009
	(In thousands)	
Depreciation	$ 936	$ —
Total asset	$ 936	$ —

The components of the net non-current deferred income tax liability as of January 2, 2011 and January 3, 2010 are as follows:

	2010	2009
	(In thousands)	
Deferred compensation	$ 7,628	$ 7,955
Net operating losses	7,988	6,150
Tax credits	4,414	4,203
Deferred loan costs	2,143	2,211
Equity Awards	2,047	1,638
Other, net	223	1,700
Bond discount	(780)	(916)
Residual U.S. tax liability on unrepatriated foreign earnings	(3,052)	(1,775)
Valuation allowance	(7,793)	(5,587)
Deferred Rent	(10,630)	(684)
Intangible assets	(28,657)	(5,521)
Depreciation	(37,077)	(16,434)
Total liability	$ (63,546)	$ (7,060)

Deferred income taxes should be reduced by a valuation allowance if it is not more likely than not that some portion or all of the deferred tax assets will be realized. On a periodic basis, management evaluates and determines the amount of the valuation allowance required and adjusts such valuation allowance accordingly. At fiscal year end 2010 and 2009, the Company has a valuation allowance of $7.9 million and $6.0 million, respectively related to deferred tax assets for foreign net operating losses, state net operating losses and state tax credits. The valuation allowance increased by $1.9 million during the fiscal year ended January 2, 2011 primarily due to additional state net operating losses acquired as part of the merger with Cornell. In the fiscal year ended January 3, 2010, the Company implemented new guidance relative to the accounting for business combinations and as such, for years beginning after December 15, 2008, the Company records the reduction of a valuation allowance related to business acquisitions as a reduction of income tax expense.

The Company provides income taxes on the undistributed earnings of non-U.S. subsidiaries except to the extent that such earnings are indefinitely invested outside the United States. At January 2, 2011, $13.1 million of accumulated undistributed earnings of non-U.S. subsidiaries were indefinitely invested. At the existing U.S. federal income tax rate, additional taxes (net of foreign tax credits) of $4.1 million would have to be provided if such earnings were remitted currently.

At fiscal year end 2010, the Company had $3.9 million of Federal net operating loss carryforwards which begin to expire in 2020 and $50.3 million of combined net operating loss carryforwards in various states which begin to expire in 2011.

Also at fiscal year end 2010, the Company had $11.8 million of foreign operating losses which carry forward indefinitely and $6.8 million of state tax credits which begin to expire in 2011. The Company has recorded a full and partial valuation allowance against the deferred tax assets related to the foreign operating losses and state tax credits, respectively.

In fiscal 2008, the Company's equity affiliate SACS recognized a one time tax benefit of $1.9 million related to a change in the tax treatment applicable to the affiliate with retroactive effect. Under the tax treatment, expenses which were previously disallowed are now deductible for South African tax purposes. The one time tax benefit relates to an increase in the deferred tax assets of the affiliate as a result of the change in tax treatment.

The Company recognizes the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. The exercise of non-qualified stock options which have been granted under the Company's stock option plans give rise to compensation income which is includable in the taxable income of the applicable employees and deducted by the Company for federal and state income tax purposes. Such compensation income results from increases in the fair market value of the Company's common stock subsequent to the date of grant. At fiscal year end 2010, the deferred tax asset net of a valuation allowance related to unexercised stock options and restricted stock grants for which the company has recorded a book expense was $2.5 million.

The Company implemented guidance relative to accounting for uncertainties in income taxes, effective at the beginning of the Company's fiscal year ended December 30, 2007. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2010	2009	2008
		(In thousands)	
Balance at Beginning of Period	$ 5,947	$ 5,889	$ 5,417
Additions based on tax positions related to the current year	3,251	479	1,877
Additions for tax positions of prior years	200	4,854	659
Additions from current year acquisitions	2,928	—	—
Reductions for tax positions of prior years	(2,891)	(1,877)	(1,809)
Reductions as result of a lapse of applicable statutes of limitations	—	—	(169)
Settlements	(173)	(3,398)	(86)
Balance at End of Period	$ 9,262	$ 5,947	$ 5,889

All amounts in the reconciliation are reported on a gross basis and do not reflect a federal tax benefit on state income taxes. Inclusive of the federal tax benefit on state income taxes the ending balance as of January 2, 2011 is $8.0 million. Included in the balance at January 2, 2011 is $3.2 million related to tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. Under deferred tax accounting, the timing of a deduction does not affect the annual effective tax rate but does affect the timing of tax payments. In addition to a decrease in the unrecognized tax benefits related to the reversal of these timing related tax positions, the Company also anticipates a significant decrease in the unrecognized tax benefits within 12 months of the reporting date of approximately $2.3 million. Reductions for tax positions of prior years reported in the reconciliation for 2010 include amounts related to proposed federal audit adjustments for the years 2002 through 2005, for which the company reached an agreement with the office of IRS Appeals which is currently being reviewed at a higher level. The balance at January 2, 2011 includes $4.0 million of unrecognized tax benefits which, if ultimately recognized, will reduce the Company's annual effective tax rate.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2002. In the fourth quarter of 2009 the U.S. Internal Revenue Service commenced an examination of the Company's U.S. income tax returns for 2006 through 2008. In October 2010, the audit was concluded and resulted in no changes to the Company's income tax positions.

During the fourth fiscal quarter of 2009, the IRS completed its examination of the Company's U.S. federal income tax returns for the years 2002 through 2005. Following the examination, the IRS notified the Company that it proposed to disallow a deduction that the Company realized during the 2005 tax year. The Company appealed this proposed disallowed deduction with the IRS's appeals division. In December 2010, the Company reached an agreement with the office of IRS Appeals on the amount of the deduction which is currently being reviewed at a higher level. The Company previously reported that if the disallowed deduction were to be sustained on appeal, it could result in a potential tax exposure to the Company of up to $15.4 million. The Company believes in the merits of its position and intends to defend its rights vigorously, including its rights to litigate the matter if it cannot be resolved favorably at the IRS's appeals level. If this matter is resolved unfavorably, it may have a material adverse effect on the Company's financial position, results of operations and cash flows.

The calculation of the Company's provision (benefit) for income taxes requires the use of significant judgment and involves dealing with uncertainties in the application of complex tax laws and regulations. In determining the adequacy of the Company's provision (benefit) for income taxes, potential settlement outcomes resulting from income tax examinations are regularly assessed. As such, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty.

During the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008, the Company recognized $(0.8) million, $0.1 million and $0.4 million in interest and penalties, respectively. The Company had accrued $1.5 million and $2.0 million for the payment of interest and penalties at January 2, 2011, and January 3, 2010, respectively. The Company classifies interest and penalties as interest expense and other expense, respectively.

20. Selected Quarterly Financial Data (Unaudited)

The Company's selected quarterly financial data is as follows (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(4)
2010				
Revenues(1)	$ 287,542	$ 280,095	$ 327,933	$ 374,398
Operating income(2)	34,524	33,050	29,524	43,375
Income from continuing operations(3)	17,708	17,025	5,010	23,047
Income (loss) from discontinued operations, net of tax	—	—	—	—
Basic earnings per share:				
Income from continuing operations	$ 0.35	$ 0.35	$ 0.09	$ 0.37
Income (loss) from discontinued operations	—	—	—	—
Net income per share	$ 0.35	$ 0.35	$ 0.09	$ 0.37
Diluted earnings per share:				
Income from continuing operations	$ 0.34	$ 0.35	$ 0.09	$ 0.36
Income (loss) from discontinued operations	—	—	—	—
Net income per share	$ 0.34	$ 0.35	$ 0.09	$ 0.36

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(4)
2009				
Revenues(1)	$ 259,061	$ 276,379	$ 294,865	$ 310,785
Operating income(2)	29,723	30,954	35,217	39,551
Income from continuing operations(3)	15,096	16,551	19,302	15,520
Income (loss) from discontinued operations, net of tax	(366)	20	—	—
Basic earnings per share:				
Income from continuing operations	$ 0.30	$ 0.32	$ 0.38	$ 0.30
Income (loss) from discontinued operations	(0.01)	0.01	0.00	0.00
Net income per share	$ 0.29	$ 0.33	$ 0.38	$ 0.30
Diluted earnings per share:				
Income from continuing operations	$ 0.29	$ 0.32	$ 0.37	$ 0.30
Income (loss) from discontinued operations	(0.01)	0.00	0.00	0.00
Net income per share	$ 0.28	$ 0.32	$ 0.37	$ 0.30

(1) Revenues increased in First and Second Quarters of 2010 compared to 2009 primarily as a result of contributions from the International Services segment which benefited from changes in foreign currency translation rates and new contracts for the operation of Parklea Correctional Centre in Australia and Harmondsworth Immigration Removal Centre in the United Kingdom. The Company also experienced increases in its GEO Care segment during these same periods due to the operation of the Columbia Regional Care Center in Columbia, South Carolina. The primary increases in the Third and Fourth Quarters of 2010 compared to the same periods in 2009 were primarily attributable to the Company's acquisition of Cornell in August 2010. Revenues in Third Quarter 2010 and Fourth Quarter 2010 include $53.6 million and $97.6 million, respectively, in Cornell revenues. Second Quarter 2010, Third Quarter 2010, and Fourth Quarter 2010 revenues for the Facility Construction & Design segment were significantly lower than revenues generated in these same periods during 2009 primarily due to the completion of Blackwater River Correctional Facility. The decrease in revenues related to this segment for these periods was $20.1 million, $36.2 million and $19.9 million, respectively.

(2) Operating income for Third Quarter 2010 and Fourth Quarter 2010 includes the impact of non-recurring transaction expenses of $15.7 million and $9.7 million, respectively, associated with the Company's acquisition of Cornell in August 2010 and its acquisition of BI completed in February 2011. Operating income for approximately half of Third Quarter 2010 and for the entire Fourth Quarter 2010 includes $7.6 million and $19.2 million, respectively, of Cornell's results. Operating income for First, Second, Third and Fourth Quarters 2009 includes start up costs of $1.2 million, $0.6 million, $1.0 million and $2.1 million, respectively for new facility management contracts.

(3) Income from continuing operations in Fourth Quarter 2010 and Fourth Quarter 2009 includes losses of $7.9 million and $6.8 million, respectively, associated with the extinguishment of debt. In October 2010, the Company terminated its Third Amended and Restated Credit Agreement and entered into a new Senior Credit Facility. In October 2009, the Company repaid its 8 ¼% Senior Notes and wrote off the related deferred financing costs.

(4) Fourth Quarter 2009 was a fourteen-week fiscal period in the fifty-three week fiscal year ended January 3, 2010. All of the other fiscal quarters presented had thirteen-week reporting periods.

21. Subsequent events

Acquisition of B.I. Incorporated

On February 10, 2011, the Company completed its previously announced acquisition of B.I., a Colorado corporation, pursuant to an Agreement and Plan of Merger, dated as of December 21, 2010 (the "Merger Agreement"), with BII Holding, a Delaware corporation, which owns BI, GEO Acquisition IV, Inc., a Delaware corporation and wholly-owned subsidiary of GEO ("Merger Sub"), BII Investors IF LP, in its capacity as the stockholders' representative, and AEA Investors 2006 Fund L.P. Under the terms of the Merger Agreement, Merger Sub merged with and into BII Holding (the "Merger"), with BII Holding emerging as the surviving corporation of the merger. As a result of the Merger, the Company paid merger consideration of $415.0 million in cash excluding transaction related expenses and subject to certain adjustments. Under the Merger Agreement, $12.5 million of the merger consideration was placed in an escrow account for a one-year period to satisfy any applicable indemnification claims pursuant to the terms of the Merger Agreement by GEO, the Merger Sub or its affiliates. At the time of the BI Acquisition, approximately $78.4 million, including accrued interest was outstanding under BI's senior term loan and $107.5 million, including accrued interest was outstanding under its senior subordinated note purchase agreement, excluding the unamortized debt discount. All indebtedness of BI under its senior term loan and senior subordinated note purchase agreement were repaid by BI with a portion of the $415.0 million of merger consideration. BI will be integrated into the Company's wholly-owned subsidiary, GEO Care.

The Company is identified as the acquiring company for US GAAP accounting purposes. Under the purchase method of accounting, the purchase price for BI will be allocated to BI's net tangible and intangible assets based on their estimated fair values as of February 10, 2011, the date of closing and the date that the Company obtained control over BI. In order to determine the fair values of a significant portion of the assets acquired and liabilities assumed, the Company will likely engage a third party independent valuation specialist. For any other assets acquired and liabilities assumed for which the Company is not obtaining an independent valuation, the fair value determined by the Company's management will represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. With the exception of any adjustments which may occur during the one-year measurement period proscribed by GAAP, the Company expects to establish a preliminary purchase price allocation with respect to the acquisition of BI by the end of the first quarter of the fiscal year 2011. The accounting for this acquisition was not complete at the time of this filing and accordingly, the Company has not presented the required business combination disclosures. The Company expects to record goodwill in connection with this transaction however, due to the timing of the closing of the transaction and the filing date of the Company's Annual Report on Form 10-K, it was impracticable for the Company to determine the value of any goodwill. As of the date of this filing, several significant inputs to the purchase accounting model had not been completed such as valuations for: (i) intangible assets related to acquired service contracts, (ii) property and equipment acquired, (iii) intangible assets related to any research and development projects and/or technology, (iv) intangible assets relative to trade names and patents, (vi) income taxes, (vii) other assets and liabilities for which the Company has not yet determined fair value. Additionally, it was impracticable to include meaningful pro forma financial results for the Company and BI on a combined basis as BI has a different fiscal year end than the Company and has not yet completed the close process around its quarterly financial information or its compilation for financial statements for a twelve-month period. The Company expects the pro forma adjustments to primarily consist of incremental interest expense related to the cash paid to the BI shareholders, estimates for the amortization of acquisition intangible assets, depreciation expense based on the fair value of property and equipment acquired, income tax effects, and other expenses which will result from the purchase price allocation and determination of fair value for assets acquired and liabilities assumed.

Stock-Based Awards

On February 28, 2011, the Company's Board of Directors approved the award of 205,000 performance based shares to the Company's Chief Executive Officer and Senior Vice Presidents which will vest over a 3-year period. These awards will be forfeited if the Company does not achieve certain targeted revenue in its fiscal year ended January 1, 2012.

Senior Notes due 2021

On February 10, 2011, the Company completed the issuance of $300.0 million in aggregate principal amount of ten-year, 6.625% senior unsecured notes due 2021 (the "6.625% Senior Notes") in a private offering under an Indenture dated as of February 10, 2011 among the Company, certain of its domestic subsidiaries, as guarantors, and Wells Fargo Bank, National Association, as trustee. The 2021 Notes were offered and sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended, and outside the United States in accordance with Regulations S under the Securities Act. The 6.625% Senior Notes were issued at a coupon rate and yield to maturity of 6.625%. Interest on the 6.625% Senior Notes will accrue at the rate of 6.625% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on August 15, 2011. The 6.625% Senior Notes mature on February 15, 2021. The Company used the net proceeds from this offering along with $150.0 million of borrowings under its Senior Credit Facility to finance the acquisition of BI and to pay related fees, costs, and expenses. The Company used the remaining net proceeds for general corporate purposes.

Amendment to Senior Credit Facility

On February 8, 2011, the Company entered into Amendment No. 1, dated as of February 8, 2011, to the Credit Agreement dated as of August 4, 2010, by and among the Company, the Guarantors party thereto, the lenders party thereto and BNP Paribas, as administrative agent, ("Amendment No. 1"). Amendment No. 1, among other things amended certain definitions and covenants relating to the total leverage ratios and the senior secured leverage ratios set forth in the Credit Agreement. This amendment increased the Company's borrowing capacity by $250.0 million and is comprised of $150.0 million in borrowings under a new Term Loan A-2 due August 2015, initially bearing interest at LIBOR plus 2.75%, and an incremental $100.0 million in borrowing capacity under the existing Revolver. Following the amendment, the Senior Credit Facility is now comprised of: $150.0 million Term Loan A due August 2015; $150.0 million Term Loan A-2 due August 2015; $200.0 million Term Loan B due August 2016; and $500.0 million Revolving Credit Facility due August 2015. Incremental borrowings of $150.0 million under our amended Senior Credit Facility along with proceeds from our $300.0 million offering of the 6.625% Senior Notes were used to finance the acquisition of BI. As of February 10, 2011 and following the BI acquisition, the Company had $493.4 million in borrowings outstanding, net of discount, under the Term Loans, $210.0 million in borrowings under the Revolving Credit Facility, approximately $56.2 million in letters of credit and $233.8 million in additional borrowing capacity under the Revolving Credit Facility.

22. Condensed Consolidating Financial Information

On October 20, 2009, the Company completed an offering of $250.0 million aggregate principal amount of its 7 ¾% Senior Notes due 2017 (the "Original Notes"). The Original Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and outside the United States only to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. In connection with the sale of the Original Notes, the Company entered into a Registration Rights Agreement with the initial purchasers of the Original Notes party thereto, pursuant to which the Company and its Subsidiary Guarantors (as defined below) agreed to file a registration statement with respect to an offer to exchange the Original Notes for a new issue of substantially identical notes registered under the Securities Act (the "Exchange Notes", and together with the Original Notes, the "7 ¾% Senior Notes"). The 7 ¾% Senior Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by the Company and certain of its wholly-owned domestic subsidiaries (the "Subsidiary Guarantors").

The following condensed consolidating financial information, which has been prepared in accordance with the requirements for presentation of Rule 3-10(d) of Regulation S-X promulgated under the Securities Act, presents the condensed consolidating financial information separately for:

(i) The GEO Group, Inc., as the issuer of the 7 ¾% Senior Notes;

(ii) The Subsidiary Guarantors, on a combined basis, which are 100% owned by The Geo Group, Inc., and which are guarantors of the 7 ¾% Senior Notes;

(iii) The Company's other subsidiaries, on a combined basis, which are not guarantors of the 7 ¾% Senior Notes (the "Subsidiary Non-Guarantors");

(iv) Consolidating entries and eliminations representing adjustments to (a) eliminate intercompany transactions between or among the Company, the Subsidiary Guarantors and the Subsidiary Non-Guarantors and (b) eliminate the investments in the Company's subsidiaries; and

(v) The Company and its subsidiaries on a consolidated basis.

CONDENSED CONSOLIDATING BALANCE SHEET

	As of January 2, 2011				
	The GEO Group Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(Dollars in thousands)				
ASSETS					
Cash and cash equivalents	$ 2,614	$ 221	$ 36,829	—	$ 39,664
Restricted cash and investments	—	—	41,150	—	41,150
Accounts receivable, less allowance for doubtful accounts	121,749	129,903	23,832	—	275,484
Deferred income tax assets, net	15,191	12,808	4,127	—	32,126
Prepaid expenses and other current assets	12,325	23,555	9,256	(8,426)	36,710
Total current assets	151,879	166,487	115,194	(8,426)	425,134
Restricted Cash and Investments	6,168	—	43,324	—	49,492
Property and Equipment, Net	433,219	867,046	211,027	—	1,511,292
Assets Held for Sale	3,083	6,887	—	—	9,970
Direct Finance Lease Receivable	—	—	37,544	—	37,544
Intercompany Receivable	203,703	14,380	1,805	(219,888)	—
Deferred Income Tax Assets, Net	—		936		936
Goodwill	34	244,151	762	—	244,947
Intangible Assets, Net	—	85,384	2,429	—	87,813
Investment in Subsidiaries	1,184,297	—	—	(1,184,297)	—
Other Non-Current Assets	24,020	45,820	28,558	(41,750)	56,648
	$ 2,006,403	$ 1,430,155	$ 441,579	$ (1,454,361)	$ 2,423,776
LIABILITIES AND SHAREHOLDERS' EQUITY					
Accounts payable	$ 57,015	$ 13,254	$ 3,611	—	$ 73,880
Accrued payroll and related taxes	6,535	10,965	15,861	—	33,361
Accrued expenses	55,081	41,368	33,624	(8,426)	121,647
Current portion of capital lease obligations, long-term debt and non-recourse debt	9,500	782	31,292	—	41,574
Total current liabilities	128,131	66,369	84,388	(8,426)	270,462
Deferred Income Tax Liabilities	15,874	47,652	20	—	63,546
Intercompany Payable	1,805	199,994	18,089	(219,888)	—
Other Non-Current Liabilities	22,767	25,839	40,006	(41,750)	46,862
Capital Lease Obligations	—	13,686	—	—	13,686
Long-Term Debt	798,336	—	—	—	798,336
Non-Recourse Debt	—	—	191,394	—	191,394
Commitments & Contingencies					
Total Shareholders' Equity	1,039,490	1,076,615	107,682	(1,184,297)	1,039,490
	$ 2,006,403	$ 1,430,155	$ 441,579	$ (1,454,361)	$ 2,423,776

CONDENSED CONSOLIDATING BALANCE SHEET

	As of January 3, 2010				
	The GEO Group Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(Dollars in thousands)				
ASSETS					
Cash and cash equivalents	$ 12,376	$ 5,333	$ 16,147	—	$ 33,856
Restricted cash and investments	—	—	13,313	—	13,313
Accounts receivable, less allowance for doubtful accounts	110,643	53,457	36,656	—	200,756
Deferred income tax assets, net	12,197	1,354	3,469	—	17,020
Prepaid expenses and other current assets	4,428	2,311	7,950	—	14,689
Total current assets	139,644	62,455	77,535	—	279,634
Restricted Cash and Investments	2,900	—	17,855	—	20,755
Property and Equipment, Net	438,504	489,586	70,470	—	998,560
Assets Held for Sale	3,083	1,265	—	—	4,348
Direct Finance Lease Receivable	—	—	37,162	—	37,162
Intercompany Receivable	3,324	13,000	1,712	(18,036)	—
Goodwill	34	39,387	669	—	40,090
Intangible Assets, Net	—	15,268	2,311	—	17,579
Investment in Subsidiaries	650,605	—	—	(650,605)	—
Other Non-Current Assets	23,431	—	26,259	—	49,690
	$ 1,261,525	$ 620,961	$ 233,973	$ (668,641)	$ 1,447,818
LIABILITIES AND SHAREHOLDERS' EQUITY					
Accounts payable	$ 35,949	$ 6,622	$ 9,285	—	$ 51,856
Accrued payroll and related taxes	6,729	5,414	13,066	—	25,209
Accrued expenses	55,720	2,890	22,149	—	80,759
Current portion of capital lease obligations, long-term debt and non-recourse debt	3,678	705	15,241	—	19,624
Total current liabilities	102,076	15,631	59,741	—	177,448
Deferred Income Tax Liabilities	6,652	—	408	—	7,060
Intercompany Payable	1,712	—	16,324	(18,036)	—
Other Non-Current Liabilities	32,127	1,015	—	—	33,142
Capital Lease Obligations	—	14,419	—	—	14,419
Long-Term Debt	453,860	—	—	—	453,860
Non-Recourse Debt	—	—	96,791	—	96,791
Commitments & Contingencies					
Total Shareholders' Equity	665,098	589,896	60,709	(650,605)	665,098
	$ 1,261,525	$ 620,961	$ 233,973	$ (668,641)	$ 1,447,818

	For the Fiscal Year Ended January 2, 2011				
	The GEO Group, Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ 589,009	$ 522,526	$ 226,005	$ (67,572)	$ 1,269,968
Operating Expenses	518,387	344,046	180,159	(67,572)	975,020
Depreciation and Amortization	17,011	25,787	5,313	—	48,111
General and Administrative Expenses	46,840	41,552	17,972	—	106,364
Operating Income	6,771	111,141	22,561	—	140,473
Interest Income	5,309	1,326	5,836	(6,200)	6,271
Interest Expense	(29,484)	(6,126)	(11,297)	6,200	(40,707)
Loss on Extinguishment of Debt	(7,933)	—	—	—	(7,933)
Income (Loss) Before Income Taxes, Equity in Earnings of Affiliates, and Discontinued Operations	(25,337)	106,341	17,100	—	98,104
Provision for Income Taxes	(6,775)	41,090	5,217	—	39,532
Equity in Earnings of Affiliates, net of income tax provision	—	—	4,218	—	4,218
Income from Continuing Operations Before Equity Income of Consolidated Subsidiaries	(18,562)	65,251	16,101	—	62,790
Income from Consolidated Subsidiaries, net of income tax provision	81,352			(81,352)	—
Income from Continuing Operations	62,790	65,251	16,101	(81,352)	62,790
Add (Subtract): Loss (Earnings) Attributable to Noncontrolling Interests	—	—	—	678	678
Net Income Attributable to The GEO Group, Inc.	$ 62,790	$ 65,251	$ 16,101	$ (80,674)	$ 63,468

	For the Fiscal Year Ended January 3, 2010				
	The GEO Group Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ 620,271	$ 335,588	$ 235,747	$ (50,516)	$ 1,141,090
Operating Expenses	523,820	218,679	205,116	(50,516)	897,099
Depreciation and Amortization	17,877	17,128	4,301	—	39,306
General and Administrative Expenses	36,042	19,500	13,698	—	69,240
Operating Income	42,532	80,281	12,632	—	135,445
Interest Income	202	12	4,729	—	4,943
Interest Expense	(19,709)	—	(8,809)	—	(28,518)
Loss on Extinguishment of Debt	(6,839)	—	—	—	(6,839)
Income (Loss) Before Income Taxes, Equity in Earnings of Affiliates, and Discontinued Operations	16,186	80,293	8,552	—	105,031
Provision for Income Taxes	6,439	31,937	3,703	—	42,079
Equity in Earnings of Affiliates, net of income tax provision	—	—	3,517		3,517
Income from Continuing Operations Before Equity Income of Consolidated Subsidiaries	9,747	48,356	8,366	—	66,469
Income from Consolidated Subsidiaries, net of income tax provision	56,722			(56,722)	—
Income from Continuing Operations	66,469	48,356	8,366	(56,722)	66,469
Loss from Discontinued Operations, net of income tax provision	(346)	(193)	—	193	(346)
Net Income	66,123	48,163	8,366	(56,529)	66,123
Add (Subtract): Loss (Earnings) Attributable to Noncontrolling Interests	—	—	—	(169)	(169)
Net Income Attributable to The GEO Group, Inc.	$ 66,123	$ 48,163	$ 8,366	$ (56,698)	$ 65,954

	For the Fiscal Year Ended December 28, 2008				
	The GEO Group Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ 545,590	$ 327,079	$ 215,157	$ (44,820)	$ 1,043,006
Operating Expenses	469,903	216,380	180,590	(44,820)	822,053
Depreciation and Amortization	16,284	16,120	5,002	—	37,406
General and Administrative Expenses	34,682	20,792	13,677	—	69,151
Operating Income	24,721	73,787	15,888	—	114,396
Interest Income	323	84	6,638	—	7,045
Interest Expense	(20,505)	—	(9,697)	—	(30,202)
Loss on Extinguishment of Debt	—	—	—	—	—
Income (Loss) Before Income Taxes, Equity in Earnings of Affiliates, and Discontinued Operations	4,539	73,871	12,829	—	91,239
Provision for Income Taxes	1,670	27,183	5,180	—	34,033
Equity in Earnings of Affiliates, net of income tax provision	—	—	4,623	—	4,623
Income from Continuing Operations Before Equity Income of Consolidated Subsidiaries	2,869	46,688	12,272	—	61,829
Income from Consolidated Subsidiaries, net of income tax provision	58,960			(58,960)	—
Income from Continuing Operations	61,829	46,688	12,272	(58,960)	61,829
Loss from Discontinued Operations, net of income tax provision	(2,551)	(628)	(2,929)	3,557	(2,551)
Net Income	59,278	46,060	9,343	(55,403)	59,278
Add (Subtract): Loss (Earnings) Attributable to Noncontrolling Interests	—	—	—	(376)	(376)
Net Income Attributable to The GEO Group, Inc.	$ 59,278	$ 46,060	$ 9,343	$ (55,779)	$ 58,902

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended January 2, 2011			
	The GEO Group Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Consolidated
	(Dollars in thousands)			
Cash Flow From Operating Activities:				
Net cash provided by operating activities	$ 75,651	$ 10,922	$ 39,629	$ 126,202
Cash Flow from Investing Activities:				
Acquisition, cash consideration, net of cash acquired	(260,255)	—	—	(260,255)
Just Care purchase price adjustment	—	(41)	—	(41)
Proceeds from sale of property and equipment	—	528	—	528
Change in restricted cash	—	—	(11,432)	(11,432)
Capital expenditures	(80,016)	(15,801)	(1,244)	(97,061)
Net cash used in investing activities	(340,271)	(15,314)	(12,676)	(368,261)
Cash Flow from Financing Activities:				
Proceeds from long-term debt	726,000	—	—	726,000
Payments on long-term debt	(386,285)	(720)	(10,440)	(397,445)
Income tax benefit of equity compensation	3,926	—	—	3,926
Debt issuance costs	(8,400)	—	—	(8,400)
Payments for purchase of treasury shares	(80,000)	—	—	(80,000)
Payments on retirement of common stock	(7,078)	—	—	(7,078)
Proceeds from the exercise of stock options	6,695	—	—	6,695
Net cash provided by (used in) financing activities	254,858	(720)	(10,440)	243,698
Effect of Exchange Rate Changes on Cash and Cash Equivalents	—	—	4,169	4,169
Net Increase (Decrease) in Cash and Cash Equivalents	(9,762)	(5,112)	20,682	5,808
Cash and Cash Equivalents, beginning of period	12,376	5,333	16,147	33,856
Cash and Cash Equivalents, end of period	$ 2,614	$ 221	$ 36,829	$ 39,664

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended January 3, 2010			
	The GEO Group Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Consolidated
	(Dollars in thousands)			
Cash Flow From Operating Activities:				
Net cash provided by operating activities	$ (5,448)	$ 119,792	$ 16,761	$ 131,105
Cash Flow from Investing Activities:				
Acquisition, cash consideration, net of cash acquired	—	(38,386)	—	(38,386)
Proceeds from sale of property and equipment	150	29	—	179
Dividends from subsidiary	7,400	—	(7,400)	—
Change in restricted cash	—	—	2,713	2,713
Capital expenditures	(72,379)	(75,556)	(1,844)	(149,779)
Net cash used in investing activities	(64,829)	(113,913)	(6,531)	(185,273)
Cash Flow from Financing Activities:				
Cash dividends to noncontrolling interests	—	—	(176)	(176)
Proceeds from long-term debt	333,000	—	—	333,000
Payments on long-term debt	(252,678)	(676)	(14,120)	(267,474)
Income tax benefit of equity compensation	601	—	—	601
Debt issuance costs	(17,253)	—	—	(17,253)
Termination of interest rate swap agreements	1,719	—	—	1,719
Proceeds from the exercise of stock options	1,457	—	—	1,457
Net cash provided by (used in) financing activities	66,846	(676)	(14,296)	51,874
Effect of Exchange Rate Changes on Cash and Cash Equivalents	—	—	4,495	4,495
Net Increase (Decrease) in Cash and Cash Equivalents	(3,431)	5,203	429	2,201
Cash and Cash Equivalents, beginning of period	15,807	130	15,718	31,655
Cash and Cash Equivalents, end of period	$ 12,376	$ 5,333	$ 16,147	$ 33,856

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended December 28, 2008			
	The GEO Group Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Consolidated
	(Dollars in thousands)			
Cash Flow From Operating Activities:				
Net cash provided by operating activities	$ 42,322	$ 3,374	$ 25,773	$ 71,469
Cash Flow from Investing Activities:				
Proceeds from sale of property and equipment	—	1,029	107	1,136
Purchase of shares in consolidated affiliate	—	—	(2,189)	(2,189)
Dividend from subsidiary	2,676	—	(2,676)	—
Change in restricted cash	—	29	423	452
Capital expenditures	(123,401)	(3,615)	(3,974)	(130,990)
Net cash used in investing activities	(120,725)	(2,557)	(8,309)	(131,591)
Cash Flow from Financing Activities:				
Cash dividends to noncontrolling interests	—	—	(125)	(125)
Proceeds from long-term debt	156,000	—	—	156,000
Payments on long-term debt	(85,678)	(822)	(13,656)	(100,156)
Income tax benefit of equity compensation	786	—	—	786
Debt issuance costs	(3,685)	—	—	(3,685)
Proceeds from the exercise of stock options	753	—	—	753
Net cash provided by (used in) financing activities	68,176	(822)	(13,781)	53,573
Effect of Exchange Rate Changes on Cash and Cash Equivalents	—	—	(6,199)	(6,199)
Net Increase (Decrease) in Cash and Cash Equivalents	(10,227)	(5)	(2,516)	(12,748)
Cash and Cash Equivalents, beginning of period	26,034	135	18,234	44,403
Cash and Cash Equivalents, end of period	$ 15,807	$ 130	$ 15,718	$ 31,655

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act), as of the end of the period covered by this report. On the basis of this review, our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed in our reports filed with the Securities and Exchange Commission, or the SEC, under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and to ensure that the information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, in a manner that allows timely decisions regarding required disclosure.

On August 12, 2010, we acquired Cornell, at which time Cornell became our subsidiary. See Note 2 to the condensed consolidated financial statements contained in this Annual Report for further details of the transaction. We are currently in the process of assessing and integrating Cornell's internal controls over financial reporting into our financial reporting systems. Management's assessment of internal controls over financial reporting at January 2, 2011, excludes the operations of Cornell as allowed by SEC guidance related to internal controls of recently acquired entities. Management will include the operations of Cornell in its assessment of internal controls over financial reporting within one year from the date of acquisition.

It should be noted that the effectiveness of our system of disclosure controls and procedures is subject to certain limitations inherent in any system of disclosure controls and procedures, including the exercise of judgment in designing, implementing and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. Accordingly, there can be no assurance that our disclosure controls and procedures will detect all errors or fraud. As a result, by its nature, our system of disclosure controls and procedures can provide only reasonable assurance regarding management's control objectives.

Internal Control Over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

See "Item 8. — Financial Statements and Supplemental Data — Management's Report on Internal Control over Financial Reporting" for management's report on the effectiveness of our internal control over financial reporting as of January 2, 2011.

(b) Attestation Report of the Registered Public Accounting Firm

See "Item 8. — Financial Statements and Supplemental Data — Report of Independent Registered Certified Public Accountants" for the report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting as of January 2, 2011.

(c) Changes in Internal Control over Financial Reporting

Our management is responsible for reporting any changes in our internal control over financial reporting (as such terms is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management believes that there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Effective March 1, 2011, we amended the following executive employment agreements with our named executive officers, as determined as of the end of fiscal year 2009 and reflected in our proxy statement for the 2010 annual meeting of shareholders filed on March 24, 2010:

- Second Amended and Restated Executive Employment Agreement, effective December 31, 2008, by and between GEO and George C. Zoley;
- Senior Officer Employment Agreement, effective August 3, 2009, by and between GEO and Brian R. Evans;
- Senior Officer Employment Agreement, dated March 23, 2005, by and between GEO and John M. Hurley; and
- Amended and Restated Senior Officer Employment Agreement, effective December 31, 2008, by and between GEO and John J. Bulfin.

We amended the above executive employment agreements to reflect the new 2011 annual base salaries approved by the Compensation Committee for Messrs. Zoley, Evans, Hurley and Bulfin of $1,145,000, $500,000, $500,000 and $435,000, respectively. Additionally, we amended the above executive employment agreements to add a provision that all outstanding unvested stock options and restricted stock granted to each of Messrs. Zoley, Evans, Hurley and Bulfin fully vest immediately upon a "termination without cause" as such term is defined in each of their employment agreements, as approved by the Compensation Committee.

The foregoing description of the amendments to each of the executive employment agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the amendments, copies of which are filed herewith as Exhibits 10.33, 10.34, 10.35 and 10.36, respectively, and are incorporated herein by reference.

PART III

Items 10, 11, 12, 13 and 14

The information required by Items 10, 11, 12, 13 and 14 of Form 10-K will be contained in, and is incorporated by reference from, the proxy statement for our 2011 annual meeting of shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) *Financial Statements.*

The consolidated financial statements of GEO are filed under Item 8 of Part II of this report.

(2) *Financial Statement Schedules.*

Schedule II — Valuation and Qualifying Accounts — Page 92

All other schedules specified in the accounting regulations of the Securities and Exchange Commission have been omitted because they are either inapplicable or not required.

(3) *Exhibits Required by Item 601 of Regulation S-K. The following exhibits are filed as part of this Annual Report:*

Exhibit Number		Description
2.1	—	Agreement and Plan of Merger, dated as of September 19, 2006, among the Company, GEO Acquisition II, Inc. and CentraCore Properties Trust (incorporated herein by reference to Exhibit 2.1 of the Company's report on Form 8-K, filed on September 21, 2006)
2.2	—	Agreement and Plan of Merger, dated as of August 28, 2009 by and among Just Care, Inc., GEO Care, Inc. and GEO Care Acquisition, Inc. (incorporated by reference to Exhibit 2.1 of the Company's report on Form 8-K, filed on September 3, 2009)
2.3	—	Agreement and Plan of Merger, dated as of April 18, 2010, by and among The GEO Group, Inc., GEO Acquisition III, Inc. and Cornell Companies, Inc. (incorporated herein by reference to Exhibit 2.1 of the Company's report on Form 8-K, filed on April 20, 2010)
2.3A	—	Amendment to Agreement and Plan of Merger, dated as of July 22, 2010, by and among The GEO Group, Inc., GEO Acquisition III, Inc. and Cornell Companies, Inc. (incorporated herein by reference to Exhibit 2.1A of the Company's report on Form 8-K, filed on July 22, 2010).
2.4	—	Agreement and Plan of Merger, dated as of December 21, 2010, by and among The GEO Group, Inc., GEO Acquisition IV, Inc., BII Holding Corporation, BII Investors IF LP, in its capacity as the stockholders' representative, and AEA Investors 2006 Fund L.P. (incorporated by reference to Exhibit 2.1 to the Company's report on Form 8-K, filed on December 28, 2010)
3.1	—	Amended and Restated Articles of Incorporation of the Company, dated May 16, 1994 (incorporated herein by reference to Exhibit 3.1 to the Company's registration statement on Form S-1, filed on May 24, 1994)
3.2	—	Articles of Amendment to the Amended and Restated Articles of Incorporation, dated October 30, 2003 (incorporated herein by reference to Exhibit 3.2 to the Company's report on Form 10-K, filed on February 15, 2008)
3.3	—	Articles of Amendment to the Amended and Restated Articles of Incorporation, dated November 25, 2003 (incorporated herein by reference to Exhibit 3.3 to the Company's report on Form 10-K, filed on February 15, 2008)
3.4	—	Articles of Amendment to the Amended and Restated Articles of Incorporation, dated September 29, 2006 (incorporated herein by reference to Exhibit 3.4 to the Company's report on Form 10-K, filed on February 15, 2008)

Exhibit Number		Description
3.5	—	Articles of Amendment to the Amended and Restated Articles of Incorporation, dated May 30, 2007 (incorporated herein by reference to Exhibit 3.5 to the Company's report on Form 10-K, filed on February 15, 2008)
3.6	—	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's report on Form 8-K, filed on April 2, 2008)
4.1	—	Rights Agreement, dated as of October 9, 2003, between the Company and EquiServe Trust Company, N.A., as the Rights Agent (incorporated herein by reference to Exhibit 4.3 to the Company's report on Form 8-K, filed on July 29, 2003)
4.2	—	Indenture dated as of October 20, 2009 among the Company, the Guarantors party thereto and Wells Fargo Bank, National Association, as Trustee, relating to 7 ¾% Senior Notes Due 2017 (incorporated by reference to Exhibit 4.1 to the Company's report on Form 8-K, filed on October 20, 2009)
4.3	—	Indenture, dated as of February 10, 2011, by and among the Company, the Guarantors party thereto, and Wells Fargo Bank, National Association as Trustee relating to the 6 5/8% Senior Notes due 2021 (incorporated by reference to Exhibit 4.1 to the Company's report on Form 8-K, filed on February 16, 2011)
10.1	—	Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company's registration statement on Form S-1, filed on May 24, 1994)†
10.2	—	1994 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the Company's registration statement on Form S-1, filed on May 24, 1994)†
10.3	—	Form of Indemnification Agreement between the Company and its Officers and Directors (incorporated herein by reference to Exhibit 10.3 to the Company's registration statement on Form S-1, filed on May 24, 1994)†
10.4	—	Senior Officer Retirement Plan (incorporated herein by reference to Exhibit 10.4 to the Company's registration statement on Form S-1/A, filed on December 22, 1995)†
10.5	—	Amendment to the Company's Senior Officer Retirement Plan (incorporated herein by reference to Exhibit 10.5 to the Company's report on Form 10-K, filed on March 23, 2005)†
10.6	—	1999 Stock Option Plan (incorporated herein by reference to Exhibit 10.12 to the Company's report on Form 10-K, filed on March 30, 2000)†
10.7	—	Executive Retirement Agreement, dated March 7, 2002, between the Company and Dr. George C. Zoley (incorporated herein by reference to Exhibit 10.18 to the Company's report on Form 10-Q, filed on May 15, 2002)†
10.8	—	Executive Retirement Agreement, dated March 7, 2002, between the Company and Wayne H. Calabrese (incorporated herein by reference to Exhibit 10.19 to the Company's report on Form 10-Q, filed on May 15, 2002)†
10.9	—	Amended Executive Retirement Agreement, dated January 17, 2003, by and between the Company and George C. Zoley (incorporated herein by reference to Exhibit 10.18 to the Company's report on Form 10-K, filed on March 20, 2003)†
10.10	—	Amended Executive Retirement Agreement, dated January 17, 2003, by and between the Company and Wayne H. Calabrese (incorporated herein by reference to Exhibit 10.19 to the Company's report on Form 10-K, filed on March 20, 2003)†
10.11	—	Senior Officer Employment Agreement, dated March 23, 2005, by and between the Company and John M. Hurley (incorporated herein by reference to Exhibit 10.24 to the Company's report on Form 10-K, filed on March 23, 2005)†
10.12	—	Office Lease, dated September 12, 2002, by and between the Company and Canpro Investments Ltd. (incorporated herein by reference to Exhibit 10.22 to the Company's report on Form 10-K, filed on March 20, 2003)
10.13	—	The Geo Group, Inc. Senior Management Performance Award Plan.*†
10.14	—	Second Amended and Restated Executive Employment Agreement, effective December 31, 2008, by and between The GEO Group, Inc. and George C. Zoley (incorporated by reference to Exhibit 10.1 to the Company's report on Form 8-K January 7, 2009)†
10.15	—	Second Amended and Restated Executive Employment Agreement, effective December 31, 2008, by and between The GEO Group, Inc. and Wayne H. Calabrese (incorporated by reference to Exhibit 10.2 to the Company's report on Form 8-K January 7, 2009)†

Exhibit Number		Description
10.16	—	Amended and Restated Senior Officer Employment Agreement, effective December 31, 2008, by and between The GEO Group, Inc. and John J. Bulfin (incorporated by reference to Exhibit 10.4 to the Company's report on Form 8-K January 7, 2009)†
10.17	—	Amended and Restated The GEO Group, Inc. Senior Officer Retirement Plan, effective December 31, 2008 (incorporated by reference to Exhibit 10.8 to the Company's report on Form 8-K January 7, 2009)†
10.18	—	Senior Officer Employment Agreement, dated August 3, 2009, by and between the Company and Brian Evans (incorporated by reference to Exhibit 10.1 to the Company's report on Form 10-Q, filed on August 3, 2009)†
10.19	—	Registration Rights Agreement dated as of October 20, 2009 by and among the Company, the Guarantors party thereto and Banc of America Securities LLC, on behalf of itself and the other Initial Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Company's report on Form 8-K, filed on October 20, 2009)
10.20	—	Credit Agreement dated as of August 4, 2010 between the Company, as Borrower, certain of GEO's subsidiaries, as Grantors and BNP Paribas, as Lender and as Administrative Agent (incorporated by reference to Exhibit 10.44 to the Company's report on Form 8-K/A, filed on December 27, 2010)
10.21	—	Voting Agreement, dated as of April 18, 2010, by and among The Company, Inc. and certain stockholders of Cornell Companies, Inc. named therein (incorporated by reference to Exhibit 10.43 to the Company's report on Form 8-K, filed on April 20, 2010)
10.22	—	Amended and Restated The GEO Group, Inc. 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.45 to the Company's Registration Statement on Form S-8 (File No. 333-169198)).†
10.23	—	Amendment No. 1 to the Amended and Restated The GEO Group, Inc. 2006 Stock Incentive Plan.*†
10.24	—	Voting Agreement, dated as of December 21, 2010, by and among the Company, Inc., GEO Acquisition IV, Inc. and certain stockholders of BII Holding Corporation (incorporated by reference to Exhibit 10.47 to the Company's report on Form 8-K, filed on December 28, 2010)
10.25	—	Registration Rights Agreement, dated as of February 10, 2011, by and among the Company, the Guarantors party thereto, and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., J.P. Morgan Securities LLC and SunTrust Robinson Humphrey, Inc. as representatives of the Initial Purchasers (incorporated by reference to Exhibit 10.1 to the Company's report on Form 8-K, filed on February 16, 2011).
10.26	—	Cornell Companies, Inc. Amended and Restated 2006 Incentive Plan (incorporated by reference to Exhibit 10.46 to the Company's Registration Statement on Form S-8 (File No. 333-169199), filed on September 3, 2010).†
10.27	—	First Amendment to Second Amended and Restated Executive Employment Agreement, effective March 1, 2011, by and between the Company and George C. Zoley*†
10.28	—	First Amendment to Senior Officer Employment Agreement, effective March 1, 2011, by and between the Company and Brian R. Evans*†
10.29	—	First Amendment to Senior Officer Employment Agreement, effective March 1, 2011, by and between the Company and John M. Hurley*†
10.30	—	First Amendment to Amended and Restated Senior Officer Employment Agreement, effective March 1, 2011, by and between the Company and John J. Bulfin*†
21.1	—	Subsidiaries of the Company*
23.1	—	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm*
31.1	—	Rule 13a-14(a) Certification in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	—	Rule 13a-14(a) Certification in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	—	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	—	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
101.INS	—	XBRL Instance Document
101.SCH	—	XBRL Taxonomy Extension Schema

101.CAL	—	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	—	XBRL Taxonomy Extension Definition Linkbase
101.LAB	—	XBRL Taxonomy Extension Label Linkbase
101.PRE	—	XBRL Taxonomy Extension Presentation Linkbase

* Filed herewith.

† Management contract or compensatory plan, contract or agreement as defined in Item 402 (a)(3) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GEO GROUP, INC.

/s/ BRIAN R. EVANS
Brian R. Evans
Senior Vice President & Chief Financial Officer

Date: March 2, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GEORGE C. ZOLEY George C. Zoley	Chairman of the Board & Chief Executive Officer (principal executive officer)	March 2, 2011
/s/ BRIAN R. EVANS Brian R. Evans	Senior Vice President & Chief Financial Officer (principal financial officer)	March 2, 2011
/s/ RONALD A. BRACK Ronald A. Brack	Vice President, Chief Accounting Officer and Controller (principal accounting officer)	March 2, 2011
/s/ CLARENCE E. ANTHONY Clarence E. Anthony	Director	March 2, 2011
/s/ NORMAN A. CARLSON Norman A. Carlson	Director	March 2, 2011
/s/ ANNE N. FOREMAN Anne N. Foreman	Director	March 2, 2011
/s/ RICHARD H. GLANTON Richard H. Glanton	Director	March 2, 2011
/s/ CHRISTOPHER C. WHEELER Christopher C. Wheeler	Director	March 2, 2011

THE GEO GROUP, INC.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
For the Fiscal Years Ended January 2, 2011, January 3, 2010, and December 28, 2008

Description	Balance at Beginning of Period	Charged to Cost and Expenses	Charged to Other Accounts	Deductions, Actual Charge-Offs	Balance at End of Period
			(In thousands)		
YEAR ENDED JANUARY 2, 2011:					
Allowance for doubtful accounts	$ 429	$ 932	$ —	$ (53)	$ 1,308
YEAR ENDED JANUARY 3, 2010:					
Allowance for doubtful accounts	$ 625	$ 485	$ (346)	$ (335)	$ 429
YEAR ENDED DECEMBER 28, 2008:					
Allowance for doubtful accounts	$ 445	$ 602	$ (302)	$ (120)	$ 625
YEAR ENDED JANUARY 2, 2011:					
Asset Replacement Reserve	$ —	$ —	$ —	$ —	$ —
YEAR ENDED JANUARY 3, 2010:					
Asset Replacement Reserve	$ 623	$ (613)	$ —	$ (10)	$ —
YEAR ENDED DECEMBER 28, 2008:					
Asset Replacement Reserve	$ 885	$ 54	$ —	$ (316)	$ 623

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, George C. Zoley, certify that:

1. I have reviewed this annual report on Form 10-K of The GEO Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ George C. Zoley
George C. Zoley
Chief Executive Officer

Date: March 2, 2011

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Brian R. Evans, certify that:

1. I have reviewed this annual report on Form 10-K of The GEO Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Brian R. Evans
Brian R. Evans
Chief Financial Officer

Date: March 2, 2011

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of The GEO Group, Inc. (the "Company") for the fiscal year ended January 2, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I George C. Zoley, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ George C. Zoley
George C. Zoley
Chief Executive Officer

Date: March 2, 2011

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of The GEO Group, Inc. (the "Company") for the fiscal year ended January 2, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I Brian R. Evans, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Brian R. Evans
Brian R. Evans
Chief Financial Officer

Date: March 2, 2011

Shareholder Information

REGIONAL OFFICES

Eastern Region, USA
J. David Donahue, Vice President
13777 Ballantyne Corporate Place
Ballantyne Two, Suite 200
Charlotte, NC 28227
Phone: 704-543-3400 Fax: 704-543-3416

Central Region, USA
Reed E. Smith, Vice President
1777 NE Loop 410, Suite 1100
San Antonio, TX 78217
Phone: 210-804-4500 Fax: 210-804-4580

Western Region, USA
James H. Black, Vice President
6100 Center Drive, Suite 825
Los Angeles, CA 90045
Phone: 310-348-3000 Fax: 561-443-1898

INTERNATIONAL OFFICES

The GEO Group UK Ltd
Walter MacGowan, Managing Director
10 Suttons Business Park
Sutton Park Avenue
Reading, Berkshire RG6 1AZ
Tel: +44-118-935-9460 Fax: +44-118-935-9480

The GEO Group Australia Pty Ltd.
Pieter Bezuidenhout, Managing Director
Level 18, 44 Market Street
Sydney, New South Wales 2000, Australia
Phone: +61-2-9262-6100 Fax: +61-2-9262-6005

South African Custodial Services
Pieter Jordaan, Managing Director
Oak Place, Woodmead Office Park
Western Service Road
Woodmead, Sandton, South Africa 2191
Phone: +27-11-802-4440 Fax: +27-11-802-4491

GEO CARE DIVISIONAL OFFICES

BI Incorporated Headquarters
Bruce Thacher, President
6400 Lookout Road
Boulder, CO 80301
Phone: 800-241-2911, 303-218-1000 Fax: 303-218-1250

Youth Services Division Headquarters
Jon Swatsburg, Divisional Vice President
2840 Liberty Ave, Suite 300
Pittsburgh, PA 15222
Phone: 412-201-4160 Fax: 412-227-3688

OTHER OFFICERS

Ron G. Maddux
Executive Vice President, Corporate Development

Thomas F. Boyer
Vice President, Risk Management

Ronald A. Brack
Vice President, Chief Accounting Officer and Controller

Louis V. Carrillo
Vice President, Corporate Counsel and Assistant Secretary

Ronald D. Champion
Vice President, International Services

David C. Cooper
Vice President, Marketing, GEO Care

Loren A. Grayer
Divisional Vice President, Community-Based Services, GEO Care

Matthew J. DenAdel
Vice President, Pricing

Valerie A. Deveraux
Vice President, Residential Treatment Facilities, GEO Care

Dale W. Frick
Divisional Vice President, Residential Treatment Services, GEO Care

Karen E. Galin
Vice President, Clinical Programs, GEO Care

George P. Gintoli
Vice President, Secure Treatment Facilities, GEO Care

Gregor H. Heinrich
Vice President, Construction Services

Jennifer L. Houston
Vice President, Proposal Development

Craig A. Jenkins
Vice President, Finance, GEO Care

Geralyn S. Johnson
Vice President, Correctional Health Services, GEO Care

Charles F. Lister
Vice President, Security Operations, GEO Care

Marcel Maier
Vice President, Tax

Shayn P. March
Vice President, Finance and Treasurer

Amber D. Martin
Vice President, Contracts

David O. Meehan
Vice President, Business and Proposal Development, GEO Care

Philip D. Mosciski
Vice President, Design Services

Cassandra F. Newkirk
Vice President, Correctional Mental Health Services, GEO Care

Alfred P. Ramon III
Vice President and Chief Information Officer

Jeffrey A. Rone
Vice President, Security Operations, GEO Care

Kyle P. Schiller
Vice President, U.S. Operations

Cloid L. Shuler
Vice President, Business Development

Ed C. Spooner
Vice President, Design Services

Ernest A. Stepp
Vice President, Security

Ed A. Stubbs
Vice President, Transportation

Gary W. Templeton
Vice President, Programs

Joseph K. Woodring
Vice President, Office of Professional Responsibility

CORPORATE AND SHAREHOLDER INFORMATION

Corporate and shareholder information, as well as a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained free of charge by contacting Pablo E. Paez, Vice President, Corporate Relations at The GEO Group, Inc., One Park Place, 621 N.W. 53rd Street, Suite 700, Boca Raton, Florida 33487 or by visiting the Company's website at www.geogroup.com.

Annual Report Copy
Pablo E. Paez
Vice President, Corporate Relations

Annual Report Design
Kalia D. Mancell
Manager, Publications and Graphics

Auditors
Grant Thornton, LLP
81 Brickell Avenue, Suite 2450
Miami, FL 33131

Corporate Counsel
Akerman Senterfitt
One Southeast Third Avenue, 25th Floor
Miami, FL 33131

Transfer Agent and Registrar
BNY Mellon Shareowner Services
Newport Office Center VII 480 Washington Boulevard
Jersey City, New Jersey 07310
866-210-7619 www.melloninvestor.com/isd

Notice of Annual Meeting
The Annual Shareholder Meeting for The GEO Group, Inc. will be held at Ritz Carlton Ft. Lauderdale, 1 North Ft. Lauderdale Beach Blvd., Ft. Lauderdale Florida 33304 at 9:00 a.m. on May 4, 2011.

Officer Certification
The certifications of The GEO Group, Inc.'s Chief Executive Officer and Chief Financial Officer, required under section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to The GEO Group, Inc.'s Annual Report on Form 10-K. In 2010, The GEO Group, Inc.'s Chief Executive Officer submitted the annual certification to the New York Stock Exchange regarding The GEO Group, Inc.'s compliance with the New York Stock Exchange corporate governance listing standards.

Forward-Looking Statements — Safe Harbor
This report and the documents incorporated by reference herein contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. "Forward-looking" statements are any statements that are not based on historical information. Statements other than statements of historical facts included in this report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are "forward-looking" statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" or "continue" or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or "cautionary statements," include, but are not limited to: our ability to timely build and/or open facilities as planned, profitably manage such facilities and successfully integrate such facilities into our operations without substantial additional costs; the instability of foreign exchange rates, exposing us to currency risks in Australia, the United Kingdom, and South Africa, or other countries in which we may choose to conduct our business; our ability to reactivate the inactive beds at our idle facilities; an increase in unreimbursed labor rates; our ability to expand, diversify and grow our correctional and mental health and residential treatment services; our ability to win management contracts for which we have submitted proposals and to retain existing management contracts; our ability to raise new project development capital given the often short-term nature of the customers' commitment to use newly developed facilities; our ability to estimate the government's level of dependency on privatized correctional services; our ability to accurately project the size and growth of the U.S. and international privatized corrections industry; our ability to develop long-term earnings visibility; our ability to obtain future financing at competitive rates; our exposure to rising general insurance costs; our exposure to state and federal income tax law changes internationally and domestically; our exposure to claims for which we are uninsured; our exposure to rising employee and inmate medical costs; our ability to maintain occupancy rates at our facilities; our ability to manage costs and expenses relating to ongoing litigation arising from our operations; our ability to accurately estimate on an annual basis, loss reserves related to general liability, workers compensation and automobile liability claims; our ability to identify suitable acquisitions, and to successfully complete and integrate such acquisitions on satisfactory terms; our ability to successfully integrate Cornell and BI into our business within our expected time-frame and estimates regarding integration costs; our ability to accurately estimate the growth to our aggregate annual revenues and the amount of annual synergies we can achieve as a result of our acquisition of Cornell and BI; our ability to successfully address any difficulties encountered in maintaining relationships with customers, employees, or suppliers as a result of our acquisition of Cornell and BI; the ability of our government customers to secure budgetary appropriations to fund their payment obligations to us; and other factors contained in our filings with the Securities and Exchange Commission, or the SEC, including, but not limited to, those detailed in our annual report on Form 10-K, our Form 10-Qs and our Form 8-Ks filed with the SEC.

We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements included in this report.



The GEO Group, Inc.

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